UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2009

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec City, Quebec, Canada  G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures

Annual Report 2009

Corporate Profile

Five Keys to Understanding EXFO

Letter to Shareholders

Financial Highlights

Management's Discussion and Analysis

Management's Reports

Report of Independent Auditors

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Board of Directors

Management and Corporate Officers

Corporate Governance Practices

Other Financial Information

Shareholder Information

Glossary

Worldwide Offices

Cover Letter

Notice of Annual and Special Meeting of Shareholders

Form of Proxy

Management Proxy Circular

In November 2009, EXFO Electro-Optical Engineering Inc., a Canadian corporation, issued its annual report containing its annual audited financial statements and management’s discussion and analysis thereof for its fiscal year ended August 31, 2009. At the same time, it also issued a cover letter, its notice of its annual and special shareholders’ meeting, its form of proxy and its management proxy circular. This report of Form 6-K sets forth said documents.

The annual report containing the Corporation’s annual audited financial statements and management’s discussion and analysis for its fiscal year ended August 31, 2009, a cover letter, its notice of annual and special shareholders’ meeting, its form of proxy and its management proxy circular are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: November 25, 2009

ANNUAL REPORT
2009

Poised for growth

EXFO

Assessing
Next-Gen Networks

CORPORATE PROFILE

EXFO is a leading provider of test and service assurance solutions for network operators and equipment manufacturers in the global telecommunications industry. The Telecom Division, which accounts for almost 90% of the company’s revenues, offers a wide range of innovative solutions to assess optical networks, from the core to access, as well as next-generation IP infrastructures and related triple-play services. The Life Sciences and Industrial Division offers solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors. For more information, visit www.EXFO.com.

01      Five Keys to Understanding EXFO
06      Letter to Shareholders
10      Financial Highlights
11      Management’s Discussion and Analysis
32      Management’s Reports
33      Report of Independent Auditors
34      Consolidated Financial Statements
39      Notes to Consolidated Financial Statements
60      Board of Directors
61      Management and Corporate Officers
62      Corporate Governance Practices
64      Other Financial Information
65      Shareholder Information
66      Glossary
67      Worldwide Offices

Five Keys to Understanding EXFO

1	THE WORLD NEEDS MORE BANDWIDTH

At work, rest or play, people are consuming more and more bandwidth, VoIP, IPTV, video-on-demand, video conferencing, peer-to-peer file sharing and social networking applications – these were deemed futuristic not too long ago, but they have made their way into the very fabric of our daily lives.

In fact, global IP traffic is almost doubling every two years, as subscribers now expect wireless and wireline networks to transport any content to any device at any time.

“To respond to explosive bandwidth growth, EXFO has developed next-generation test and service assurance solutions that enable customers to optimize their networks and maximize revenues.”
Vikas Arora
Chief Technology Officer

2	NETWORK OPERATORS ARE CONVERGING TOWARD AN ALL-IP ARCHITECTURE

Legacy SONET/SDH standards were established in the mid-1980s to carry point-to-point voice signals along traditional telephone systems. With the advent of the Internet in the mid-1990s, these same networks began transporting data without too many complications.

Fast-forward to the new millennium as a host of bandwidth-intensive video applications have forced network operators to overhaul their entire systems to efficiently support triple-play and even quad-play services.

Today, voice, data and video have become mere applications on a converged IP fixed-mobile network, allowing operators to cost-effectively deliver more bandwidth and services.

“EXFO’s value proposition to network operators is not only about innovation, quality and ease of use – it enables them to deploy the most advanced networks with higher-margin services at a lower cost.”
Étienne Gagnon
Vice-President of Telecom Product
Management and Marketing

3	EXFO IS FOLLOWING SUIT WITH ADVANCED IP TESTING AND SERVICE ASSURANCE…

In 1985, EXFO started off as a pure-play supplier of handheld fiber-optic test instruments. Over the years we gradually became more software-centric, moving up the network hierarchy to offer transport and datacom test instruments. These software-driven solutions characterize traffic carried across wireline and wireless networks.

Given our strong focus on IP fixed-mobile convergence, we recently expanded into service assurance through the acquisition of Brix Networks. As network operators reach a critical mass in terms of paying customers, it’s far more cost-efficient for them to deploy IP service assurance systems than send out technicians to cope with network failures.

By definition, service assurance is even more software-intensive than transport and datacom testing, since it monitors quality of service (VoIP, Internet, IPTV) and quality of experience in real time. Altogether, our software-based test solutions, collectively known as our protocol business, represented 36% of Telecom revenues in 2009 compared to 10% in 2006. Not coincidentally, our gross margin steadily increased over these years to reach 61.3% in 2009.

“EXFO is just beginning to leverage synergies between testing and service assurance across the network lifecycle. This will surely fuel our sales growth and increase our margins as we evolve from a ‘box’ to ‘solution’ supplier.”
Vivian Hudson
Vice-President and General Manager
EXFO Service Assurance

4	… AND FOCUSING ON HIGH-GROWTH MARKET OPPORTUNITIES

During our 24-year history, our growth strategy has always been predicated on targeting high-potential markets in which we can make a real difference for customers. Against the backdrop of a global shift towards IP fixed-mobile convergence, we have steered our efforts to specific market segments like mobile backhaul, FTTx, 40 Gbit/s and 100 Gbit/s network upgrades, and business Ethernet services. We’ve also prioritized our global sales coverage with a direct presence in more than 20 selected countries. Our sales force is supplemented by channel partners who provide pre- and post-sales support in nearly 100 countries. This sales model allows us to combine our global reach with local partners to better serve our overall markets.

“Given the strong demand for broadband services in the Americas, our focus on high-growth market opportunities renders our solutions extremely relevant to network operators in this region.”
Dana Yearian
Vice-President of Telecom Sales
Americas

“We’ve penetrated about 80% of the top 100 network operator accounts worldwide thanks to a shrewd assessment of market trends, products designed for real-world applications, and highly targeted deployment of sales resources.”
Jon Bradley
Vice-President of Telecom Sales
International

5	EXFO IS POISED FOR PROFITABLE GROWTH

Since EXFO’s inception, our focus has always been on growing faster than the industry through market-share gains. We get there by combining market-driven product innovation with best of- class support to deliver an unmatched customer experience.

As a result, EXFO has gained market share every single year since 1985.

During this period, we have maintained a healthy gross margin, generated strong cash flow, delivered solid EBITDA levels and protected our balance sheet. Although our revenues and earnings were affected by the global economic recession in 2009, we remain poised for profitable growth by keeping our eyes on both the top and bottom lines.

“By striking the right balance between sales growth and profitability, while maintaining a strong balance sheet, we’re committed to creating genuine value for shareholders.”
Pierre Plamondon, CA
Vice-President of Finance
and Chief Financial Officer

LETTER TO SHAREHOLDERS

Poised for Profitable Growth

Fiscal 2009 unfolded like two years in one at EXFO. At the midpoint of fiscal 2009, we had increased sales 10.1% year-over-year (or flat organically, excluding acquisitions and forward exchange contracts), while most of our peers endured double-digit declines. We had also generated strong earnings thanks, in part, to a favorable Canadian/US exchange rate.

The depressed economic environment, however, caught up with us in the second half of the fiscal year, especially in May and June, as several opportunities that we had been tracking were delayed or reduced in size. We also witnessed a significant decrease in the US dollar against multiple currencies, including the Canadian dollar, in the third quarter, which prompted us to implement a restructuring plan that will provide $6 million in annualized pre-tax savings to help us return to better profitability levels.

We closed fiscal 2009 with a 5.9% year-over-year decrease in sales to $172.9 million, or -13.5% on an organic basis. Given the lower sales volume caused by the economic recession, EBITDA* dropped to $14.5 million, or 8.4% of sales.

Obviously, these results are disappointing to me, but I believe that we continued to increase our market share as the telecom test and service assurance pie contracted more than our sales in the past year. We also made inroads in new market segments, intensified sales and marketing initiatives in targeted regions, and launched a series of ground-breaking solutions. I’m confident these actions will lead to a significant increase in sales and earnings in upcoming years.

Following is a summary of our key achievements in fiscal 2009:

•	Increased protocol sales 63.1% year-over-year to $54.9 million;
•	Raised gross margin for a seventh consecutive year to reach 61.3%;
•	Generated a record $22.6 million in cash flows from operations;
•	Maintained a healthy balance sheet with a cash position of $69.7 million and no debt;
•	Returned $26.3 million to shareholders via our share buyback programs;
•	Positioned EXFO for key market opportunities by launching 26 new products, including several game-changers; and
•	Over the last five years, increased sales by a CAGR of 18.3% and improved gross margin on average 1.3% per year – from 54.7% to 61.3%.

With the worst of the economic recession seemingly behind us, I’m optimistic that EXFO is poised to return to profitable growth, as reflected in the theme of our Annual Report. With operators shifting their fixed and mobile networks to a fully converged, IP architecture in order to meet growing bandwidth demand in a flexible and cost-effective manner, EXFO is well positioned to meet the challenge with its market-leading optical product portfolio and higher-margin, next-generation IP test and service assurance offerings.

OPTICAL BUSINESS

Many operators deferred capital-intensive deployments of fiber in their access networks, including fiber-to-the-home (FTTH), as well as core network expansion initiatives in 2009. Consequently, optical sales dropped 17.5% to $95.5 million despite our continued market-share gains. Third-party research from Frost & Sullivan reported in 2009 that EXFO had made the largest market-share gains in the fiber-optic test equipment (FOTE) market for a fifth consecutive period in calendar 2008, confirming we had vaulted from third to first place in the global FOTE market with a market share of 18.0% in 2008, or an estimated 33.3% of the portable test segment. Our internal numbers indicate that the FOTE market dropped between 20 to 25% in 2009.

Continuing to build on our leadership position in 2009, we strengthened our optical product line with a number of innovative test solutions like a patent-pending, single-ended distributed PMD analyzer and a 100 Gbit/s optical modulation analyzer. We remain recognized as the partner of choice by network operators worldwide as they increase transmission rates in core and metro networks to 40 Gbit/s and even 100 Gbit/s, and deploy fiber deeper in their access networks with proven FTTH or hybrid fiber-to-the-node (FTTN) and fiber-to-the-curb (FTTC) initiatives. We expect our optical revenues to rebound in 2010 as access to capital improves among network operators.

PROTOCOL BUSINESS

Sales of our protocol business increased 63.1% year-over-year to $54.9 million in 2009 as we continued gaining market share in next-generation transport and datacom testing, IMS/VoIP testing (Navtel acquisition) and IP service assurance (Brix acquisition). These latter two segments made full-year contributions to our protocol sales in 2009 compared to five and four months, respectively, in 2008. Our five-year CAGR for protocol sales is a remarkable 51.9%.

We made headway in 2009 not only with wireline operators, but also with their wireless counterparts. Among our numerous contract wins, let’s mention two multi-million dollar contracts with Tier-1 wireless operators: one for mobile backhaul testing and another for a nation-wide service assurance deployment. Wireless is increasingly becoming an attractive end-market for EXFO as both fixed and mobile networks are converging to a common IP-based communications infrastructure supported by IMS for seamless network interoperability. Wireless operators are aggressively investing in 3G networks and preparing for 4G/LTE deployments to cope with the explosion in bandwidth demand generated by smart phones and notebooks.

To accommodate soaring mobile data traffic, wireless operators will be massively deploying optical fiber to their transmission towers in order to ratchet transmission rates up to 1 Gbit/s. This represents a major opportunity for EXFO to combine leading optical, protocol and service assurance solutions in a comprehensive end-to-end offering.

BRIX ACQUISITION

Our bold move to acquire Brix Networks in April 2008 is just starting to pay off as we begin to leverage the technical and commercial synergies with the rest of our business. Brix brought to EXFO the most advanced and scalable service assurance solution for voice, data and video applications on fixed and mobile IP networks. As an integral part of our protocol business, it was negative to earnings (excluding amortization of intangible assets and stock-based compensation costs) for the remainder of fiscal 2008 and slightly positive in 2009—ahead of what we had initially communicated. It should increasingly contribute to earnings as we ramp up sales volume in a segment that carries our highest margins. IP service assurance is a high-growth market opportunity for EXFO. Network operators must increasingly measure quality of experience to assure customer satisfaction and retention, given the less predictable nature of IP networks with applications competing for bandwidth as they travel through the “Internet cloud.”

Looking at the chart on this page, our consolidated gross margin has grown in tandem with sales of our protocol solutions, which have elevated margins due to their inherently high software content. As mentioned in previous years, I anticipate this business will surpass optical revenues in the not-too-distant future despite expectations that our optical business will resume its growth trajectory. Consequently, I’m confident that our consolidated gross margin profile will continue its ascent in upcoming years as we focus on carrying over the impact to our earnings.

ACCESS BUSINESS

This smaller unit is taking longer than planned to deliver on its promise. It was affected by difficult market conditions in 2009, along with the fact that our new offering targeting high-speed bandwidth to the home is just starting to win product approvals with large accounts. Sales in access testing decreased 21.8% to $5.8 million in 2009, but should return to a growth mode in 2010.

LIFE SCIENCES AND INDUSTRIAL DIVISION

Sales in our Life Sciences and Industrial Division dropped 13.2% year-over-year to $19.8 million in 2009 mainly due to reduced demand for consumer goods, such as cellular phones and cameras, which affected sales of our opto-electronics assembly product lines. This division remains, however, quite profitable.

SHARE BUYBACK PROGRAMS

Through a substantial issuer bid (SIB) in December 2008, we bought back 7.7 million shares for $25.5 million. The SIB re-affirmed management’s belief in the long-term success of the company, reduced pressure on our share price created by some shareholders’ need for liquidity during the financial crisis, and efficiently disposed of excess cash on our balance sheet. We also maintained our normal course issuer bid (NCIB) and altogether returned $26.3 million to shareholders in fiscal 2009.

FOCUS ON REVENUE AND
EARNINGS GROWTH

As we enter our 25th year of operation, we’re better positioned than ever to benefit from an economic recovery, key market trends and earnings leverage. In a nutshell:

•
We expect all our telecom segments to resume sales growth in 2010. As access to capital improves for network operators, our market-leading optical business should rebound thanks to FTTH rollouts and overall network expansion. Our protocol business is expected to continue its strong growth trajectory as operators migrate their wireline and wireless networks to an all-IP network architecture. Finally, our access segment should benefit from increased product approvals among a larger base of network operators, who are delivering higher speeds to homes through their existing fiber and copper plants.

•
We’re confident that we will continue to raise our gross margin based on increased sales from our higher-margin protocol business, which will eventually surpass our optical unit in terms of revenues. In addition, several strategic initiatives in procurement, product development and manufacturing operations should continue to sustain this trend.

•
As we ramp up sales volume, we expect to better absorb the costs of our global R&D, sales and support teams, and reduce their relative weight in our P&L statement. It should be noted that our R&D software center in India will begin its third year of operation, resulting in enhanced productivity and better innovation results for EXFO.

•
We will focus on increasing the differentiation and added value in our various product lines in order to deliver end-to-end test and service assurance solutions that very few players in our field can match. We will further leverage our technical and sales forces to maximize our return on investment as network operators increasingly turn up triple-play IP services and reduce customer churn.

•
We’ve made significant moves in recent years, such as establishing our telecom manufacturing plant in China and R&D software center in India, to better position ourselves for strong revenue growth and even faster earnings growth. We’re committed to finding the right balance between sales and profitability growth, as well as organic versus acquisition-related development. It’s essential that our earnings, measured in EBITDA*, progress at a high rate in upcoming years, since as a significant shareholder of the company I want to create value for all shareholders.

CORPORATE PERFORMANCE METRICS

We have maintained our best practice of establishing corporate metrics by which management’s performance can be measured by shareholders. Given the economic recession in 2009, however, we’ve adjusted them for a new three-year period extending from fiscal 2010 to 2012. We’re retaining our minimum target of 20% sales CAGR as we intend to grow sales faster than our end-markets. We’re raising our gross margin metric to a minimum of 64% based on an increased contribution from higher-margin protocol solutions. Finally, we plan to at least double EBITDA* in dollars over the newly defined three-year period.

Corporate Performance Objectives for FY 2010-2012
Increase sales by a CAGR of 20% or more
Raise gross margin to 64%
Double EBITDA in dollars

WRAP-UP

A final word of thanks goes out to the three pillars of our company: customers, employees and shareholders. Without your ongoing trust, commitment and belief in EXFO, we would not be as well positioned today to grow on a profitable basis. I would also like to extend my gratitude to our Board of Directors, whose wise counsel and staunch support have proven to be invaluable over the years.

Sincerely,

/s/ Germain Lamonde
Germain Lamonde
Chairman, President and Chief Executive Officer
October 13, 2009

*
EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain. Please see page 64 for a reconciliation of EBITDA to GAAP net earnings (loss).

FINANCIAL HIGHLIGHTS
(in thousands of US dollars, except per share data, and as a percentage of sales)

Consolidated Statements of Earnings Data	2009		2008	2007	2006	2005
Sales	$172,878		$183,790	$152,934	$128,253	$97,216
Gross margin	$105,986		$108,166	$87,798	$70,978	$53,157
	61.3%		58.9%	57.4%	55.3%	54.7%
Selling and administrative	$63,808		$61,153	$49,580	$40,298	$31,782
	36.9%		33.3%	32.4%	31.4%	32.7%
Net research and development	$27,698		$26,867	$16,668	$15,404	$12,190
	16.0%		14.6%	10.9%	12.0%	12.5%
Earnings (loss) from operations	$(18,078)		$11,983	$16,782	$8,062	$(199)
	(10.5	) %	6.5%	11.0%	6.3%	(0.2	) %
Net earnings (loss)	$(16,585)		$18,424	$42,275	$8,135	$(1,634)
See note (1) below for selected information included in net earnings (loss)	(9.6	) %	10.0%	27.6%	6.3%	(1.7	) %
Basic and diluted net earnings (loss) per share	$(0.27)		$0.27	$0.61	$0.12	$(0.02)
EBITDA * (unaudited)	$14,466		$20,588	$22,580	$15,834	$7,557
	8.4%		11.2%	14.8%	12.0%	7.8%

(1) Other Selected Information Included in Net Earnings (Loss) (Unaudited)
R&D tax credits recovery	$(1,902)		$–	$(3,162)	$–	$–
Amortization of intangible assets	$5,067		$3,871	$2,864	$4,394	$4,836
Impairment of long-lived assets and goodwill	$21,713		$–	$–	$604	$–
Government grants	$–		$–	$(1,079)	$(1,307)	$–
Restructuring charges	$1,171		$–	$–	$–	$292
Stock-based compensation costs	$1,409		$1,272	$981	$1,032	$963
Future income tax recovery	$(943)		$(6,515)	$(24,566)	$–	$–
Extraordinary gain	$–		$3,036	$–	$–	$–
Net income tax effect of the above items	$(2,613)		$(915)	$–	$–	$–

Consolidated Balance Sheets Data
Cash and short-term investments	$69,716		$87,540	$129,758	$111,290	$112,002
Working capital	$108,080		$144,604	$180,440	$143,985	$135,288
Total assets	$240,371		$293,066	$279,138	$219,159	$190,957
Long-term debt (excluding current portion)	$–		$–	$–	$354	$198
Shareholders’ equity	$208,045		$259,515	$250,165	$196,234	$173,400

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the consolidated financial condition and results of operations of EXFO Electro-Optical Engineering Inc. for the fiscal years ended August 31, 2007, 2008 and 2009 should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Significant differences in measurement and disclosure from generally accepted accounting principles in the United States, or U.S. GAAP, are set out in note 20 to our consolidated financial statements. Our measurement currency is the Canadian dollar although we report our financial statements in US dollars.

The following discussion and analysis of the consolidated financial condition and results of operations is dated November 6, 2009.

All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

The fundamental drivers for increased bandwidth and Internet protocol (IP) fixed-mobile convergence in the global telecommunications industry remain intact, but they were constrained by an economic recession that forced network operators and network equipment manufacturers to reduce their capital and operating expenses in calendar 2009. In fact, several of these players announced significant reductions in capital expenditures and staffing levels during the course of the year. The economic outlook seems brighter for the latter part of calendar 2009, but most industry analysts are forecasting a moderate improvement rather than an immediate snap back to previous revenue levels.

Despite this challenging macro-economic environment, it should be noted that telecom market dynamics in 2009 are completely different from those during the industry downturn of 2001. First of all, there is a myriad of bandwidth-intensive applications generating strong growth in bandwidth demand, both in wireless and wireline networks. For example, monthly traffic is at the exabyte level (1 exabyte equals 1 quintillion bytes) in 2009, while in 2001 there were few applications outside of regular e-mail delivery. Secondly, the ongoing demand for bandwidth has placed a strain on access links, metro rings and long-haul routes, whereas in 2001 there was an overabundance of bandwidth capacity in optical backbone networks, which drove bandwidth prices down significantly. Finally, most network operators have healthy balance sheets today, while in 2001 many of them were financially overextended with some declaring outright bankruptcy.

According to Cisco’s Visual Networking Index, global IP traffic will nearly double every two years (compound annual growth rate of 46%) from 2007-2012, reaching just under 44 exabytes per month in 2012. Global bandwidth demand is driven by a wide range of applications including peer-to-peer file sharing, social networking, Internet gaming as well as various forms of IP video. For example, YouTube consumed more bandwidth in 2008 than traffic crossing the entire U.S. network backbone in 2000.

As telecommunication networks are being transformed to deliver IP-based voice, video and data capabilities, legacy SONET/SDH standards, which were first established in the mid-1980s and implemented until 2005, do not have the payload flexibility to seamlessly mix and transport these services. Such networks are not capable of efficiently carrying IP-based services, since they were designed for public switched telephone network (PSTN), point-to-point voice transmission only. As a result, new optical transport network (OTN) standards have been defined to carry IP applications over Ethernet and are at the very foundation of what the industry is labeling next-generation networks. Network operators are increasingly turning to such next-generation, IP-based networks to allow for more flexible and efficient transport of applications and services, and to offer customers higher-margin triple-play services ― and even quadruple-play services ― as wireline and wireless technologies become increasingly interconnected. Finally, as subscribers of these new services reach a critical mass, network operators are relying on service assurance solutions to ensure that the quality of service (QoS) and quality of experience (QoE) are optimal in the post-deployment phase.

As well, it is now clear that fiber-to-the-home (FTTH) is becoming the access network architecture of choice for network operators wishing to provide a superior user experience for a combined video, data and voice offering. This architecture allows them to meet heightened bandwidth requirements and future-proof their access networks, as residential bandwidth demands are growing from the 1 to 5 Mbit/s (megabits per second) of the past to 30 to 100 Mbit/s required for the long term. Some projects, however, may be delayed due to reduced funding. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also expand in the short term, since they are less expensive methods to increase bandwidth and can be mass-deployed more quickly.

FTTH investment decisions are applicable not only to green-field deployments and high-rise buildings, but also to larger-scale rollouts as long-term operating costs are less than FTTC and FTTN. It should be noted that FTTH deployment costs have largely dropped over the years as increased volume and improved test tools, like those we offer, are rendering rollouts increasingly simple and efficient. FTTH is also proving to be a low-cost alternative for multidwelling units (MDUs) as this network architecture can deliver large amounts of bandwidth at a minimal cost per apartment. We are merely at the early stages of fiber deployments in access networks, both in North America and around the world. It is also worth noting that Western Europe and even China have become increasingly committed to deploying FTTH networks, given their high-population density.

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies. For example, 43 Gbit/s (gigabits per second) SONET/SDH is now becoming mainstream, while a few network operators are expected to begin 100 Gbit/s Ethernet field trials later in this calendar year. In the long run, these solutions will offer a more economical way to add capacity on saturated network sections, especially if trenches need to be dug in order to deploy new fiber in metro and long-distance routes.

These market dynamics affected telecom test and service assurance suppliers in fiscal 2009. However, the tail end of the economic recession in the United States and Western Europe could potentially continue to delay network investments and necessarily reduce demand for our test and service assurance solutions.

COMPANY OVERVIEW

EXFO is a leading provider of test and service assurance solutions for network operators and network equipment manufacturers in the global telecommunications industry. The Telecom Division, which represents nearly 90% of our business, offers a wide range of innovative test and service assurance solutions to assess next-generation and traditional telecom networks. The Life Sciences and Industrial Division offers solutions in medical-device and opto-electronics assembly, fluorescence microscopy and other life sciences sectors.

We were founded in 1985 in Quebec City, Canada. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-portable testing products for the installation, maintenance, monitoring and troubleshooting of optical networks. In 1996, we supplemented our product portfolio with an extensive line of high-end products that are mainly dedicated to research and development as well as manufacturing activities of optical component manufacturers and system vendors.

Over the past several years, we have enhanced our competitive position through acquisitions of protocol, copper/xDSL and service assurance test businesses.

In February 2009, we closed the acquisition of Sweden-based PicoSolve Inc., a supplier of ultra-high-speed optical sampling oscilloscopes for 40G and 100G R&D, manufacturing and deployment applications.

In April 2008, we acquired all issued and outstanding shares of Brix Networks Inc. (renamed EXFO Service Assurance Inc.), for a cash consideration of $32.1 million. Brix Networks, a privately held company located in the Boston, MA area, offers VoIP and IPTV service assurance solutions across the three areas most affecting the success of a real-time service: signaling quality (signaling path performance), delivery quality (media transport performance) and content quality (overall quality of experience). Brix Networks’ service assurance solutions are mainly designed for network service providers (NSPs) and large enterprises.

In March 2008, we acquired all issued and outstanding shares of Navtel Communications Inc., for a cash consideration of $11.3 million. Navtel Communications, a privately held company in Toronto, Canada, is a leading provider of Internet protocol multimedia subsystem (IMS) and VoIP test solutions for network equipment manufacturers (NEMs) and NSP labs. Navtel Communications specializes in testing next-generation IP networks that are increasingly combining wireline and wireless technologies. Subsequent to the acquisition, Navtel Communications was merged into the parent company.

In fiscal 2008, we opened our own telecom manufacturing facilities in Shenzhen, China. We now have two main manufacturing sites for our Telecom Division and one plant for our Life Sciences Division. Over time, low-volume, high-complexity telecom products will be manufactured in Quebec City, whereas high-volume, low-complexity telecom products will be manufactured in Shenzhen.

In fiscal 2008 and 2009, we accelerated the deployment of a software development center in Pune, India, to supplement the research and development capabilities of our labs in Boston, Toronto, Montreal and Quebec City. This enables us to benefit from the wealth of IP expertise in India, to accelerate product development―especially for our software-intensive protocol test and service assurance solutions―to take advantage of a lower cost structure.

In January 2006, we acquired substantially all the assets of Consultronics Limited (now merged with the parent company), a leading supplier of test equipment for copper-based broadband access networks, for a total cash consideration of $19.1 million. Above and beyond copper/xDSL test solutions, Consultronics had a rich product portfolio for testing next-generation technologies, such as IPTV and VoIP, which are critical for NSPs in their deployment of triple-play services (voice, data, video) over optical and copper links in access networks.

In November 2001, we acquired Avantas Networks Corporation (renamed EXFO Protocol Inc. and now merged with the parent company), a supplier of protocol-testing and optical-network performance management equipment for NSPs. This transaction enabled us to combine optical and protocol test modules inside a single field-portable test platform in order to help our customers increase revenues and reduce operating costs. In October 2002, our wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of gnubi communications, L.P., a supplier of multichannel telecom and datacom testing solutions for the system manufacturer market. EXFO Protocol and EXFO Gnubi were consolidated in Montreal, Canada, in fiscal 2004.

Previously, we had completed two acquisitions to bolster growth in the optical component manufacturing market. We acquired Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.) in December 2000 for its wavelength measurement instruments and nanopositioning alignment systems. We also added EFOS Inc. (renamed EXFO Photonic Solutions Inc.) in March 2001 for its precision light-based, adhesive spot-curing technology. We have since exited the optical component manufacturing automation business, and the remaining operations of EXFO Burleigh have mostly been consolidated with those of EXFO Photonic Solutions in Toronto, Canada.

We launched 26 new products in fiscal 2009, including three in the fourth quarter, compared to 27 in fiscal 2008. Key product introductions in fiscal 2009 included among others a portable test solution for characterizing 100 Gbit/s Ethernet and 40/43 Gbit/s SONET/OTN networks; a patent-pending distributed PMD analyzer that allows network operators to cost-effectively upgrade their networks to 40G and 100G by measuring the level of potentially debilitating PMD on each fiber section; new software releases for the IMS InterWatch platform and Packet Blazer product lines that support the migration of voice and video applications to the IPv6 (Internet protocol, version 6) addressing scheme; 1 Gbit/s and 10 Gbit/s test probes for carrier Ethernet and mobile backhaul service assurance applications; and the next-generation FTB-500 multilayer platform for high-end test applications in the field and central office. Following the year-end, we released the first turnkey optical modulation analyzer for complete characterization of signals up to 100 Gbaud. Sales from products on the market two years or less accounted for 38.4% of total sales in fiscal 2009.

Overall for fiscal 2009, sales decreased 5.9% to $172.9 million from $183.8 million in 2008. This decrease in sales mainly results from the global economic recession as well as from currency fluctuations on our sales and the impact of such fluctuations on our forward exchange contracts since the beginning of the fiscal year. However, global sales for fiscal 2009 included $25.3 million from Brix Networks and Navtel Communications, compared to $5.4 million in 2008, which mitigated in part the decrease in sales year-over-year. These two acquisitions were closed approximately two months and one month into the third quarter of fiscal 2008, respectively. Excluding the positive impact of our two recent acquisitions, our organic sales would have decreased 17.3% in fiscal 2009 compared to 2008, reflecting the impact of the global economic recession and the negative effects of the currency fluctuations on our sales and the impact of such fluctuations on our forward exchange contracts in fiscal 2009, compared to 2008.

Looking at the bottom line, we reported a GAAP net loss of $16.6 million, or $0.27 per share, in fiscal 2009, compared to net earnings of $18.4 million, or $0.27 per diluted share, in 2008. Net loss for fiscal 2009 included a non-cash pre-tax impairment of goodwill of $21.7 million. GAAP net loss for fiscal 2009 also included pre-tax charges of $1.2 million in severance expenses for the 65 employees who were terminated throughout the company. However, GAAP net loss included a pre-tax R&D tax credits recovery of $1.9 million and $372,000 for the recognition of previously unrecognized future income tax assets. Finally, GAAP net loss for fiscal 2009 included $4.3 million in after-tax amortization of intangible assets and $1.4 million in stock-based compensation costs. Net earnings for fiscal 2008 included $5.3 million for the recognition of previously unrecognized future income tax assets, $2.7 million for income tax recovery following the review of our tax strategy related to the changes in substantively enacted income tax rates in Canada, $1.5 million of income tax expense to account for the changes in substantively enacted income tax rates on our future income tax assets in Canada, an extraordinary gain of $3.0 million related to the negative goodwill of the Navtel Communications acquisition, as well as $3.0 million in after-tax amortization of intangible assets and $1.3 million in stock-based compensation costs.

EBITDA (net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain) were at $14.5 million, or 8.4% of sales in fiscal 2009, compared to $20.6 million, or 11.2% of sales in 2008 (see further in this document for a comprehensive reconciliation of EBITDA to GAAP net earnings (loss)). EBITDA for fiscal 2009 included pre-tax charges of $1.2 million in severance expenses for the 65 employees who were terminated throughout the company and stock-based compensation costs of $1.4 million. However, EBITDA included a pre-tax R&D tax credits recovery of $1.9 million.

On November 6, 2008, we announced that our Board of Directors had authorized a renewal of our share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2.7 million subordinate voting shares, at the prevailing market price. We have used and expect to continue to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid started on November 10, 2008, and will end on November 9, 2009. All shares repurchased under the bid are cancelled. In fiscal 2009, we redeemed 488,786 subordinate voting shares for an aggregate net purchase price of $1.4 million.

On November 10, 2008, we announced that our Board of Directors had authorized a substantial issuer bid (the “Offer”) to purchase for cancellation subordinate voting shares for an aggregate purchase price not to exceed CA$30 million. On December 18, 2008, pursuant to the Offer, we purchased for cancellation 7.7 million subordinate voting shares for the aggregate purchase price of CA$30 million (US$24.9 million), plus related fees of $576,000. We used cash and short-term investments to fund the purchase of shares.

On November 6, 2009, we announced that our Board of Directors had authorized the second renewal of our share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2.3 million subordinate voting shares, at the prevailing market price. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid will start on November 10, 2009, and will end on November 9, 2010, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

In the third quarter of fiscal 2009, we performed our annual impairment test for goodwill for all reporting units. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of the reporting units is compared to their fair value. If the carrying value of a reporting unit exceeds its fair value, the second step is performed to determine the amount of the impairment loss. Following the decrease in our stock price in June 2009, we came to the conclusion that the carrying value of one of our reporting units exceeded its fair value and we recorded an impairment charge of $21.7 million in the third quarter of fiscal 2009, to bring the goodwill of this reporting unit to its fair value. This reporting unit reports to the Telecom Division.

In June 2009 and as previously mentioned, we laid off 65 employees across the organization as part of a restructuring plan to cope with currently difficult market conditions. This action resulted in a one-time pre-tax restructuring charge of $1.2 million that was recorded in the fourth quarter of fiscal 2009, but is expected to deliver about $6 million in annual savings.

During the third quarter of fiscal 2009, we were named recipient of the Growth Strategy Leadership Award by Frost & Sullivan for the fifth consecutive time. The award is presented to the company whose growth strategy generates the largest market-share gains in the global fiber-optic test equipment (FOTE) market during the previous research period. According to Frost & Sullivan, a leading global growth consulting firm, we captured first place overall in the FOTE market with a market share of 18.0% in 2008, up from a third-place 12.7% in 2006 (Frost & Sullivan did not grant an award in 2008 for market-share gains in 2007). Frost & Sullivan estimated the FOTE market to be $567.4 million in 2008, including $247.9 million for the portable installation and maintenance (I&M) test market. Based on Frost & Sullivan’s market data, we improved our leadership position in the portable I&M test market from 25.5% in 2006 to 33.3% in 2008.

Sales

We sell our products to a diversified customer base in approximately 95 countries through our direct sales force and channel partners like sales representatives and distributors. Most of our sales are denominated in US dollars and euros.

In fiscal 2007 and 2009, our top customer accounted for 14.7% and 11.6% of global sales, respectively. In fiscal 2008, no customer accounted for more than 10% of our global sales, with our top customer representing 7.4% of our global sales. The significant sales concentration with this Tier-1 carrier in fiscal 2007 was largely due to our leadership position in the FTTx test market and the fact that we benefited from aggressive FTTH rollouts from this customer. This sales concentration significantly decreased in fiscal 2008. However, in fiscal 2009, sales to this customer were positively impacted by significant orders for newly acquired Brix service assurance products. Sales levels with this customer may fluctuate year-over-year, based on available budgets, the allocation of such budgets and the timing and scope of projects, especially those related to our service assurance business.

We believe that we have a vast array of products, a diversified customer base, and a good spread across geographical areas, which provides us with reasonable protection against the concentration of sales and credit risk.

Cost of Sales

The cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel (net of government grants), as well as overhead costs. Excess, obsolete and scrapped materials are also included in the cost of sales. However, the cost of sales is exclusive of amortization, which is shown separately in the statements of earnings.

Operating Expenses

We classify our operating expenses into three main categories: selling and administrative expenses, research and development expenses, and amortization expenses.

Selling and administrative expenses consist primarily of salaries and related expenses for personnel, sales commissions, travel expenses, marketing programs, professional services, information systems, human resources and other corporate expenses.

Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, material component costs as well as fees paid to third-party consultants. We are eligible to receive research and development tax credits and government grants on research and development activities carried out in Canada. All related research and development tax credits and government grants are recorded as a reduction of gross research and development expenses.

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

Three-Year Strategic Objectives

Our goal is to become a strong market leader in the global telecom test and service assurance industry, mostly with network service providers (NSPs). We are committed to offering the most advanced market-driven solutions that help NSPs efficiently install, commission and run their converged IP fixed-mobile networks. Given the myriad of video applications and resultant explosion in bandwidth demand, we are increasingly covering the service and application layers on a network infrastructure to enable quadruple-play services.

To achieve our long-term vision, we plan to expand our leadership position in the portable optical segment, while growing our protocol business even faster to surpass optical sales. This plan is largely based on profitable organic growth and will be supported by strategic acquisitions of typically small to mid-size companies with best-of-class technologies in nascent, high-growth markets complementary to EXFO’s. We also intend to improve our competitive position through strategic alliances and partnerships.

In our fiscal 2008 Annual Report, we established three corporate performance objectives to gauge the success of our overall plan over the next three years:

o	Increase sales significantly faster than the industry growth rate (20% CAGR*)
o	Grow EBITDA** in dollars faster than sales (>20% CAGR)
o	Continue raising gross margin (62%)

*	Compound annual growth rate
**	EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain.

Given the global economic recession in fiscal 2009, we have adjusted our corporate performance metrics over a new three-year period extending from fiscal 2010 to 2012. We have maintained our 20% sales CAGR objective, proposed to double EBITDA in dollars, and raised our gross margin target to 64% for the newly defined three-year period.

Corporate Performance Objectives for FY 2010-2012
Increase sales by a CAGR of 20% or more
Raise gross margin to 64%
Double EBITDA in dollars

These three-year objectives will guide our actions in upcoming years as we are committed to maximizing shareholder value.

Results Achieved in Fiscal 2009

In fiscal 2009, sales and EBITDA decreased 5.9% and 29.7%, respectively, compared to 2008. Most of these come from the negative effect of the global economic recession we faced in fiscal 2009 as well as from currency fluctuations since the beginning of the fiscal year. However, gross margin improved to 61.3% in fiscal 2009 from 58.9% in 2008 despite difficult market conditions and currency fluctuations, thanks to the contribution of newly acquired Brix Networks and Navtel Communications. See further in this document for a comprehensive analysis of our sales and gross margin.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management’s discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements included elsewhere in this Annual Report. As previously mentioned, they have been prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to the fair value of financial instruments,  the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the valuation allowance of future income tax assets, the amount of certain accrued liabilities and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following summarizes our critical accounting policies as well as other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

Revenue recognition. For products in which software is incidental, we recognize revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Provisions are made for estimated returns, warranties and support obligations.

For products in which software is not incidental, revenues are separated into two categories: product and post-contract customer support (PCS) revenues, based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. PCS revenues are deferred and recognized ratably over the years of the support arrangement. PCS revenues are recognized at the time the product is delivered when provided substantially within one year of delivery, the costs of providing this support are insignificant (and accrued at the time of delivery) and no (or infrequent) software upgrades or enhancements are provided.

Maintenance contracts generally include the right to unspecified upgrades and enhancements on a when-and-if available basis and ongoing customer support. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis.

Revenue for extended warranties is recognized on a straight-line basis over the warranty period.

For all sales, we use a binding purchase order as evidence that a sales arrangement exists.

Delivery generally occurs when the product is handed over to a transporter for shipment.

At the time of the transaction, we assess whether the price associated with our revenue transaction is fixed or determinable, and whether or not collection is reasonably assured. We assess whether the price is fixed or determinable based on the payment terms associated with the transaction. We assess collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

Most sales arrangements do not generally include acceptance clauses. However, when a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of the receipt of a written customer acceptance or the expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Allowance for doubtful accounts. We estimate collectibility of accounts receivable on an ongoing basis by reviewing balances outstanding over a certain period of time. We determine our allowance for doubtful accounts receivable based on our historical accounts receivable collection experience and on the information that we have about the status of our accounts receivable balances. If the financial conditions of our customers deteriorate, resulting in an impairment of their ability to make required payments, additional allowance may be required, which could adversely affect our future results.

Reserve for excess and obsolete inventories. We state our inventories at the lower of cost, determined on an average cost basis, and net realizable value, and we provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities we have on hand versus expected needs for these inventories, so as to support future sales of our products. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

Research and development tax credits and government grants. We record research and development tax credits and government grants based on our interpretation of tax laws and grant programs, especially regarding related eligible projects and expenses, and when there is reasonable assurance that we have complied and will continue to comply with all conditions and laws. Also, our judgment and estimates are based on historical experience. It is possible, however, that the tax authorities or the sponsors of the grant programs have a different interpretation of laws and application of conditions related to the programs or that we do not comply with all conditions related to grants in the future, which could adversely affect our future results. Furthermore, a significant part of our research and development tax credits are refundable against income taxes payable, causing their ultimate realization to be dependent upon the generation of taxable income. If we obtain information that causes our forecast of future taxable income to change or if actual taxable income differs from our forecast, we may have to revise the carrying value of these tax credits, which would affect our results in the period in which the change was made.

Impairment of long-lived assets and goodwill. Long-lived assets are reviewed for impairment when events or circumstances indicate that cost may not be recoverable. Impairment exists when the carrying amount of an asset, or a group of assets is greater than the undiscounted future cash flows expected to be provided by the asset or the group of assets. The amount of impairment loss, if any, is the excess of the carrying value over the fair value. We assess fair value of long-lived assets based on discounted future cash flows.

We assess impairment of goodwill on an annual basis, or more frequently, if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is usually determined based on a combination of discounted future cash flows and a market approach. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value, and the loss is charged to earnings in the period in which it is incurred. For the purposes of this impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the fair value of its net identifiable assets.

Future income taxes. We provide for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carry forward of unused tax losses and deductions, using substantively enacted income tax rates expected for the years in which the assets are expected to be realized or the liabilities to be settled. In assessing the recoverability of our future income tax assets, we consider whether it is more likely than not that some or all of the future income tax assets will not be realized. The ultimate realization of our future income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

Stock-based compensation costs. We account for all forms of employee stock-based compensation using the fair value-based method. This method requires that we make estimates about the expected volatility of our shares, the expected life of the awards and the forfeiture rate.

Adopted in fiscal 2009

In December 2006, the Canadian Institute of Chartered Accountants (CICA) issued three new sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

Section 3862 replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures regarding risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk previously found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

Section 1535 applies to all entities, regardless of whether they have financial instruments or are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

We adopted these new standards on September 1, 2008 and provided the required disclosure in our consolidated financial statements.

In June 2007, the CICA issued Section 3031, “Inventories”. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. We adopted this new standard on September 1, 2008, and its adoption had no material measurement effect on our consolidated financial statements. The additional disclosure is provided in our consolidated financial statements.

In June 2007, the CICA amended Section 1400, “General Standards of Financial Statement Presentation”, to include new requirements regarding an entity’s ability to continue as a going concern. These amendments apply to fiscal years beginning on or after January 1, 2008. We adopted these amendments on September 1, 2008, and their adoption had no material effect on our consolidated financial statements.

In January 2009, the CICA issued Emerging Issues Committee 173 (EIC-173), “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This abstract clarifies that an entity’s own credit risk and the credit risk of its counterparty should be taken into account in determining the fair value of financial assets and liabilities. We adopted this standard on January 20, 2009, and its adoption had no material effect on our consolidated financial statements.

To be adopted after fiscal 2009

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which supersedes Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. We will adopt this new standard on September 1, 2009, and have not yet determined the effects its adoption will have on our consolidated financial statements.

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. This new section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard applies prospectively to business combinations with acquisition dates on or after January 1, 2011; earlier adoption is permitted.

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, which replaces Section 1600, “Consolidated Financial Statements”, and establishes the standards for preparing consolidated financial statements. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted. We have not yet determined the impact that adopting this standard will have on our consolidated financial statements.

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted as of the beginning of a fiscal year.

Should we decide to adopt one of these three new sections earlier, we must adopt all three on the same date.

In June 2009, the CICA amended section 3862, "Financial Instruments − Disclosures", to include enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The amendments apply to fiscal years ending after September 30, 2009, with early adoption permitted. We will adopt these amendments on September 1, 2010, and have not yet determined the effects their adoption will have on our consolidated financial statements.

In February 2008, the Canadian Accounting Standards Board announced that the use of International Financial Reporting Standards (IFRS) established by the International Accounting Standard Board (IASB) will be required for fiscal years beginning January 1, 2011, for publicly accountable profit-oriented enterprises. Accordingly, we will adopt these new standards during our fiscal year beginning on September 1, 2011. The IASB has also stated that during the transition period, companies will be required to provide comparative data for the previous year established under IFRS. IFRS issued by the IASB require the submission of additional information in the financial statements and, although the conceptual framework of IFRS is similar to Canadian GAAP, companies must take into account differences in accounting principles. We are currently evaluating the impact of adopting these new standards on our consolidated financial statements. In fact, we have completed the diagnostic phase to assess and scope the significant differences between existing Canadian GAAP and IFRS and the impact on our consolidated financial statements. Following the diagnostic phase, we have begun a detailed analysis of the accounting policies impacted by the adoption of IFRS, which is expected to be completed throughout fiscal 2010. Some transitional options permitted under IFRS are currently under analysis. A summary analysis indicates that in most cases, we would opt for a prospective application when the choice is available. The changeover to IFRS may result in changes to our accounting and internal control systems.

RESULTS OF OPERATIONS

The following table sets forth certain Canadian GAAP consolidated financial statements data in thousands of US dollars, except per-share data, and as a percentage of sales for the years indicated:

Consolidated statements of earnings data:	2009	2008	2007	2009	2008	2007
Sales	$172,878	$183,790	$152,934	100.0%	100.0%	100.0%
Cost of sales (1)	66,892	75,624	65,136	38.7	41.1	42.6
Gross margin	105,986	108,166	87,798	61.3	58.9	57.4
Operating expenses
Selling and administrative	63,808	61,153	49,580	36.9	33.3	32.4
Net research and development (2)	27,698	26,867	16,668	16.0	14.6	10.9
Amortization of property, plant and equipment	4,607	4,292	2,983	2.7	2.4	1.9
Amortization of intangible assets	5,067	3,871	2,864	2.9	2.1	1.9
Restructuring charges	1,171	−	−	0.7	−	−
Government grants	−	−	(1,079)	−	−	(0.7)
Impairment of goodwill	21,713	−	−	12.6	−	−
Total operating expenses	124,064	96,183	71,016	71.8	52.4	46.4
Earnings (loss) from operations	(18,078)	11,983	16,782	(10.5)	6.5	11.0
Interest income	597	4,639	4,717	0.4	2.5	3.0
Foreign exchange gain (loss)	1,157	442	(49)	0.7	0.3	−
Earnings (loss) before income taxes and extraordinary gain	(16,324)	17,064	21,450	(9.4)	9.3	14.0
Income taxes
Current	561	(7,094)	3,741	0.4	(3.9)	2.4
Future	72	14,094	−	0.0	7.7	−
Recognition of previously unrecognized future income tax assets	(372)	(5,324)	(24,566)	(0.2)	(2.9)	(16.0)
	261	1,676	(20,825)	0.2	0.9	(13.6)
Earnings (loss) before extraordinary gain	(16,585)	15,388	42,275	(9.6)	8.4	27.6
Extraordinary gain	−	3,036	−	−	1.6	−
Net earnings (loss) for the year	$(16,585)	$18,424	$42,275	(9.6)%	10.0%	27.6%
Basic and diluted earnings (loss) before extraordinary gain per share	$(0.27)	$0.22	$0.61
Basic and diluted net earnings (loss) per share	$(0.27)	$0.27	$0.61

Segment information
Sales:
Telecom Division	$153,082	$160,981	$129,839	88.5%	87.6%	84.9%
Life Sciences and Industrial Division	19,796	22,809	23,095	11.5	12.4	15.1
	$172,878	$183,790	$152,934	100.0%	100.0%	100.0%
Earnings (loss) from operations:
Telecom Division	$(21,954)	$9,524	$13,132	(12.7)%	5.2%	8.6%
Life Sciences and Industrial Division	3,876	2,459	3,650	2.2	1.3	2.4
	$(18,078)	$11,983	$16,782	(10.5)%	6.5%	11.0%
Research and development data:
Gross research and development	$35,757	$32,454	$25,201	20.7%	17.7%	16.5%
Net research and development (2)	$27,698	$26,867	$16,668	16.0%	14.6%	10.9%

Consolidated balance sheets data:
Total assets	$240,371	$293,066	$279,138

(1)	The cost of sales is exclusive of amortization, shown separately.
(2)
Net research and development expenses for the years ended August 31, 2007 and 2009 include the recognition of previously unrecognized research and development tax credits of $3,162, or 2.1% of sales, and $1,902, or 1.1% of sales, respectively.

SALES

Fiscal 2009 vs. 2008

In fiscal 2009, our global sales decreased 5.9% to $172.9 million from $183.8 million in 2008, with an 89%-11% split in favor of our Telecom Division (88%-12% in 2008).

Telecom Division

In fiscal 2009, sales of our Telecom Division decreased 4.9% to $153.1 million from $161.0 million in 2008.

The following table summarizes information about sales of our Telecom Division for years ended August 31, 2008 and 2009, in thousands of US dollars:

	Year ended August 31, 2009	Year ended August 31, 2008	Change in $	Change in %

Telecom Division sales	$153,082	$160,981	$(7,899)	(4.9	) %

(Gains) losses on forward exchange contracts	3,178	(4,171)	7,349

Telecom Division sales, excluding gains/losses on forward exchange contracts	156,260	156,810	(550)	(0.4)

Impact of recent acquisitions (1)	(25,327)	(5,423)	(19,904)

Organic sales	$130,933	$151,387	$(20,454)	(13.5	) %

(1)	Includes Brix Networks and Navtel Communications.

In fiscal 2009, we reported a year-over-year decrease in sales mainly due to the impact of the worldwide economic recession that affected most of our product lines during that period. In addition, as a portion of our sales are denominated in Canadian dollars, euros or British pounds, the increased strength of the US dollar against these currencies in fiscal 2009, compared to 2008, also had a negative impact on our sales expressed in US dollars, which contributed to the decrease in sales compared to the corresponding period last year. This was amplified by foreign exchange losses on our forward exchange contracts, which are recorded in reduction of sales. In fact, in fiscal 2009, foreign exchange losses on our forward exchange contracts amounted to $3.2 million and accordingly reduced our sales, compared to foreign exchange gains of $4.2 million in 2008, which increased our sales; this represents a decrease in sales of $7.3 million year-over-year. Excluding the impact of gains and losses on forward exchange contracts, our sales would have been relatively flat year-over-year.

However, the decrease in sales in fiscal 2009, compared to the same period last year, was offset in part by the inclusion of the sales of newly acquired Brix Networks and Navtel Communications products. In fact, sales of Brix Network and Navtel Communications amounted to $25.3 million in 2009, compared to $5.4 million in 2008. Brix Networks and Navtel Communications were acquired two months and one month into the third quarter of fiscal 2008, respectively. Excluding sales of Brix Networks and Navtel Communications and the impact of the foreign exchange gains or losses on our forward exchange contracts, our telecom sales would have decreased 13.5% organically year-over-year in 2009, reflecting the impact of the global economic recession and the decrease of the Canadian dollar, euro and British pound compared to the US dollar.

In fiscal 2009, we posted record-high sales and bookings of protocol test solutions, including next-generation IP test solutions and product lines of newly acquired Brix Networks and Navtel Communications. Protocol test solutions sales, buoyed by network capacity upgrades on wireline and wireless networks, increased 63.1% year-over-year (organic growth of 4.8% excluding sales of our new acquisitions of fiscal year 2008) as they reached $54.9 million in 2009, compared to $33.7 million in 2008. Also, they represented more than 35% of our telecom sales in 2009 (more than 20% in 2008). During fiscal 2009, we shipped a multimillion order to a Tier-1 wireless operator in North America for our service assurance test solutions, which increased our protocol sales year-over-year. The acquisitions of Brix Networks and Navtel Communications and the launches of significant strategic protocol test solutions in fiscal 2008 and 2009 give us a much more comprehensive offering in this market segment and a better competitive advantage over the competition.

However, sales of our optical test solutions decreased 17.5% to $95.5 million, from $115.7 million in 2008. Also, in fiscal 2009, we posted a year-over-year sales decrease of 21.8% ($5.8 million in fiscal 2009, compared to $7.4 million in 2008) for our copper-access test solutions. Our optical business was more affected by difficult market conditions, as many network operators deferred capital-intensive deployment decisions on FTTx rollouts and capacity expansion, opting to increase speed rather than digging trenches to add new fiber-optic cables. We believe that we still gained market share in the optical segment despite our year-on-year revenue decline. The access segment was also severely impacted by the recession, but we believe in this case that we have likely lost some market share from a small overall market presence, as our new products have not yet created a significant impact in the market. We are optimistic that 2010 will reverse this trend.

In fiscal 2009, we launched a patent-pending distributed PMD analyzer that allows network operators to cost-effectively upgrade their networks to 40G and 100G by measuring the level of potentially debilitating PMD on each fiber section, as well as the next-generation FTB-500 multilayer platform for high-end test applications in the field at the central office. In addition, following the year-end, we released the first turnkey optical modulation analyzer for complete characterization of signals up to 100 Gbaud. This analyzer incorporates the technology of newly acquired PicoSolve. These new and significant products should contribute to our sales in fiscal 2010 and beyond and help us increase our optical sales in the future.

During fiscal 2009, our top customer represented 13.1% ($20.0 million) of our telecom sales, compared to 8.4% ($13.6 million) in 2008.

Life Sciences and Industrial Division

In fiscal 2009, sales of our Life Sciences and Industrial Division decreased 13.2% year-over-year at $19.8 million, from $22.8 million in 2008.

A significant portion of that division’s sales activities are conducted through original equipment manufacturer (OEM) agreements. Consequently, we are dependent, to some extent, on the buying pattern of our customers. Moreover, a significant part of our product offering is related to manufacturing applications of consumer goods, which have been affected by the current state of the global economy. Finally, the decrease in the value of the Canadian dollar, the euro and the British pound versus the US dollar year-over-year had a negative impact on sales of this division, since a portion of these are denominated in currencies other than the US dollar and since we report our results in US dollars.

Fiscal 2008 vs. 2007

In fiscal 2008, our global sales increased 20.2% to $183.8 million, from $152.9 million in 2007, with an 88%-12% split in favor of our Telecom Division (85%-15% in 2007).

Telecom Division

In fiscal 2008, sales of our Telecom Division increased 24.0% to $161.0 million, from $129.8 million in 2007.

The following table summarizes information about sales of our Telecom Division for the years ended August 31, 2007 and 2008, in thousands of US dollars:

	Year ended August 31, 2008	Year ended August 31, 2007	Change in $	Change in %

Telecom Division sales	$160,981	$129,839	$31,142	24.0%

Gains on forward exchange contracts	(4,171)	(1,280)	2,891

Telecom Division sales, excluding gains on forward exchange contracts	156,810	128,559	28,251	22.0

Impact of recent acquisitions (1)	(5,423)	−	(5,423)	-

Organic sales	$151,387	$128,559	$22,828	17.8%

(1)	Includes Brix Networks and Navtel Communications.

In fiscal 2008, we posted sales growth thanks to the market acceptance of our next-generation IP test solutions and continued market-share gains in optical test solutions, revenue from newly acquired Brix Networks and Navtel Communications, continued spending in access networks fueled by the competitive dynamic between telephone and cable companies, as well as the positive impact of our forward exchange contract gains.

In fiscal 2008, sales of our optical test solutions increased 11.5% to $115.7 million, from $103.8 million in 2007. In addition, in fiscal 2008, we posted record-high sales and bookings of protocol test solutions, including next-generation IP test solutions and product lines of newly acquired Brix Networks and Navtel Communications. Protocol test solutions represented our fastest-growing product line with a year-over-year sales increase of 97.4% (organic growth of 65.6% excluding sales of $5.4 million from our new acquisitions of fiscal year 2008) as they reached $33.7 million in 2008, compared to $17.1 million in 2007. Also, they represented more than 20% of our telecom sales in 2008 (more than 10% in 2007).

However, in fiscal 2008, we posted a year-over-year sales decrease of 3.9% ($7.4 million in fiscal 2008, compared to $7.7 million in 2007) for our copper-access test solutions given that our highly competitive new product offering is only just starting to establish itself on the market and that large-scale IPTV deployments have been delayed, which affected our sales in fiscal 2008 to some extent. During fiscal 2008, we launched new added-value products that integrate Consultronics (copper-access) core knowledge and intellectual property; namely, the new AXS-200 SharpTESTER. Also, in 2008 we launched a new test module housed inside the AXS-200 SharpTESTER platform, which differentiates our access network offering from those of other vendors. The AXS-200/630 triple-play test set, which leverages the benefits of Broadcom’s customer premises equipment (CPE) multimode VDSL2 chipset, enables the installation and troubleshooting of ADSL2+ and VDSL2 access networks with the highest level of interoperability. A large portion of our sales of copper-access products in fiscal 2007 were made to a Tier-1 carrier in the United States. In fiscal 2008, sales of copper-access test solutions made to this customer significantly decreased compared to 2007, which means that we were able to diversify our customer base year-over-year

It should be noted, however, that in fiscal 2007 we benefited from aggressive FTTH rollouts from our top customer, and that sales to this customer represented 17.3% ($22.5 million) of our telecom sales, compared to 8.4% ($13.6 million) in 2008. Excluding sales to this customer, our telecom sales would have increased 37.3% in fiscal 2008, compared to 2007.

In fiscal 2008, foreign exchange gains on our forward exchange contracts, which are included in our telecom sales, amounted to $4.2 million, compared to $1.3 million in 2007. In fiscal 2008, the average value of the Canadian dollar increased 11.4% versus the US dollar compared to 2007, which contributed to the increase in the foreign exchange gains on our forward exchange contracts year-over-year.

Life Sciences and Industrial Division

In fiscal 2008, sales of our Life Sciences and Industrial Division decreased 1.2% year-over-year at $22.8 million, from $23.1 million in 2007.

As previously mentioned, a significant portion of that division’s sales activities are conducted through original equipment manufacturer (OEM) agreements. Consequently, we are dependent, to some extent, on the buying pattern of our customers. In particular, one of our major OEM customers significantly reduced its purchases of our products following the launch of its own solution that competes against our products. Excluding sales to this customer, sales of this division would have increased 3.5% year-over-year.

Net bookings

Overall, for the two divisions, net accepted orders slightly decreased 2.2% year-over-year to $180.5 million in fiscal 2009 from a record-high $184.6 million in 2008, for a book-to-bill ratio of 1.04 in fiscal 2009. Despite the negative impact on our bookings of the global economic recession and currency fluctuations in fiscal 2009, bookings only decreased 2.2% year-over-year, thanks to the contribution of Brix Networks and Navtel Communications, which we acquired two months and one month into the third quarter of fiscal 2008, respectively.

Geographic distribution

Fiscal 2009 vs. 2008

In fiscal 2009, sales to the Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 57%, 27% and 16% of global sales, respectively, compared to 56%, 28% and 16%, respectively in 2008.

In fiscal 2009, we reported sales decreases (in dollars) in every geographic area. In fact, sales to the Americas, EMEA and APAC decreased (in dollars) 3.3%, 10.7% and 6.6%, respectively.

In the Americas, the decrease in sales in fiscal 2009, compared to 2008, comes from the United States where we posted a year-over-year decrease in sales of 8.9%. The current global economic recession has forced NSPs and NEMs to reduce their capital and operating expenses and several customers have announced significant reductions in capital expenditures and staffing levels for calendar year 2009 in anticipation of lower revenue streams; this directly affected our sales in the Unites States in fiscal 2009, compared to 2008. Also, in fiscal 2009, we recorded significant foreign exchange losses on our forward exchange contracts, which are included in our sales to the Americas for the most part, compared to forward exchange gains in 2008.  Excluding the impact of gains and losses on our forward exchange contracts, sales to the United States would have decreased 3.8% year-over-year. The decrease in sales to the United States in fiscal 2009 was offset in part by an increase of 31.4% of sales made in Canada, despite the negative impact of a weaker Canadian dollar versus the US dollar year-over-year on our Canadian-dollar-denominated sales. The recession also affected Latin America, where sales decreased 8.7% year-over-year. Finally, the contribution of Brix Networks and Navtel Communications in fiscal 2009 also mitigated the effect of the recession and the currencies on our sales in the United States, as a significant portion of Brix and Navtel sales are made in the United States and Canada.

The decrease in sales in the EMEA market, in dollars, in fiscal 2009, compared to 2008, is also due to the impact of the global recession as we are witnessing caution from many of our customers with their fiscal year budgets (calendar 2009). While we see this as a delay and a change in spending patterns, we expect that investments in next-generation access and transport networks will not be affected in the long term, and we are positioning ourselves to capitalize on that, with recent additions to our product portfolio and sales strategy. In fact, due to the recession, many Tier-1 carriers in EMEA have postponed or significantly reduced the speed of the migration of their traditional circuit-switched core networks to higher-speed, dense wavelength-division multiplexing (DWDM) and next-generation packet-based architectures, which negatively impacted the sales of our products. Also, as a portion of the orders in this region are denominated in euros or British pounds, the strength of the US dollar against these currencies in fiscal 2009 had a negative impact on our sales expressed in US dollars for this region, which contributed to the decrease in sales compared to 2008.

In the APAC market, sales to China were almost flat year-over-year, despite the recession and the negative impact of currency fluctuations. In fact, the recession in China has been less severe than in the rest of the world, and we were able to mitigate its impact on our sales in that region. However, the rest of Asia has been affected by the general economic conditions and the currency fluctuations, and our sales to the rest of Asia have decreased 9.3% in fiscal 2009 compared to 2008. In the APAC market, despite the recession, we are committed to carrying out our strategy to increase our market share with products and solutions developed and targeted for this important market, as well as to expand our market presence.

Fiscal 2008 vs. 2007

In fiscal 2008, sales to the Americas, EMEA and APAC accounted for 56%, 28% and 16% of global sales, respectively, compared to 59%, 27% and 14%, respectively in 2007.

In fiscal 2008, we reported sales increases (in dollars) in every geographic area. In fact, sales to the Americas, EMEA and APAC increased (in dollars) 12.8%, 26.3% and 40.1%, respectively, which resulted in a larger percentage of sales coming from international markets.

In the Americas, the increase in sales in fiscal 2008, compared to the same period last year, comes from every region; we posted a sales growth of 47.8%, 7.9% and 16.7% in Canada, the United States and Latin America, respectively. In the United States, despite the decrease in sales to our top customer year-over-year, we were able to increase our sales. Additionally, Brix Networks and Navtel Communications contributed to the increase in sales in the United States and in Canada year-over-year as most of their sales are made in these two countries. As mentioned above, during fiscal 2007, we benefited from aggressive FTTH rollouts from our top customer, and sales to this customer represented 14.7% ($22.5 million) of our global sales in fiscal 2007, compared to 7.4% ($13.6 million) this year. We believe that we did not lose market share with this particular customer in fiscal 2008; in fact, we believe we have expanded market share as we successfully got additional product-line approvals to partially offset the decline in optical business. Excluding sales to this customer, sales to the United States would have increased 28.7% in dollars year-over-year; this shows that, overall, we have diversified our customer base year-over-year in this region. Finally, sales to Latin America fluctuate depending on the timing and scope of our customers’ projects.

The increase in sales in the EMEA market, in dollars, in fiscal 2008, compared to 2007, resulted from our continued strategy from the past several years to aggressively develop this market, to consistently invest in sales resources, and to develop stronger support and service operations in this region. In addition, many Tier-1 carriers in EMEA were migrating their traditional circuit-switched core networks to higher-speed, dense wavelength-division multiplexing (DWDM) and next-generation packet-based architectures, which created a market demand for our protocol test solutions as well as our DWDM, ROADM and fiber characterization test kits. Furthermore, we leveraged our FTTx leadership gained in the United States to provide consultancy with many of the early adopters in this field in EMEA.

In APAC, we saw the continued return on investment of some specific optical, protocol as well as life sciences and industrial products developed and targeted for this important market. This increasingly competitive range, coupled with our steadily expanding market presence, is responsible for the higher sales in this region in fiscal 2008, compared to 2007.

Through our two divisions, we sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. In fiscal 2009, our top customer accounted for 11.6% ($20.0 million) of our global sales, and our top three customers accounted for 17.8% of our global sales. In fiscal 2008, no customer accounted for more than 10% of our global sales, and our top three customers accounted for 13.1% of our global sales.

GROSS MARGIN

Gross margin amounted to 61.3%, 58.9% and 57.4% of sales in fiscal 2009, 2008 and 2007, respectively.

Fiscal 2009 vs. 2008

Despite the negative impact on the gross margin of foreign exchange losses on our forward exchange contracts, which have reduced our sales, we were able to significantly increase our gross margin by 2.4% year-over-year.

The increase in our gross margin in fiscal 2009, compared to 2008, can be explained by the following factors.

First, in fiscal 2009, our gross margin was positively affected by the significant increase in sales of our protocol test solutions year-over-year, including those of newly acquired Brix Networks and Navtel Communications, as these products have better margins than our other test solutions.

Second, during fiscal 2009, the value of the Canadian dollar significantly fluctuated compared to the US dollar, which impacted our gross margin for this period, compared to the same period last year. In fact, since the beginning of fiscal 2009, the value of the Canadian dollar significantly decreased compared to the US dollar; this resulted in a lower cost of goods sold expressed in US dollars in the statement of earnings, thus increasing our gross margin year-over-year. However, the increase in the procurement costs of our raw materials purchased in US dollars, as a result of the recent and significant decrease in the value of the Canadian dollar compared to the US dollar, started to materialize in fiscal 2009 and will continue to do so over time, in line with the inventory turnover rate, as these raw materials are included in the cost of goods sold of products manufactured with these parts.

Furthermore, the operation of our manufacturing facilities in China resulted in a larger portion of our sales coming from products manufactured in China; those products have a lower cost than those manufactured in our facilities in Canada, thus resulting in an improvement in gross margin in fiscal 2009 compared to 2008.

However, foreign exchange losses on our forward exchange contracts recorded in fiscal 2009 ($3.2 million), which are included in our sales, had a negative impact of 0.7% on our gross margin during this period, compared to the positive impact of our foreign exchange gains of $4.2 million, or 1.0% on the gross margin in 2008, thus reducing our gross margin year-over-year.

In addition, a lower overall sales volume in fiscal 2009 compared to 2008 resulted in decreased manufacturing activities and in lower absorption of our fixed manufacturing costs, thus negatively impacting our gross margin year-over-year.

On an ongoing basis and when technically possible, we adjust the design of our products to reuse excess inventory. Over the past few years, we experienced higher sales than expected on some product lines and consumed such excess inventory. Consequently, we were able to reuse excess inventories that were written off in previous years. Excess inventory reuse accounted for $154,000 or 0.1% of sales in fiscal 2009, compared to $1.2 million, or 0.7% of sales in 2008.

Fiscal 2008 vs. 2007

The increase in our gross margin in fiscal 2008, compared to 2007, can be explained by the following factors. First, in fiscal 2008, our gross margin was positively affected by the significant increase in sales of our protocol test solutions year-over-year, including those of Brix Networks and Navtel Communications, as these products have better margins than our other test solutions. In addition, the significant increase in global sales, year-over-year, resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. Furthermore, we were able to reduce our cost of goods sold by better leveraging our supplier base and by developing innovative new products with cost-effective design. Also, our cost of goods was positively affected by lower costs for raw materials due to the significant increase in the value of the Canadian dollar, compared to the US dollar in previous quarters, as most of these costs are incurred in US dollars.

However, the shift in sales between the Americas in favor of APAC had a negative impact on our gross margin year-over-year. In fact, sales to APAC tend to have lower margins than sales to the Americas since we are facing higher pricing pressure in the APAC region. In addition, we are facing continued aggressive pricing pressure worldwide. Furthermore, in fiscal 2008, a stronger Canadian dollar, compared to the US dollar year-over-year, prevented us from further improving our gross margin as most of our overhead costs and a portion of our raw material purchases are denominated in Canadian dollars. Finally, the startup of our own manufacturing activities in China in 2008, resulted in additional expenses, which reduced our gross margin in fiscal 2008, compared to 2007.

Excess inventory reuse accounted for $1.2 million, or 0.7% of sales in fiscal 2008, compared to $1.7 million, or 1.1% of sales in 2007.

Outlook for fiscal 2010

Considering the expected sales growth in fiscal 2010, the expected increase in sales of protocol products, the cost-effective design of our products, our manufacturing activities in China and our tight control on operating costs, we expect our gross margin to continue to improve in the future. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs, challenges encountered in the operations of our manufacturing facilities in China and increases in product offerings by other suppliers in our industry. Finally, any increase in the strength of the Canadian dollar, compared to the US dollar, would have a negative impact on our gross margin in fiscal 2010 and beyond.

SELLING AND ADMINISTRATIVE

Selling and administrative expenses were $63.8 million, $61.2 million and $49.6 million for fiscal 2009, 2008 and 2007, respectively. As a percentage of sales, selling and administrative expenses amounted to 36.9%, 33.3% and 32.4% for fiscal 2009, 2008 and 2007, respectively.

Fiscal 2009 vs. 2008

Brix Networks and Navtel Communications, which were acquired two months and one month into the third quarter of fiscal 2008, respectively, contributed for the whole year to our selling and administrative expenses in fiscal 2009, which caused these expenses to increase compared to 2008. In addition, selling expenses for Brix Networks and Navtel Communications tend to be higher in percentage of sales than the rest of our business, as their sales cycle is much longer and complex than our other product lines.

In addition, during fiscal 2009, despite the challenging market conditions and currency fluctuations, we maintained our sales and marketing activities for most of the year to develop our markets and to support the launches of several products.

However, in fiscal 2009, the substantial and sudden decrease in the average value of the Canadian dollar, compared to the US dollar year-over-year, had a significant positive impact on our selling and administrative expenses, since a large portion of these expenses is denominated in Canadian dollars and since these expenses increased year-over-year. Also, the restructuring plan implemented in the fourth quarter of fiscal 2009 has, to some extent, decreased our selling and administrative expenses.

Also, in fiscal 2008, we discontinued certain product lines, which led to the layoff of some of our sales and marketing personnel, resulting in severance expenses in 2008.

In fiscal 2009, our selling and administrative expenses increased in percentage of sales compared to 2008. This increase is explained by the impact of the acquisitions of Brix Networks and Navtel Communications—whose selling expenses tend to be higher and whose products deliver better margins than the rest of our product lines—and by the reduction of our sales levels due to the worldwide recession, despite the significant decrease in the average value of the Canadian dollar compared to the US dollar year-over-year.

Fiscal 2008 vs. 2007

In fiscal 2008, we continued intensifying our sales and marketing activities to develop our markets and leverage our significant research and development investments; this resulted in higher sales and marketing expenditures (including number of additional employees and expenses to support the launch of several new products and to increase brand-name recognition), compared to 2007.

Also, Brix Networks and Navtel Communications contributed about four months and five months, respectively, in fiscal 2008, which caused our selling and administrative expenses to increase compared to 2007.

The substantial increase in the average value of the Canadian dollar compared to the US dollar also had a significant negative impact on our selling and administrative expenses since a large portion of these expenses are denominated in Canadian dollars and since these expenses increased year-over-year as our sales grew.

In addition, the setup in 2008 of manufacturing facilities in China and a software development center in India contributed to increasing our administrative expenses year-over-year.

Finally, in fiscal 2008, we discontinued certain product lines, which led to the layoff of some of our sales and marketing personnel, resulting in severance expenses during that year.

However, in fiscal 2007, we had large orders sold directly to international customers, for which we still had to pay commissions to distributors instead of selling through our distributors at a discounted price; this did not occur to the same extent in 2008, resulting in higher selling expenses for 2007, compared to 2008.

In fiscal 2008, and despite an increase in sales, our selling and administrative expenses increased in percentage of sales compared to 2007. The significant increase in the average value of the Canadian dollar compared to the US dollar year-over-year, the setup of our manufacturing facilities in China and R&D center in India, as well as the impact of the acquisitions of Brix Networks and Navtel Communications—whose selling expenses tend to be higher as their products deliver better margins compared to the rest of our product lines—contributed to the increase in these expenses as a percentage of sales.

Outlook for fiscal 2010

For fiscal 2010, considering the current value of the Canadian dollar compared to the US dollar, we expect our selling and administrative expenses to increase in dollars and range between 33% and 35%. In particular, in fiscal 2010, we expect our commission expenses to increase as sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test, measurement, monitoring and service assurance space, we plan to continue intensifying our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase, as a large portion of these expenses are incurred in Canadian dollars.

RESEARCH AND DEVELOPMENT

Gross research and development expenses

Gross research and development expenses totaled $35.8 million, $32.5 million and $25.2 million for fiscal 2009, 2008 and 2007, respectively. As a percentage of sales, gross research and development expenses amounted to 20.7%, 17.7% and 16.5% for fiscal 2009, 2008 and 2007, respectively, while net research and development expenses accounted for 16.0%, 14.6% and 10.9% of sales for these respective years. Net research and development expenses for fiscal 2007 and 2009 included the recognition of non-refundable research and development tax credits in the amount of $3.2 million, or 2.1% of sales, and $1.9 million, or 1.1% of sales, respectively.

Fiscal 2009 vs. 2008

Brix Networks and Navtel Communications, which were acquired two months and one month into the third quarter of fiscal 2008, respectively, contributed to our gross research and development expenses during the entire year in fiscal 2009; this caused these expenses to increase both in dollars and in percentage of sales, compared to 2008. Indeed, Brix Networks and Navtel Communications tend to incur higher research and development expenses in percentage of sales, compared to our other product lines ,as their products are more software-intensive, although they deliver higher margins than most of our other product lines.

In addition, we intensified our research and development activities by hiring additional employees, namely in our software development center in Pune, India, which resulted in increased gross research and development expenses in fiscal 2009, compared to 2008.

However, during fiscal 2009, the significant and rapid decrease in the average value of the Canadian dollar, compared to the US dollar year-over-year, had a substantial positive effect on our gross research and development expenses, as a significant portion of these expenses are denominated in Canadian dollars and also because these expenses increased year-over-year.

Also, in fiscal 2008, we closed down our R&D operations in Budapest, Hungary, and certain R&D projects, which resulted in severance expenses during fiscal 2008.

The increase in our gross research and development expenses as a percentage of sales year-over-year is mainly due to a lower sales volume and the impact of the acquisitions of Brix Networks and Navtel Communications.

Fiscal 2008 vs. 2007

In fiscal 2008, the significant increase in the average value of the Canadian dollar, compared to the US dollar year-over-year, had a significant and negative effect on our gross research and development expenses as a significant portion of these expenses are denominated in Canadian dollars and also because these expenses increased year-over-year. In addition, we intensified our research and development activities, which included hiring additional employees, resulting in more gross research and development expenses in both divisions in fiscal 2008, compared to 2007. Furthermore, Brix Networks and Navtel Communications contributed for about four months and five months, respectively, in fiscal 2008, which caused our gross research and development expenses to increase compared to 2007. It should be noted that Brix Networks and Navtel Communications tend to incur higher research and development expenses in percentage of sales, compared to our other product lines as their products are more software-intensive; however, they deliver higher margins than most of our other product lines. Also, we established a research and development center focused on software development in Pune, India, which resulted in increased expenses year-over-year. Finally, in fiscal 2008, we closed down our R&D operations in Budapest, Hungary, and certain R&D projects, which resulted in severance expenses during that year and caused our fiscal 2008 expenses to increase year-over-year.

The increase in our gross research and development expenses as a percentage of sales year-over-year is mainly due to the negative effect of the increased value of the Canadian dollar versus the US dollar year-over-year, the impact of the acquisitions of Brix Networks and Navtel Communications, as well as the severance expenses incurred in fiscal 2008.

Tax credits

Tax credits from the Canadian federal and provincial governments for research and development activities were $8.1 million, $5.6 million and $8.5 million for fiscal 2009, 2008 and 2007, respectively. As a percentage of gross research and development expenses, tax credits reached 22.5%, 17.2% and 33.9% for fiscal 2009, 2008 and 2007, respectively.

Fiscal 2009 vs. 2008

During fiscal 2009, after reviewing both available positive and negative evidence, and because we were in a cumulative profit position in one of our subsidiaries, and also because we expected to generate sufficient taxable income in future years at the subsidiary level, we concluded that it was more likely than not that deferred non-refundable research and development tax credits of this subsidiary would be realizable. Consequently, we recognized previously unrecognized non-refundable research and development tax credits in the amount of $1.9 million. Also, increased research and development activities in Canada in fiscal 2009 compared to 2008, where we are eligible for tax credits, resulted in increased tax credits year-over-year.

However, all our research and development tax credits are denominated in Canadian dollars. The significant decrease in the average value of the Canadian dollar, compared to the US dollar, in fiscal 2009, compared to 2008, had a negative impact on these tax credits once expressed in US dollars.

Excluding the recognition of previously unrecognized research and development tax credits, tax credits would have represented 17.2% of gross research and development expenses in fiscal 2009, a level comparable to 2008.

Fiscal 2008 vs. 2007

In fiscal 2007, tax credits included $3.2 million, or 12.5% of gross research and development expenses, for the recognition of non-refundable research and development tax credits. Excluding this unusual revenue, tax credits would have increased $216,000 in fiscal 2008, compared to 2007.

This increase in the dollar amount of our tax credits in fiscal 2008, compared to 2007, is due to the increased strength of the Canadian dollar, compared to the US dollar year-over-year, since these credits are solely earned on research and development expenses incurred in Canada. However, the decrease in research and development tax credits as a percentage of gross research and development expenses is mainly due to the fact that since the beginning of fiscal 2008, the portion of gross research and development incurred in Canada, where we are entitled to tax credits, was lower than last year following the establishment of our new software development center in India as well as the acquisition of Brix Networks, which is located in the United States. Our research and development activities conducted outside Canada are not entitled to tax credits.

Outlook for fiscal 2010

For fiscal 2010, considering the current value of the Canadian dollar compared to the US dollar, we expect our research and development expenses to increase in dollars, and range between 15% and 17% of sales, given our focus on innovation, the addition of software features in our products, our desire to gain market share and our goal to exceed customer needs and expectations. Also, we are increasingly taking advantage of talent pools around the world through our software research and development center in Pune, India. Finally, any increase in the strength of the Canadian dollar in the upcoming quarters would cause our net research and development expenses to increase, as most of these are incurred in Canadian dollars.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

In fiscal 2009, amortization of property, plant and equipment was $4.6 million, compared to $4.3 million in 2008 and $3.0 million in 2007.

Fiscal 2009 vs. 2008

The increased activities of our own manufacturing facility in China, the upgrade of our IT systems and the impact of the acquisitions of Brix Networks and Navtel Communications (acquired in the third quarter of fiscal 2008) resulted in an increase in our amortization expenses in fiscal 2009, compared to 2008. However, the significant decrease in the average value of the Canadian dollar versus the US dollar in fiscal 2009, compared to 2008, limited the increase in our amortization expenses year-over-year as a significant portion of these expenses is denominated in Canadian dollars.

Fiscal 2008 vs. 2007

The startup of our own manufacturing and research and development facilities in China and India, the upgrade of our IT systems, and the impact of the acquisitions of Brix Networks and Navtel Communications, which contributed for about four months and five months in fiscal 2008, respectively, resulted in an increase in our amortization expenses in fiscal 2008 compared to 2007. In addition, the increase in the average value of the Canadian dollar versus the US dollar in fiscal 2008, compared to 2007, contributed to the increase in our amortization expenses year-over-year as most of these expenses are denominated in Canadian dollars.

Outlook for fiscal 2010

For fiscal 2010, considering the current value of the Canadian dollar compared to the US dollar, as well as our budgeted additions to capital assets, we expect the amortization of property, plant and equipment to increase in dollars. Also, any increase in the strength of the Canadian dollar in the upcoming quarters would cause our amortization of property, plant and equipment to increase, as most of these expenses are denominated in Canadian dollars.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past several years, we recorded intangible assets, primarily consisting of core technology. These intangible assets resulted in amortization expenses of $5.1 million, $3.9 million and $2.9 million for fiscal 2009, 2008 and 2007, respectively.

Fiscal 2009 vs. 2008

The increase in amortization expenses in fiscal 2009, compared to 2008, is mainly due to the acquisition of Brix Networks core technology in the third quarter of 2008. However, the significant decrease in the average value of the Canadian dollar versus the US dollar in fiscal 2009, compared to 2008, limited the increase in our amortization expenses year-over-year as a significant portion of these expenses are denominated in Canadian dollars.

Fiscal 2008 vs. 2007

The increase in amortization expenses in fiscal 2008, compared to 2007, is mainly due to the acquisition of Brix Networks core technology in the third quarter of 2008 and to the increased strength of the Canadian dollar compared to the US dollar.

Outlook for fiscal 2010

For fiscal 2010, considering the current value of the Canadian dollar compared to the US dollar, we expect the amortization of intangible assets to increase in dollars. Also, any increase in the strength of the Canadian dollar in the upcoming quarters would cause our amortization of intangible assets to increase, as most of these expenses are denominated in Canadian dollars.

RESTRUCTURING CHARGES

During fiscal 2009, we implemented a restructuring plan to align our cost structure to the current economic and market conditions. Under that plan, we recorded charges of $1.2 million in severance expenses for the 65 employees who were terminated throughout the company. These charges are included in the restructuring charges in the statement of earnings for the year ended August 31, 2009.

GOVERNMENT GRANTS

Until December 31, 2006, companies operating in the Quebec City area were eligible for a refundable credit granted by the Quebec provincial government. This credit was earned based on the increase of eligible production and marketing salaries incurred in the Quebec City area at a rate of 40%. From the total amount we claimed under this program, a sum of CA$1.1 million (US$1.1 million) was deferred in the balance sheet until we received the final approval of eligible salaries by the sponsor of the program. In fiscal 2007, the sponsor of the program granted us its final approval, and we recorded CA$1.1 million (US$1.1 million) in the earnings from operations in the statement of earnings of fiscal 2007.

IMPAIRMENT OF GOODWILL

In the third quarter of fiscal 2009, we performed our annual impairment test for goodwill for all reporting units. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of the reporting units is compared to their fair value. If the carrying value of a reporting unit exceeds its fair value, the second step is performed to determine the amount of the impairment loss. Following the decrease in our stock price in June 2009, we came to the conclusion that the carrying value of one of our reporting units exceeded its fair value and we recorded an impairment charge of $21.7 million in fiscal 2009, to bring the goodwill of this reporting unit to its fair value. This reporting unit reports to the Telecom Division. The fair value of the reporting unit was determined based on a combination of market capitalization and discounted cash flows. Discounted cash flows were estimated using periods ranging between 5 to 7 years and a discount rate of 18%.

This impairment resulted in a future income tax recovery of $2.1 million.

INTEREST INCOME

Our interest income mainly resulted from our short-term investments, less interests and bank charges. Interest income amounted to $597,000, $4.6 million and $4.7 million for fiscal 2009, 2008 and 2007, respectively.

Fiscal 2009 vs. 2008

The decrease in interest income in fiscal 2009, compared to 2008, is mainly due to the decrease in our cash and short-term investments following the cash payment of $41.0 million for the acquisitions of Brix Networks and Navtel Communications in the third quarter of fiscal 2008, the redemption of share capital amounting to $34.9 million over the last two years, in accordance with our share buy-back programs, as well as the significant reduction in interest rates year-over-year. In addition, the significant decrease in the average value of the Canadian dollar, compared to the US dollar year-over-year, contributed to the decrease in our interest income in fiscal 2009, compared to 2008, as it is denominated in Canadian dollars.

Fiscal 2008 vs. 2007

The slight decrease in interest income in fiscal 2008, compared to 2007, is mainly due to the decrease of our cash and short-term investments following the cash payment of $41.0 million for the acquisitions of Brix Networks and Navtel Communications, the redemption of share capital for $8.1 million in accordance with our share buy-back program, as well as the general reduction in interest rates year-over-year. However, the significant increase in the average value of the Canadian dollar, compared to the US dollar year-over-year, contributed to the increase in our interest income in fiscal 2008, compared to 2007, as it is denominated in Canadian dollars. In addition, in fiscal 2008, we received interest of $241,000 by the Canadian tax authorities following the recovery during that period of prior years’ income tax receivable.

Outlook for fiscal 2010

Assuming no acquisitions paid in cash are made in fiscal 2010 and relative stability in interest rates, we expect our interest income to decrease in 2010 as our average cash position is expected to be lower in fiscal 2010, considering the cash used in fiscal 2009, namely for the consideration paid for the acquisition of capital assets and the redemption of share capital. This should be slightly mitigated by cash flows from operating activities in 2010.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than the Canadian dollar.

The foreign exchange gain amounted to $1.2 million and $442,000 in fiscal 2009 and 2008, respectively, compared to foreign exchange losses of $49,000 for 2007.

Fiscal 2009 vs. 2008

During fiscal 2009, we witnessed huge volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange gain of $1.2 million. In fact, the period-end value of the Canadian dollar decreased 3.1% to CA$1.0967 = US$1.00 at the end of fiscal 2009, compared to CA$1.0626 = US$1.00 at the end of 2008.

Fiscal 2008 vs. 2007

In fiscal 2008, we also witnessed volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange gain of $442,000. The average exchange rate was CA$1.0071 = US$1.00 in fiscal 2008, compared to a year-end exchange rate of CA$1.0564 = US$1.00 as at August 31, 2007, and CA$1.0626 = US$1.00 as at August 31, 2008.

It should be noted that foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars, and we report our results in US dollars. Consequently, the significant decrease in the average value of the Canadian dollar in fiscal 2009, compared to 2008, resulted in a significant and positive impact on our financial results. This was amplified by the fact that our operating activities incurred in Canadian dollars increased year-over-year. In fact, the average value of the Canadian dollar in fiscal 2009 was CA$1.1782 = US$1.00 compared to CA$1.0071 = US$1.00 in 2008, representing a decrease of 14.5% in the average value of the Canadian dollar year-over-year. In fiscal 2008, the average value of the Canadian dollar was CA$1.0071 = US$1.00 compared to CA$1.1215 = US$1.00 in 2007, representing an increase of 11.4% in the average value of the Canadian dollar year-over-year. This had a significant and negative impact on our financial results.

We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

INCOME TAXES

We recorded income tax expenses of $261,000 and $1.7 million in fiscal 2009 and 2008, respectively, compared to an income tax recovery of $20.8 million in 2007.

Fiscal 2007

During fiscal 2007, after reviewing both available positive and negative evidence, and because we were in a cumulative profit position in the parent company (Canadian federal and provinces levels) and in one of our subsidiaries, located in the United States, and also because we expected to generate sufficient taxable income in future years, we concluded that it was more likely than not that future income tax assets and deferred non-refundable research and development tax credits of the parent company and a portion of our future income tax assets in the United States would be realizable. Consequently, we reversed a portion of our valuation allowance against future income tax assets in the amount of $24.6 million. From this amount, $16.2 million were related to the Canadian federal level, $3.2 million were related to the Canadian provincial levels and $5.2 million were related to the United States level. Future income tax assets recognized in 2007 were recorded in the income tax provision in the statement of earnings for that year.

However, in the United States (federal level), based on available positive and negative evidence as at August 31, 2007, as well as the level and the nature of cumulative and expected profits, we maintained a valuation allowance of $7.6 million on a portion of our future income tax assets in this tax jurisdiction because it was more likely than not that these assets would not be recovered. These future income tax assets consisted of operating losses carried forward.

In other tax jurisdictions where we have future income tax assets, we were still in a cumulative loss position as at August 31, 2007, and available negative evidence outweighed positive evidence. Consequently, for these tax jurisdictions, we maintained a full valuation allowance against our future income tax assets. As at August 31, 2007, the valuation allowance recorded for these tax jurisdictions amounted to $4.9 million and mainly related to deferred operating losses.

Except for the reversal of the valuation allowance in fiscal 2007, most of the income tax expenses recorded in fiscal 2007 represent income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

Fiscal 2008

During fiscal 2008, reductions to the Canadian federal statutory tax rate were substantively enacted. Therefore, Canadian federal future income tax assets decreased by $1.5 million and generated a future income tax expense in the same amount during the year.

In addition, during fiscal 2008, taking into account these new Canadian federal substantively enacted tax rates, we reviewed our tax strategy for the future use of our Canadian federal operating losses, research and development expenses, certain timing differences and research and development tax credits to minimize income taxes payable on future years’ taxable income. Consequently, we amended our prior year’s income tax returns to generate a net operating loss to be carried back to prior years, which reinstated previously used research and development tax credits. This resulted in an increase of $2.7 million in both our tax-related assets in the balance sheet and future income tax recovery in the statement of earnings for the year ended August 31, 2008.

Finally, during fiscal 2008, considering the expected positive impact the acquisitions of Brix Networks and Navtel Communications will have on future years’ taxable income at the United States federal level, and because actual taxable income in the United States is greater than initially expected, we concluded that it was more likely than not that all future income tax assets of our existing consolidated U.S. group would be recovered. Consequently, we reversed our valuation allowance against future income tax assets in the amount of $7.6 million. The portions of the valuation allowance that were reversed, and that were attributable to the effects of the Brix Networks and Navtel Communications acquisitions—in the amount of $652,000 and $1.6 million, respectively—were included in the purchase price allocation of the related acquired businesses. The remainder of the reversal, in the amount of $5.3 million, has been recorded in income taxes in the statement of earnings for the year ended August 31, 2008.

Fiscal 2009

During fiscal 2009, after reviewing both available positive and negative evidence, and because we were in a cumulative profit position in one of our subsidiaries, and also because we expected to generate sufficient taxable income in future years at the subsidiary level, we concluded that it was more likely than not that future income tax assets of this subsidiary would be realizable. Consequently, we reversed the valuation allowance against future income tax assets in the amount of $372,000. Future income tax assets recognized in 2009 were recorded in the income tax provision in the statement of earnings for that year.

As at August 31, 2009, our net future income tax assets amounted to $24.1 million, and our non-refundable research and development tax credits amounted to $26.4 million. In order to realize these future income tax assets and non-refundable research and development tax credits, we need to generate approximately $207 million in pretax earnings at the Canadian federal level, approximately $39 million at the Canadian provincial levels, and approximately $36 million at the United States federal level.

Valuation allowance

As at August 31, 2008 and 2009, we were in a cumulative loss position in certain of our subsidiaries and negative evidence outweighed positive evidence. For these subsidiaries, we maintained a full valuation allowance against our future income tax assets. As at August 31, 2009, the valuation allowance for these subsidiaries amounted to $15.5 million and mainly related to operating losses. Of the valuation allowance of $15.5 million, $10.3 million related to Brix Networks. In the event that we reverse a portion of or all the valuation allowance related to Brix Networks, the amount of such reversal would reduce the amount of goodwill recognized for this acquisition.

Please refer to note 17 of our consolidated financial statements included elsewhere in this document for more details on income taxes and a full reconciliation of the income tax provision.

EXTRAORDINARY GAIN

In conjunction with the acquisition of Navtel Communications, we recorded negative goodwill in the amount of $3.0 million. This negative goodwill has been recorded as an extraordinary gain in the statement of earnings for fiscal 2008.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at August 31, 2009, cash and short-term investments totaled $69.7 million, while our working capital was at $108.1 million. Our cash and short-term investments decreased $17.8 million in fiscal 2009, compared to 2008, mainly due to the cash payments of $6.9 million, $2.4 million and $26.9 million for the purchases of capital assets, the contingent cash consideration for the acquisition of Brix Networks and the redemption of share capital, respectively. We also recorded an unrealized foreign exchange loss on our cash and short-term investments of $4.2 million. This unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet. On the other hand, operating activities generated cash flows of $22.6 million.

Our short-term investments consist of commercial paper issued by 11 (10 as at August 31, 2008) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be limited. None of these debt instruments are expected to be affected by a significant liquidity risk; and none of them represent asset-backed commercial paper. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including other potential acquisitions.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $14.2 million for working capital and other general corporate purposes, as well as unused lines of credit of $16.5 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

As at August 31, 2009, our commitments under operating leases amounted to $3.3 million in 2010, $1.6 million in 2011, $741,000 in 2012, $250,000 in 2013 and $356,000 in 2014 and after, for total commitments of $6.2 million.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $22.6 million in fiscal 2009, compared to $12.7 million in 2008 and $14.4 million in 2007.

Fiscal 2009 vs. 2008

Cash flows provided by operating activities in fiscal 2009 were attributable to the net earnings after items not affecting cash of $16.5 million, and to the positive net change in non-cash operating items of $6.1 million. The positive net change in non-cash operating items was mainly due to the positive effect on cash of the decrease of $9.7 million of our accounts receivable, the positive effect on cash of the decrease of $2.6 million of our inventories, offset in part by the negative effect on cash of the increase of $3.4 million of our income taxes and tax credit recoverable, as well as the negative effect on cash of the decrease of $2.4 million of our accounts payable and accrued liabilities. The decrease of our accounts receivable is directly attributable to the decrease in sales year-over-year and the timing of sales during the year. The decrease in our inventories is mainly due to lower activity levels year-over-year and a shift in product mix in favor of software-intensive products requiring less material and parts than our traditional ones. The increase in our income taxes and tax credits is mainly due to the increase in our tax credits recoverable that were earned during the year but not yet recovered, as well as the fact that we recognized at the end of the year previously unrecognized R&D tax credits. The decrease in our accounts payable and accrued liabilities is due to the timing of certain purchases and payments.

Fiscal 2008 vs. 2007

Cash flows provided by operating activities in fiscal 2008 were attributable to the net earnings after items not affecting cash of $33.6 million, offset in part by the negative net change in non-cash operating items of $20.9 million. The negative net change in non-cash operating items was mainly due to the negative effect on cash of the increase of $4.3 million of our accounts receivable, the negative effect on cash of the increase of $12.8 million of our income tax and tax credits recoverable, the negative effect on cash of the increase of $2.2 million of our inventories, as well as the negative effect on cash of the decrease of $1.4 million of our accounts payable and accrued liabilities. The increase of our accounts receivable is directly attributable to the increase in sales year-over-year. The increase in our income taxes and tax credits is mainly due to the increase in our tax credits recoverable that were earned during the year but not yet recovered, as well as the effect of the change in our tax strategy, explained elsewhere in this document. This increase was mostly offset by the positive effect on cash of the decrease of our future income tax assets (in items not affecting cash), which also resulted from the change in the tax strategy. The increase in our inventories resulted from expected increased sales activities for the next quarters. The decrease in our accounts payable and accrued liabilities is due to the timing of certain purchases and payments.

Investing activities

Cash flows provided by investing activities amounted to $8.8 million in fiscal 2009, compared to cash flows used of $4.2 million in 2008 and $16.1 million in 2007.

Fiscal 2009 vs. 2008

In fiscal 2009, we disposed (net of acquisitions) of $18.1 million worth of short-term investments but paid $6.9 million for the purchase of capital assets and $2.4 million for a contingent consideration on a business combination.

Fiscal 2008 vs. 2007

In fiscal 2008, we disposed (net of acquisitions) of $43.3 million worth of short-term investments to pay for the cash consideration of $41.0 million for the two business combinations closed during the year. Also, we paid $6.5 million for the purchase of capital assets.

Financing activities

Cash flows used by financing activities amounted to $26.8 million in fiscal 2009, compared to $8.0 million in 2008 and cash flows provided of $330,000 in 2007.

Fiscal 2009 vs. 2008

In fiscal 2009, we redeemed share capital for a cash consideration of $26.9 million. However, during that year, exercise of stock options generated $56,000.

Fiscal 2008 vs. 2007

In fiscal 2008, we redeemed share capital for a cash consideration of $8.1 million. However, during that year, exercise of stock options generated $61,000.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at August 31, 2009, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2009 to August 2010	$27,600,000	1.1019
September 2010 to August 2011	$14,600,000	1.1221
September 2011	$1,000,000	1.1278

As at August 31, 2009, the fair value of our forward exchange contracts, which represents the amount we would receive or pay to settle the contracts based on the forward exchange rate at year end, represented net gains of $530,000 ($62,000 as at August 31, 2008).

CONTINGENCY

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against EXFO, four of the underwriters of our Initial Public Offering and some of our executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that EXFO’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with EXFO’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with EXFO’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the defendants in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of EXFO’s underwriters, EXFO and two of our executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns EXFO and our two executive officers in particular, the amended complaint alleges that (i) EXFO’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of EXFO’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with EXFO, controlled it and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against EXFO was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval. The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants. The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated. EXFO's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including EXFO, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008.

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. Notices of appeal of the opinion granting final approval have been filed. Given that the settlement remains subject to appeal as of the date of issuance of these financial statements, the ultimate outcome of the contingency is uncertain. However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, we have determined the impact to our financial position and results of operations as at and for the year ended August 31, 2009 to be immaterial.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

Share capital

As at November 6, 2009, EXFO had 36,643,000 multiple voting shares outstanding, entitling to 10 votes each and 22,749,965 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value. On December 18, 2008, we redeemed 7.7 million subordinate voting shares for a total consideration of CA$30 million (US$24.9 million), plus related fees of $576,000, in accordance with our substantial issuer bid program. In addition, in fiscal 2009, we redeemed 488,786 subordinated voting shares for a total net consideration of $1.4 million based on our normal course issuer bid share buy-back program.

Long-Term Incentive Plan and Deferred Share Unit Plan

The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 3,121,132 as at August 31, 2009. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at August 31, 2009:

Stock Options	Number	% of issued and outstanding	Weighted average exercise price

Chairman of the Board, President and CEO (one individual)	179,642	11%	$9.05
Board of Directors (four individuals)	148,807	9	6.19
Management and Corporate Officers (eight individuals)	212,139	12	14.49

	540,588	32%	$10.40

Restricted Share Units (RSUs)	Number	% of issued and outstanding

Chairman of the Board, President and CEO (one individual)	140,459	10%
Management and Corporate Officers (eleven individuals)	479,887	36

	620,346	46%

Deferred Share Units (DSUs)	Number	% of issued and outstanding

Board of Directors (five individuals)	114,924	100%

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2009, our off-balance sheet arrangements consisted of letters of guarantee. As at August 31, 2009, our letters of guarantee amounted to $5.5 million; these letters of guarantee expire at various dates through fiscal 2016. From this amount, we had $1.1 million worth of letters of guarantee for our own selling and purchasing requirements, which were for the most part reserved from one of our lines of credit. The remainder, in the amount of $4.4 million, was used to secure our line of credit in CNY (Chinese currency). This line of credit was unused as at August 31, 2009.

VARIABLE INTEREST ENTITY

As of August 31, 2009, we did not have interests in any variable interest entities.

RISKS AND UNCERTAINTIES

Over the past several years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

We are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars and due to the fact that a significant portion of our operational costs are incurred in Canadian dollars. These risks are partially hedged by operating expenses denominated in US dollars and forward exchange contracts. Any increase in the value of the Canadian dollar in the coming months would negatively affect our results of operations.

In addition, our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. In the past, our operating results were adversely affected by reduced telecom capital spending in North America, Europe and Asia and by general unfavorable economic conditions. In particular, sales to network service providers in North America were significantly and adversely affected by a downturn in 2001 in the telecommunications industry. With the current recession in key geographic regions or markets, we have experienced and may continue to experience a material adverse impact on our business, operating results and financial conditions.

Also, risks and uncertainties related to the telecommunications test, measurement, monitoring and service assurance industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

Furthermore, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets, which requires certain actions, such as the opening of our manufacturing facilities in China and software development center in India. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, pricing pressure, cultural differences and the management of operations in China and India.

Also, while strategic acquisitions, like those we have made in the past, those closed in fiscal 2008 and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel. Finally, integration requires the dedication of management resources, which may detract their attention from our day-to-day business and operations.

The current economic environment of our industry could also result in some of our customers experiencing difficulties, which, consequently, could have a negative effect on our results, especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.EXFO.com, or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S.

QUARTERLY SUMMARY FINANCIAL INFORMATION (UNAUDITED)
(tabular amounts in thousands of US dollars, except per share data)

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year ended August 31
2009
Sales	$46,363	$46,372	$43,636	$36,507	$172,878
Cost of sales	$17,480	$18,353	$16,441	$14,618	$66,892
Gross margin	$28,883	$28,019	$27,195	$21,889	$105,986
Earnings (loss) from operations	$2,093	$2,599	$(21,552)	$(1,218)	$(18,078)
Net earnings (loss)	$5,287	$2,655	$(23,346)	$(1,181)	$(16,585)
Basic and diluted net earnings (loss) per share (1)	$0.08	$0.04	$(0.39)	$(0.02)	$(0.27)

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year ended August 31
2008
Sales	$40,985	$43,281	$48,581	$50,943	$183,790
Cost of sales	$18,144	$18,060	$19,004	$20,416	$75,624
Gross margin	$22,841	$25,221	$29,577	$30,527	$108,166
Earnings from operations	$302	$3,635	$4,458	$3,588	$11,983
Earnings (loss) before extraordinary gain	$(93)	$4,024	$8,143	$3,314	$15,388
Net earnings (loss)	$(93)	$4,024	$11,179	$3,314	$18,424
Basic and diluted earnings (loss) before extraordinary gain (1)	$(0.00)	$0.06	$0.12	$0.05	$0.22
Basic and diluted net earnings (loss) per share	$(0.00)	$0.06	$0.16	$0.05	$0.27

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year ended August 31
2007
Sales	$35,547	$35,207	$39,205	$42,975	$152,934
Cost of sales	$15,229	$14,970	$16,828	$18,109	$65,136
Gross margin	$20,318	$20,237	$22,377	$24,866	$87,798
Earnings from operations	$2,759	$2,081	$2,840	$9,102	$16,782
Net earnings	$3,533	$2,684	$2,574	$33,484	$42,275
Basic net earnings per share (1)	$0.05	$0.04	$0.04	$0.49	$0.61
Diluted net earnings per share	$0.05	$0.04	$0.04	$0.48	$0.61

(1)	Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information does not equal the corresponding annual information.

Fourth-quarter results

In the fourth quarter of fiscal 2009, sales were $36.5 million, compared to $50.9 million in 2008.

In the fourth quarter of fiscal 2009, we reported a year-over-year decrease in sales mainly due to the impact of the worldwide economic recession that affected most of our product lines during that period. In fact, we witnessed a significant drop in our bookings in the last part of the third quarter of fiscal 2009 and the beginning of the fourth quarter, reflecting the significant reduction of spending in our end-markets. In addition, as a portion of our sales are denominated in Canadian dollars, euros or British pounds, the increased strength of the US dollar against these currencies in the fourth quarter of fiscal 2009, also had a negative impact on our sales expressed in US dollars, which contributed to the decrease in sales compared to the corresponding period last year. This was amplified by foreign exchange losses on our forward exchange contracts, which are recorded in sales. In fact, in the fourth quarter of fiscal 2009, foreign exchange losses on our forward exchange contracts amounted to $218,000 and accordingly reduced our sales, compared to foreign exchange gains of $663,000 during the same period last year, which increased our sales. We have to remember that in the fourth quarter of fiscal 2008, we posted record-high quarterly sales of $50.9 million.

In the fourth quarter of fiscal 2009, gross margin reached 60.0% of global sales, flat compared to 59.9% for the same period last year. In the fourth quarter of fiscal 2009, despite the significant decrease in sales, gross margin was flat year-over-year. In the fourth quarter of fiscal 2009, a shift in product mix resulted in a larger portion of our sales coming from our protocol test solutions, including those of newly acquired Brix Networks, compared to our optical and copper-access test solutions and those of our Life Sciences and Industrial Division; these products have better margins than our other test solutions, which contributed to increasing our gross margin year-over-year. In addition, in fiscal 2009, the value of the Canadian dollar significantly fluctuated compared to the US dollar, which positively impacted our gross margin for these periods, compared to 2008. In fact, since the beginning of fiscal 2009, the value of the Canadian dollar significantly decreased compared to the US dollar; this resulted in a lower cost of goods sold expressed in US dollars in the statement of earnings, thus increasing our gross margin year-over-year in the fourth quarter of fiscal 2009. However, the increase in the procurement costs of our raw materials purchased in US dollars, as a result of the recent and significant decrease in the value of the Canadian dollar compared to the US dollar, materialized in the fourth quarter of fiscal 2009 compared to the same period last year.

Furthermore, the operation of our manufacturing facilities in China resulted in a larger portion of our sales coming from products manufactured in China in the fourth quarter of fiscal 2009 compared to the same period last year; these products have a lower cost than those manufactured in our facilities in Canada, thus resulting in an improvement in gross margin in the fourth quarter of fiscal 2009 compared to the same period last year.

However, foreign exchange losses on our forward exchange contracts recorded in the fourth quarter of fiscal 2009 ($218,000), which are included in our sales, had a negative impact on our gross margin during that period, compared to the positive impact of our foreign exchange gains of $663,000 during the same period last year, thus reducing our gross margin year-over-year.

In addition, a lower overall sales volume in the fourth quarter of fiscal 2009 compared to the same period last year resulted in decreased manufacturing activities and in lower absorption of our fixed manufacturing costs, thus negatively impacting our gross margin year-over-year.

In the fourth quarter of fiscal 2009, loss from operations amounted to $1.2 million, compared to earnings from operations of $3.6 million for the same period last year. Loss from operations in the fourth quarter of fiscal 2009 were negatively impacted by the significant decrease in sales and gross margin (in dollars) year-over-year. In addition, in the fourth quarter of fiscal 2009, we recorded restructuring charges of $1.2 million in severance expenses for the employees who where terminated throughout the organization during the quarter. However, in the fourth quarter of fiscal 2009, selling expenses were lower compared to the same period last year due to the reduction of sales year-over-year. In addition, a weaker Canadian dollar, compared to the US dollar year-over-year, had a positive impact on earnings from operations as a portion of our cost of goods and our operating expenses are denominated in Canadian dollars. Furthermore, in the fourth quarter of fiscal 2009, we recorded $1.9 million for the recognition of prior years’ non-refundable research and development tax credits, which has reduced our net research and development expenses. Excluding this recognition of prior years’ non-refundable research and development tax credits, net research and development expenses would have been flat year-over-year despite the positive impact of a weaker Canadian dollar. Earnings from operations in the fourth quarter of fiscal 2008 included the dilutive effect of newly acquired Brix Networks. Furthermore, a stronger Canadian dollar, compared to the US dollar year-over-year, had a negative impact on earnings from operations as a portion of our cost of goods and our operating expenses are denominated in Canadian dollars. Finally, the setup of our own manufacturing activities in China and of a research center in India, resulted in additional expenses, which reduced our earnings from operations in the fourth quarter of fiscal 2008, compared to the same period in 2007. However, increased sales volume and gross margin mitigated these negative effects.

Net loss amounted to $1.2 million, or $0.02 per share, in the fourth quarter of fiscal 2009, compared to net earnings of $3.3 million, or $0.05 per diluted share, for the same period last year. In addition to the explanations above, in the fourth quarter of fiscal 2009, we recorded $372,000 worth of future income tax assets for which a valuation allowance was previously established. However, net earnings in the fourth quarter of fiscal 2008 included pre-tax interest income of $576,000 compared to an interest expense of $86,000 during the same period of fiscal 2009 due to lower interest rates and a lower cash position year-over-year. In addition, net earnings of the fourth quarter of fiscal 2008 included a pre-tax foreign exchange gain of $1.3 million on the translation of balance sheet elements, compared to only $186,000 in 2009.

MANAGEMENT’S REPORTS

RESPONSIBILITY FOR FINANCIAL INFORMATION

EXFO management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects.

EXFO’s policy is to maintain systems of internal accounting, and administrative and disclosure controls—reinforced by standards of conduct and ethics set out in written policies—to provide reasonable assurance that the financial information is relevant, accurate and reliable, and that assets are appropriately accounted for and adequately safeguarded. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements.

The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is composed of independent outside directors. The Committee meets periodically with management and external auditors to review accounting, auditing and internal control matters. These consolidated financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the independent auditors, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The external auditors have full and free access to the Audit Committee.

INTERNAL CONTROL OVER FINANCIAL REPORTING

EXFO management is responsible for establishing and maintaining adequate internal control over financial reporting. EXFO’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

EXFO’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of EXFO; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of EXFO; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of EXFO’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of EXFO’s internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that EXFO’s internal control over financial reporting was effective as at August 31, 2009.

The company’s internal control over financial reporting as at August 31, 2009 has been audited by PricewaterhouseCoopers LLP, the independent auditors, based on the criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ Germain Lamonde	/s/ Pierre Plamondon
GERMAIN LAMONDE	PIERRE PLAMONDON, CA
Chairman, President and	Vice-President, Finance and
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF EXFO ELECTRO-OPTICAL ENGINEERING INC.

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of EXFO Electro-Optical Engineering Inc. as at August 31, 2009, 2008 and 2007. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of EXFO Electro-Optical Engineering Inc. as at August 31, 2009 and 2008, and the related consolidated statements of earnings, comprehensive income (loss) and accumulated other comprehensive income, retained earnings and contributed surplus and cash flows for each of the years in the three-year period ended August 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at August 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2009 in accordance with Canadian generally accepted accounting principles.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited EXFO Electro-Optical Engineering Inc.’s internal control over financial reporting as at August 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at August 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP
CHARTERED ACCOUNTANTS

Quebec City, Quebec, Canada
October 13, 2009,
except note 21, which is as of November 6, 2009

EXFO Electro-Optical Engineering Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,

	2009	2008

Assets

Current assets
Cash	$10,611	$5,914
Short-term investments (note 6)	59,105	81,626
Accounts receivable (note 6)
Trade	22,946	31,473
Other	2,752	4,753
Income taxes and tax credits recoverable	2,353	4,836
Inventories (note 7)	30,863	34,880
Prepaid expenses	2,043	1,774
Future income taxes (note 17)	5,538	9,140

	136,211	174,396

Tax credits recoverable	26,762	20,657

Forward exchange contracts (note 6)	428	−

Property, plant and equipment (note 8)	19,100	19,875

Intangible assets (note 9)	16,859	19,945

Goodwill (notes 3, 4 and 9)	22,478	42,653

Future income taxes (note 17)	18,533	15,540

	$240,371	$293,066
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 11)	$21,650	$24,713
Deferred revenue	6,481	5,079

	28,131	29,792

Deferred revenue	4,195	3,759

	32,326	33,551

Commitments (note 12)

Contingencies (note 13)

Shareholders’ equity

Share capital (note 14)	104,846	142,786
Contributed surplus	17,758	5,226
Retained earnings (note 14)	43,909	60,494
Accumulated other comprehensive income	41,532	51,009

	208,045	259,515

	$240,371	$293,066

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board

/s/ Germain Lamonde GERMAIN LAMONDE Chairman, President and CEO	/s/ André Tremblay ANDRÉ TREMBLAY Chairman, Audit Committee

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,

	2009	2008	2007

Sales (note 19)	$172,878	$183,790	$152,934

Cost of sales (1, 2) (note 7)	66,892	75,624	65,136

Gross margin	105,986	108,166	87,798

Operating expenses
Selling and administrative (1)	63,808	61,153	49,580
Net research and development (1) (notes 16 and 17)	27,698	26,867	16,668
Amortization of property, plant and equipment	4,607	4,292	2,983
Amortization of intangible assets	5,067	3,871	2,864
Restructuring charges (note 4)	1,171	–	–
Government grants (note 16)	–	–	(1,079)
Impairment of goodwill (note 4)	21,713	–	–

Total operating expenses	124,064	96,183	71,016

Earnings (loss) from operations	(18,078)	11,983	16,782

Interest income	597	4,639	4,717
Foreign exchange gain (loss)	1,157	442	(49)

Earnings (loss) before income taxes and extraordinary gain (note 17)	(16,324)	17,064	21,450

Income taxes (note 17)
Current	561	(7,094)	3,741
Future	72	14,094	–
Recognition of previously unrecognized future income tax assets	(372)	(5,324)	(24,566)

	261	1,676	(20,825)

Earnings (loss) before extraordinary gain	(16,585)	15,388	42,275

Extraordinary gain (note 3)	–	3,036	–

Net earnings (loss) for the year	$(16,585)	$18,424	$42,275

Basic and diluted earnings (loss) before extraordinary gain per share	$(0.27)	$0.22	$0.61

Basic and diluted net earnings (loss) per share	$(0.27)	$0.27	$0.61

Basic weighted average number of shares outstanding (000’s)	61,845	68,767	68,875

Diluted weighted average number of shares outstanding (000’s) (note 18)	61,845	69,318	69,555

(1) Stock-based compensation costs included in:
Cost of sales	$137	$148	$118
Selling and administrative	858	830	633
Net research and development	414	294	230

	$1,409	$1,272	$981

(2) The cost of sales is exclusive of amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Comprehensive Income (Loss)
and Accumulated Other Comprehensive Income

(in thousands of US dollars)

Comprehensive income (loss)

	Years ended August 31,

	2009	2008	2007

Net earnings (loss) for the year	$(16,585)	$18,424	$42,275
Foreign currency translation adjustment	(10,671)	(2,289)	9,881
Changes in unrealized losses on short-term investments	22	31	–
Unrealized gains (losses) on forward exchange contracts	(1,467)	962	–
Reclassification of realized gains (losses) on forward exchange contracts in net earnings (loss)	3,167	(3,915)	–
Future income tax effect of the above items	(528)	909	–

Comprehensive income (loss)	$(26,062)	$14,122	$52,156

Accumulated other comprehensive income

	Years ended August 31,

	2009	2008

Foreign currency translation adjustment
Cumulative effect of prior years	$51,129	$53,418
Current year	(10,671)	(2,289)

	40,458	51,129
Unrealized gains (losses) on forward exchange contracts
Cumulative effect of prior years	(96)	1,948
Current year, net of realized gains (losses) and future income taxes	1,172	(2,044)

	1,076	(96)

Unrealized losses on short-term investments
Cumulative effect of prior years	(24)	(55)
Current year, net of future income taxes	22	31

	(2)	(24)

Accumulated other comprehensive income	$41,532	$51,009

Total retained earnings and accumulated other comprehensive income amounted to $111,503 and $85,441 as at August 31, 2008 and 2009, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Retained Earnings and Contributed Surplus

(in thousands of US dollars)

Retained earnings

	Years ended August 31,

	2009	2008	2007

Balance – Beginning of year	$60,494	$42,275	$–

Add (deduct)
Cumulative effect of prior years	–	55	–
Net earnings (loss) for the year	(16,585)	18,424	42,275
Premium on redemption of share capital (note 14)	–	(260)	–

Balance – End of year	$43,909	$60,494	$42,275

Contributed surplus

	Years ended August 31,

	2009	2008	2007

Balance – Beginning of year	$5,226	$4,453	$3,776

Add (deduct)
Stock-based compensation costs	1,407	1,287	973
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards (note 14)	(540)	(514)	(296)
Discount on redemption of share capital (note 14)	11,665	–	–

Balance – End of year	$17,758	$5,226	$4,453

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,

	2009	2008	2007

Cash flows from operating activities
Net earnings (loss) for the year	$(16,585)	$18,424	$42,275
Add (deduct) items not affecting cash
Change in discount on short-term investments	597	1,035	(404)
Stock-based compensation costs	1,409	1,272	981
Amortization	9,674	8,163	5,847
Deferred revenue	1,706	47	1,299
Government grants	–	–	(752)
Loss (gain) on disposal of capital assets	237	–	(117)
Impairment of goodwill (note 4)	21,713	–	–
Future income taxes	(300)	8,770	(24,566)
Extraordinary gain (note 3)	–	(3,036)	–
Change in unrealized foreign exchange gain	(1,955)	(1,093)	(65)

	16,496	33,582	24,498

Change in non-cash operating items
Accounts receivable	9,654	(4,338)	(5,468)
Income taxes and tax credits	(3,391)	(12,833)	(3,403)
Inventories	2,624	(2,166)	(5,456)
Prepaid expenses	(350)	(127)	85
Accounts payable and accrued liabilities	(2,409)	(1,416)	4,105

	22,624	12,702	14,361
Cash flows from investing activities
Additions to short-term investments	(438,460)	(717,020)	(807,056)
Proceeds from disposal and maturity of short-term investments	456,612	760,310	793,435
Additions to capital assets	(6,945)	(6,508)	(5,547)
Net proceeds from disposal of capital assets	–	–	3,092
Business combinations, net of cash acquired (note 3)	(2,414)	(41,016)	–

	8,793	(4,234)	(16,076)
Cash flows from financing activities
Repayment of long-term debt	–	–	(472)
Redemption of share capital (note 14)	(26,871)	(8,068)	–
Exercise of stock options	56	61	802

	(26,815)	(8,007)	330

Effect of foreign exchange rate changes on cash	95	(88)	73

Change in cash	4,697	373	(1,312)

Cash – Beginning of year	5,914	5,541	6,853

Cash – End of year	$10,611	$5,914	$5,541

Supplementary information
Interest paid	$23	$55	$57
Income taxes paid	$86	$759	$3,527

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1  Nature of Activities

EXFO Electro-Optical Engineering Inc. (“EXFO”) designs, manufactures and markets a line of test and service assurance solutions for network service providers and equipment manufacturers in the global telecommunications industry. The Telecom Division, which represents the company’s main business activity, offers a wide range of innovative solutions to assess optical networks, from the core to access, as well as next-generation IP infrastructures and related triple-play services. The Life Sciences and Industrial Division offers solutions for medical-device and opto-electronics assembly, fluorescence microscopy and other life sciences sectors. EXFO’s products are sold in approximately 95 countries around the world.

2  Summary of Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, and significant differences in measurement and disclosure from U.S. GAAP are set out in note 20. These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Accounting estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant estimates include the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the valuation allowance for future income taxes, the amount of certain accrued liabilities and deferred revenue as well as stock-based compensation costs. Actual results could differ from those estimates.

Reporting currency

The measurement currency of the company is the Canadian dollar. The company has adopted the US dollar as its reporting currency. The financial statements are translated into the reporting currency using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, while revenues and expenses are translated at the monthly average exchange rate. The cumulative foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in shareholders’ equity.

In the event that management decides to declare dividends, such dividends would be declared in Canadian dollars.

Foreign currency translation

Foreign currency transactions

Transactions denominated in currencies other than the measurement currency are translated into the relevant measurement currency as follows: monetary assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities are translated at historical rates. Foreign exchange gains and losses arising from such translation are reflected in the statements of earnings.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Integrated foreign operations

The financial statements of integrated foreign operations are remeasured into the relevant measurement currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rate in effect on the date of the balance sheet. Non-monetary assets and liabilities are remeasured at historical rates, unless such assets and liabilities are carried at market value, in which case, they are remeasured at the exchange rate in effect on the date of the balance sheet. Revenues and expenses are remeasured at the monthly average exchange rate. Foreign exchange gains and losses arising from such remeasurement are reflected in the statements of earnings.

Forward exchange contracts

Forward exchange contracts are utilized by the company to manage its foreign currency exposure. Forward exchange contracts, which qualify for hedge accounting as per the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3865, “Hedges”, are entered into by the company to hedge anticipated US-dollar-denominated sales and the related accounts receivable. The company’s policy is not to utilize those derivative financial instruments for trading or speculative purposes.

In accordance with the requirements of the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, adopted by the company on September 1, 2007, the company’s forward exchange contracts are recorded at fair value in the balance sheet, and changes in their fair value are reported in comprehensive income. Any ineffective portion is recognized immediately in the statements of earnings. Upon the recognition of related hedged sales, accumulated changes in fair value are reclassified in sales in the statements of earnings.

Prior to the adoption of Section 3855 on September 1, 2007, the company’s forward exchange contracts qualified for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts were recognized as an adjustment of the revenues when the corresponding hedged sales were recorded.

Short-term investments

All investments with original terms to maturity of three months or less and that are not required for the purposes of meeting short-term cash requirements are classified as short-term investments.

In accordance with the requirements of the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, adopted by the company on September 1, 2007, short-term investments are classified as available-for-sale securities; therefore, they are carried at fair value in the balance sheet, and any changes in their fair value are reflected in comprehensive income. Upon the disposal of these assets, accumulated changes in their fair value are reclassified in the statements of earnings.

Interest income on short-term investments is recorded in interest income in the statements of earnings and in cash flows from operating activities in the statements of cash flows.

Inventories

Inventories are valued on an average cost basis, at the lower of cost and net realizable value.

Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost, less related government grants and research and development tax credits. Amortization is provided on a straight-line basis over the estimated useful lives as follows:

Term
Land improvements	5 years
Buildings	25 years
Equipment	2 to 10 years
Leasehold improvements	The lesser of useful life and remaining lease term

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Intangible assets, goodwill and amortization

Intangible assets primarily include the cost of core technology and software, net of accumulated amortization. Core technology represents existing technology that was acquired in business combinations and that has reached technological feasibility. Amortization is provided on a straight-line basis over the estimated useful lives of five years for core technology and four and 10 years for software.

Goodwill represents the excess of the purchase price of acquired businesses over the fair value of net identifiable assets acquired. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is usually determined based on a combination of discounted future cash flows and a market approach. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value, and the loss is charged to earnings in the period in which it is incurred. For the purposes of this impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the fair value of its net identifiable assets.

The company performs its annual impairment test in the third quarter of each fiscal year for all its existing reporting units (note 4).

Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that cost may not be recoverable. Impairment exists when the carrying amount/value of an asset or group of assets is greater than the undiscounted future cash flows expected to be provided by the asset or group of assets. The amount of impairment loss, if any, is the excess of the carrying value over the fair value. The company assesses fair value of long-lived assets based on discounted future cash flows.

Warranty

The company offers its customers warranties of one to three years, depending on the specific products and terms of the purchase agreement. The company’s typical warranties require it to repair or replace defective products during the warranty period at no cost to the customer. Costs related to original warranties are accrued at the time of shipment, based upon estimates of expected rework and warranty costs to be incurred. Costs associated with separately priced extended warranties are expensed as incurred.

Revenue recognition

For products in which software is incidental, the company recognizes revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Provisions are made for estimated returns, warranties and support obligations.

For products in which software is not incidental, revenues are separated into two categories: product and post-contract customer support (PCS) revenues, based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. PCS revenues are deferred and recognized ratably over the years of the support arrangement. PCS revenues are recognized at the time the product is delivered when provided substantially within one year of delivery, the costs of providing this support are insignificant (and accrued at the time of delivery), and no (or infrequent) software upgrades or enhancements are provided.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Maintenance contracts generally include the right to unspecified upgrades and enhancements on a when-and-if available basis and ongoing customer support. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis.

Revenue for extended warranties is recognized on a straight-line basis over the warranty period.

For all sales, the company uses a binding purchase order as evidence that a sales arrangement exists.

Delivery generally occurs when the product is handed over to a transporter for shipment.

At the time of the transaction, the company assesses whether the price associated with its revenue transaction is fixed or determinable and whether or not collection is reasonably assured. The company assesses whether the price is fixed or determinable based on the payment terms associated with the transaction. The company assesses collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

Most sales arrangements do not generally include acceptance clauses. However, when a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Advertising costs

Advertising costs are expensed as incurred.

Government grants

Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related assets. Grants are included in earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with all the conditions related to the grant.

Research and development expenses

All expenses related to research, as well as development activities that do not meet generally accepted criteria for deferral are expensed as incurred, net of related tax credits and government grants. Development expenses that meet generally accepted criteria for deferral, in accordance with the CICA Handbook Section 3450, “Research and Development”, are capitalized, net of related tax credits and government grants, and are amortized against earnings over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants.

As at August 31, 2009, the company had not deferred any development costs.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carry forward of unused tax losses and deductions, using substantively enacted income tax rates expected to be in effect for the years in which the assets are expected to be realized or the liabilities to be settled.

The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Earnings per share

Basic earnings per share are determined using the weighted average number of common shares outstanding during the year.

Diluted earnings per share are determined using the weighted average number of common shares outstanding during the year, plus the effect of dilutive potential common shares outstanding during the year. This method requires that diluted earnings per share be calculated (using the treasury stock method) as if all dilutive potential common shares had been exercised at the latest at the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common shares of the company at the average market price of the common shares during the year.

Stock-based compensation costs

The company accounts for stock-based compensation on stock options, restricted share units and deferred share units, using the fair value-based method. The company accounts for stock-based compensation on stock appreciation rights, using the intrinsic value method. Stock-based compensation costs are amortized to expense over the vesting periods.

New accounting standards and pronouncements

Adopted in fiscal 2009

In December 2006, the Canadian Institute of Chartered Accountants (CICA) issued three new sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

Section 3862 replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures regarding risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk previously found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

Section 1535 applies to all entities, regardless of whether they have financial instruments or are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

The company adopted these new standards on September 1, 2008 (notes 5 and 6).

In June 2007, the CICA issued Section 3031, “Inventories”. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. The company adopted this new standard on September 1, 2008, and its adoption had no material measurement effect on the consolidated financial statements. The additional disclosure is shown in note 7.

In June 2007, the CICA amended Section 1400, “General Standards of Financial Statement Presentation”, to include new requirements regarding an entity’s ability to continue as a going concern. These amendments apply to fiscal years beginning on or after January 1, 2008. The company adopted these amendments on September 1, 2008, and their adoption had no material effect on the consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In January 2009, the CICA issued Emerging Issues Committee 173 (EIC-173), “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This abstract clarifies that an entity’s own credit risk and the credit risk of its counterparty should be taken into account in determining the fair value of financial assets and liabilities. The company adopted this standard on January 20, 2009, and its adoption had no material effect on the consolidated financial statements.

To be adopted after fiscal 2009

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which supersedes Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. The company will adopt this new standard on September 1, 2009, and has not yet determined the effects its adoption will have on the consolidated financial statements.

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. This new section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard applies prospectively to business combinations with acquisition dates on or after January 1, 2011; earlier adoption is permitted.

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, which replaces Section 1600, “Consolidated Financial Statements”, and establishes the standards for preparing consolidated financial statements. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted. The company has not yet determined the impact that adopting this standard will have on the consolidated financial statements.

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted as of the beginning of a fiscal year.

Should the company decide to adopt one of these three new sections ealier, it must adopt all three on the same date.

In June 2009, the CICA amended section 3862, "Financial Instruments − Disclosures", to include enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The amendments apply to fiscal years ending after September 30, 2009, with early adoption permitted. The company will adopt these amendments on September 1, 2010, and has not yet determined the effects its adoption will have on the consolidated financial statements.

3  Business Combinations

Navtel Communications Inc.

On March 26, 2008, the company acquired all issued and outstanding shares of Navtel Communications Inc. Based in Toronto, Canada, Navtel Communications Inc. was a privately held company specializing in tests for next-generation Internet protocol networks. On March 26, 2008, Navtel Communications Inc. was liquidated into the parent company.

This acquisition was settled for a total cash consideration of $11,477,000, or $11,332,000 net of $145,000 of cash acquired. The total consideration included acquisition-related costs of $172,000.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated financial statements of the company since March 26, 2008, being the date of acquisition.

The purchase price, including acquisition-related costs, was allocated based on the estimated fair value of acquired net assets at the date of acquisition as follows:

Assets acquired, net of cash acquired
Accounts receivable	$776
Inventories	447
Other current assets	320
Tax credits	7,074
Core technology	2,919
Future income tax assets	8,586
Current liabilities assumed
Accounts payable and accrued liabilities	(431)
Deferred revenue	(523)
Future income tax liabilities	(2,737)
Net identifiable assets acquired	16,431
Purchase price, net of cash acquired	11,332
Excess of the fair value of net identifiable assets acquired over the purchase price	$(5,099)

The excess of the fair value of the net identifiable assets acquired over the purchase price in the amount of $5,099,000 has been eliminated in part by fully reducing the value assigned to acquired core technology and related future income tax liabilities. The remaining excess in the amount of $3,036,000 has been presented as an extraordinary gain in the statement of earnings for the year ended August 31, 2008. The basic and diluted extraordinary gain per share amounted to $0.05 for the year ended August 31, 2008.

This business reports to the Telecom Division.

Brix Networks Inc. (renamed EXFO Service Assurance Inc.)

On April 22, 2008, the company acquired all issued and outstanding shares of Brix Networks Inc. (renamed EXFO Service Assurance Inc.). Based in the Boston, MA area, Brix Networks Inc. was a privately held company offering VoIP and IPTV test solutions across the three areas that most affect the success of a real-time service: signaling quality (signaling path performance), delivery quality (media transport performance) and content quality (overall quality of experience).

This acquisition was settled for a cash consideration of $29,696,000, or $29,684,000 net of $12,000 of cash acquired, plus a contingent cash consideration of $2,414,000; this contingent cash consideration was paid in fiscal 2009 based upon the achievement of a certain bookings volume during the 12 months following the acquisition. The amount paid for the contingent cash consideration increased goodwill.

The purchase price allocation took into account severance expenses of $497,000 (note 4) for the termination of employees of the acquired business.

This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated financial statements of the company since April 22, 2008, being the date of acquisition.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The purchase price, including acquisition-related costs, was allocated based on the estimated fair value of acquired net assets at the date of acquisition as follows:

Assets acquired, net of cash acquired
Accounts receivable	$1,106
Inventories	1,229
Other current assets	488
Capital assets	1,097
Core technology	13,765
Future income tax assets	1,641
Current liabilities assumed
Accounts payable and accrued liabilities	(2,565)
Deferred revenue	(2,445)
Net identifiable assets acquired	14,316
Goodwill	15,368
Purchase price, net of cash acquired	$29,684

Intangible assets are amortized on a straight-line basis over their estimated useful life of five years.

Future income tax assets at the acquisition date amounted to $13,701,000 and were mainly comprised of net operating losses and research and development expenses carried forward. A valuation allowance of $8,195,000 was recorded against these assets at the acquisition date. In the event that the company would reverse a portion or all of the valuation allowance, the amount of such reversal would reduce the amount of goodwill recognized at the date of acquisition.

This business, including acquired goodwill, reports to the Telecom Division. Acquired goodwill is not deductible for tax purposes.

4  Special Charges

Impairment of goodwill

Fiscal 2009

In the third quarter of fiscal 2009, the company performed its annual impairment test for goodwill for all reporting units. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of the reporting units is compared to their fair value. If the carrying value of a reporting unit exceeds its fair value, the second step is performed to determine the amount of the impairment loss. Following the decrease in the company’s stock price in June 2009, the company came to the conclusion that the carrying value of one of its reporting units exceeded its fair value, and it recorded an impairment charge of $21,713,000 in fiscal 2009, to bring the goodwill of this reporting unit to its fair value. This reporting unit reports to the Telecom Division.

This impairment resulted in a future income tax recovery of $2,070,000.

Restructuring charges

Fiscal 2009

During fiscal 2009, the company implemented a restructuring plan to align its cost structure to the current economic and market conditions. Under that plan, the company recorded charges of $1,171,000 in severance expenses for the 65 employees who were terminated throughout the company. These charges are included in the restructuring charges in the statement of earnings for the year ended August 31, 2009. As at August 31, 2009, the accrued liabilities related to the severance expenses amounted to $24,000.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables summarize changes in restructuring charges payable since August 31, 2006:

Year ended August 31, 2009

	Balance as at August 31, 2008		Additions	Payments	Balance as at August 31, 2009
Fiscal 2009 plan
Severance expenses	$	−	$1,171	$(1,147)	$24

Fiscal 2008 plan
Severance expenses (note 3)		292	−	(292)	−

Total for all plans (note 11)		$292	$1,171	$(1,439)	$24

Year ended August 31, 2008

	Balance as at August 31, 2007		Additions	Payments	Balance as at August 31, 2008

Fiscal 2008 plan (notes 3 and 11)
Severance expenses	$	−	$497	$(205)	$292

Year ended August 31, 2007

	Balance as at August 31, 2006	Additions		Payments	Balance as at August 31, 2007
Fiscal 2006 plan
Severance expenses	$631	$	−	$(631)	$	−

Fiscal 2003 plan
Exited leased facilities	60		−	(60)		−

Total for all plans	$691	$	−	$(691)	$	−

5  Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company’s objectives when managing capital are:

•	To maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk;
•	To sustain future development of the company, including research and development activities, market development, and potential acquisitions of complementary businesses or products; and
•	To provide the company’s shareholders with an appropriate return on their investment.

The company defines its capital as shareholders’ equity, excluding accumulated other comprehensive income. Accumulated other comprehensive income’s main components are the cumulative foreign currency translation adjustment, which is the result of the translation of the company’s consolidated financial statements into US dollars (the reporting currency) as well as after-tax unrealized gains (loss) on forward exchange contracts.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The capital of the company amounted to $208,506,000 and $166,513,000 as at August 31, 2008 and 2009, respectively.

Of the capital, as at August 31, 2009, an amount of $69,716,000 represented cash and short-term investments ($87,540,000 as at August 31, 2008), a portion of which can be considered in excess of the company’s current and expected needs (except for potential acquisitions of businesses). The company has consequently been repurchasing shares from the open market via a normal course issuer bid through the facilities of the Toronto Stock Exchange and NASDAQ. Furthermore, on December 18, 2008, pursuant to a substantial issuer bid (note 14), the company purchased for cancellation 7,692,307 subordinate voting shares for an aggregate purchase price of CA$30,000,000 (US$24,879,000), plus related fees of $576,000.

6  Financial Instruments

Market risk

Currency risk

The principal measurement currency of the company is the Canadian dollar. The company is exposed to currency risks as a result of its export sales of products manufactured in Canada and China, the majority of which are denominated in US dollars and euros. These risks are partially hedged by forward exchange contracts (US dollars) and certain operating expenses (US dollars and euros).

As at August 31, 2009, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2009 to August 2010	$ 27,600	1.1019
September 2010 to August 2011	14,600	1.1221
September 2011	1,000	1.1278
Total	$ 43,200	1.1093

These contracts are designated and accounted for as cash flow hedges.

The fair value of forward exchange contracts, which represents the amount that the company would receive or pay to settle the contracts based on the forward exchange rate at period end, amounted to net gains of $62,000 as at August 31, 2008 and net gains of $530,000 as at August 31, 2009.

As at August 31, 2009, forward exchange contracts, in the amount of $874,000, are presented as current assets in other receivable in the balance sheet, forward exchange contracts, in the amount of $428,000, are presented as long-term assets in forward exchange contracts in the balance sheet, and forward exchange contracts, in the amount of $704,000, are presented as current liabilities in the accounts payable and accrued liabilities in the balance sheet (note 11). As at August 31, 2008, forward exchange contracts, in the amount of $614,000, are presented as current assets in other receivable in the balance sheet and forward exchange contracts, in the amount of $714,000, are presented as current liabilities in the accounts payable and accrued liabilities in the balance sheet (note 11).

Based on the portfolio of forward exchange contracts as at August 31, 2009, the company estimates that the portion of the unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $170,000.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes significant financial assets and liabilities that are subject to currency risk as at August 31, 2009:

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$6,040	€779
Accounts receivable	17,402	2,642
	23,442	3,421
Financial liabilities
Accounts payable and accrued liabilities	5,718	332
Forward exchange contracts	5,600	−
	11,318	332
Net exposure	$12,124	€3,089

The period-end value of the Canadian dollar compared to the US dollar was CA$1.0967 = US$1.00 as at August 31, 2009.

The period-end value of the Canadian dollar compared to the euro was CA$1.5741 = €1.00 as at August 31, 2009.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to US dollar and euro) on financial assets and liabilities denominated in US dollars and euros, would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2009:

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $1,205,000 or $0.02 per diluted share.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $445,000, or $0.01 per diluted share.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $2,500,000.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, which impact is recorded in comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts the company’s balances of income tax and tax credits recoverable or payable and future income tax assets and liabilities related to integrated foreign subsidiaries; this may result in additional and significant foreign exchange gain or loss. However, these assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of the company’s operating expenses is denominated in Canadian dollars, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Interest rate risk

The company is exposed to interest rate risks through its short-term investments. Short-term investments consist of the following:

	As at August 31,

	2009	2008

Commercial paper denominated in Canadian dollars, bearing interest at annual rates of 0.2% to 0.6% in 2009 and 2.80% to 3.32% in 2008, maturing between September 2009 and December 2009 in fiscal 2009, and September 2008 and February 2009 in fiscal 2008	$45,109	$81,626
Bankers acceptance denominated in Canadian dollars, bearing interest at an annual rate of 0.2%, maturing between September and October 2009	13,996	−
	$59,105	$81,626

The fair value of short-term investments based on market value amounted to $81,626,000 and $59,105,000 as at August 31, 2008 and 2009, respectively.

An increase (decrease) of 0.5% in the interest rate of the company’s short-term investments would increase (decrease) net earnings by $204,000, or $0.00 per diluted share.

Due to their short-term maturity of usually three months or less, the company’s short-term investments are not subject to significant fair value interest rate risk. Accordingly, change in fair value has been nominal to the degree that amortized cost has historically approximated the fair value. Any change in fair value of the company’s short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income.

Cash, accounts receivable and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities. Accounts receivable and accounts payable are financial instruments whose carrying value approximates their fair value due to their short-term maturity.

Credit risk

Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at August 31, 2009, the company’s short-term investments consist of debt instruments issued by 11 (10 as at August 31, 2008) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a significant liquidity risk, and none of them represent asset-backed commercial paper. The company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $305,000 and $1,220,000 as at August 31, 2008 and 2009, respectively. Bad debt expense (recovery) amounted to $(52,000), $148,000 and $967,000 for the years ended August 31, 2007, 2008 and 2009, respectively.

For the years ended August 31, 2007 and 2009, one customer represented more than 10% of global sales with 14.7% ($22,480,000) and 11.6% ($20,049,000), respectively. This customer purchased from the Telecom Division. In fiscal 2008, no customer represented more than 10% of sales.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the age of trade accounts receivable as at August 31 2009:

Current	$16,489
Past due, 0 to 30 days	3,551
Past due, 31 to 60 days	1,464
Past due, more than 60 days	2,662
Total accounts receivable	24,166
Allowance for doubtful accounts	(1,220)
$22,946

Changes in the allowance for doubtful accounts are as follows:

	Years ended August 31,

	2009	2008

Balance – Beginning of year	$305	$206
Addition charged to earnings	979	204
Write-off of uncollectible accounts	(45)	(53)
Recovery of uncollectible accounts	(19)	(52)

Balance – End of year	$1,220	$305

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following table summarizes the contractual maturity of the company’s financial liabilities as at August 31, 2009:

	0-12 months	13-24 months		25-36 months

Accounts payable and accrued liabilities	$20,946	$	−	$	−
Forward exchange contracts
Outflow	27,600		14,600		1,000
Inflow	(27,730)		(14,938)		(1,028)
Total	$20,816		$(338)		$(28)

In addition, the company has a share repurchase program that may require additional cash outflows during fiscal 2010 and 2011 (note 14). Also, the company has an outstanding contingent consideration payable upon the acquisition of assets, which is not yet recorded in the financial statements and may require additional cash outflows in upcoming years (note 13).

As at August 31, 2009, the company had $69,716,000 in cash and short-term investments and $25,698,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $14,169,000 for working capital and other general corporate purposes, including potential acquisitions and its share repurchase program as well as unused lines of credit of $16,465,000 for foreign currency exposure related to its forward exchange contracts (note 10).

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

7  Inventories

	As at August 31,

	2009	2008

Raw materials	$14,497	$17,651
Work in progress	1,955	1,961
Finished goods	14,411	15,268

	$30,863	$34,880

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting periods, except for the related amortization, which is shown separately in operating expenses.

Inventory write-down amounted to $3,586,000, $2,651,000 and $3,332,000 for the years ended August 31, 2007, 2008 and 2009, respectively.

On an ongoing basis and when technically possible, the company adjusts the design of its products to reuse excess inventory; over the past few years, the company experienced higher sales than expected on some product lines and consumed such excess inventory. Consequently, it was able to reuse excess inventories that were written off in previous years. Excess inventory reuse accounted for $1,700,000, $1,200,000 and $154,000 for the years ended August 31, 2007, 2008 and 2009, respectively.

8  Property, Plant and Equipment

	As at August 31,

	2009		2008

	Cost	Accumulated amortization	Cost	Accumulated amortization

Land and land improvements	$2,224	$1,157	$2,295	$1,184
Buildings	12,374	4,354	12,319	3,985
Equipment	37,824	28,852	36,423	27,083
Leasehold improvements	4,751	3,710	3,698	2,608

	57,173	$38,073	54,735	$34,860
Less:
Accumulated amortization	38,073		34,860

	$19,100		$19,875

As at August 31, 2007, 2008 and 2009, unpaid purchases of property, plant and equipment amounted to $464,000, $414,000 and $348,000, respectively.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9  Intangible Assets and Goodwill

Intangible assets

	As at August 31,

	2009		2008

	Cost	Accumulated amortization	Cost	Accumulated amortization

Core technology	$63,490	$49,316	$62,933	$45,981
Software	9,193	6,508	8,631	5,638

	72,683	$55,824	71,564	$51,619
Less:
Accumulated amortization	55,824		51,619

	$16,859		$19,945

Estimated amortization expense for intangible assets in each of the next five fiscal years amounts to $5,564,000 in 2010, $4,355,000 in 2011, $3,442,000 in 2012, $2,392,000 in 2013 and $416,000 in 2014.

Additions to intangible assets for the years ended August 31, 2007, 2008 and 2009 amounted to $1,156,000, $14,828,000 and $2,600,000, respectively.

Goodwill

Changes in the carrying value of goodwill are as follows:

	Years ended August 31,

	2009			2008

	Telecom Division	Life Sciences and Industrial Division	Total	Telecom Division	Life Sciences and Industrial Division	Total

Balance – Beginning of year	$37,866	$4,787	$42,653	$23,622	$4,815	$28,437
Addition from business combinations (note 3)	2,414	−	2,414	15,368	−	15,368
Impairment (note 4)	(21,713)	−	(21,713)	−	−	−
Foreign currency translation adjustment	(727)	(149)	(876)	(1,124)	(28)	(1,152)

Balance – End of year (note 19)	$17,840	$4,638	$22,478	$37,866	$4,787	$42,653

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10  Credit Facilities

The company has lines of credit that provide for advances of up to CA$15,000,000 (US$13,677,000) and up to $2,000,000. These lines of credit bear interest at the Canadian prime rate. As at August 31, 2009, an amount of CA$6,040,356 (US$5,508,000) was drawned from theses lines of credit for letters of guarantee (note 13). These lines of credit are subject to a negative pledge whereby the company has agreed with the bank not to pledge its assets to any other party.

The company also has another line of credit, which provides for advances of up to US$4,000,000. This line of credit bears interest at the Chinese prime rate for advances made in CNY and at LIBOR plus 3.5% for advances made in US dollars. As at August 31, 2009, this line of credit was unused.

Finally, the company has lines of credit of $19,935,000 for the foreign currency risk exposure related to its forward exchange contracts (note 6). As at August 31, 2009, an amount of $3,470,000 was reserved from these lines of credit.

These lines of credit are renewable annually and unsecured.

11  Accounts Payable and Accrued Liabilities

	As at August 31,

	2009	2008

Trade	$9,063	$10,303
Salaries and social benefits	8,863	8,888
Warranty	699	974
Commissions	647	761
Restructuring charges (note 4)	24	292
Forward exchange contracts (note 6)	704	714
Other	1,650	2,781

	$21,650	$24,713

Changes in the warranty provision are as follows:

	Years ended August 31,

	2009	2008

Balance – Beginning of year	$974	$800
Provision	590	655
Addition from business combinations	−	175
Settlements	(865)	(656)

Balance – End of year	$699	$974

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

12  Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through August 2015. As at August 31, 2009, minimum rental expenses of these operating leases in each of the next five years will amount to $3,262,000 in 2010, $1,567,000 in 2011, $741,000 in 2012, $250,000 in 2013 and $189,000 in 2014. Total commitments for these operating leases amount to $6,176,000.

For the years ended August 31, 2007, 2008 and 2009, rental expenses amounted to $1,847,000, $2,427,000 and $2,736,000, respectively.

13  Contingencies

a)    Class action

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the defendants in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval. The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated. The company's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including the company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008.

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009.  The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. Notices of appeal of the opinion granting final approval have been filed. Given that the settlement remains subject to appeal as of the date of issuance of these financial statements, the ultimate outcome of the contingency is uncertain.  However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, management has determined the impact to its financial position and results of operations as at and for the year ended August 31, 2009 to be immaterial.

b)	Letters of guarantee

As at August 31, 2009, in the normal course of its operations, the company had outstanding letters of guarantee in the amount of $5,508,000, which expire at various dates through fiscal 2016. From this amount, the company had $1,108,000 worth of letters of guarantee for its own selling and purchase requirements, which were for the most part reserved from one of the lines of credit (note 10). The remainder in the amount of $4,400,000 was used by the company to secure its line of credit in CNY. This line of credit was unused as at August 31, 2009 (note 10).

c)	Contingent cash consideration

Following the purchase of assets in fiscal 2009, the company has a contingent cash consideration of up to $1,000,000, payable based upon the achievement of a certain booking volume in the next 24 months following the purchase.

14  Share Capital

Authorized – unlimited as to number, without par value
Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the Board of Directors, ranking pari passu with multiple voting shares

Multiple voting and participating, entitling to 10 votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder’s option into subordinate voting shares on a one-for-one basis, ranking pari passu with subordinate voting shares

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the share capital activity since August 31, 2006:

	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at August 31, 2006	37,143,000	$1	31,609,969	$148,920	$148,921

Exercise of stock options (note 15)	–	–	250,528	802	802
Redemption of restricted share units (note 15)	–	–	1,064	–	–
Conversion of multiple voting shares into subordinate voting shares	(500,000)	–	500,000	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	296	296

Balance as at August 31, 2007	36,643,000	1	32,361,561	150,018	150,019

Exercise of stock options (note 15)	–	–	18,500	61	61
Redemption of restricted share units (note 15)	–	–	65,870	–	–
Redemption of deferred share units (note 15)	–	–	20,695	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	514	514
Redemption of share capital	–	–	(1,682,921)	(7,808)	(7,808)

Balance as at August 31, 2008	36,643,000	1	30,783,705	142,785	142,786

Exercise of stock options (note 15)	–	–	27,500	56	56
Redemption of restricted share units (note 15)	–	–	106,190	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	540	540
Redemption of share capital	–	–	(8,181,093)	(38,536)	(38,536)

Balance as at August 31, 2009	36,643,000	$1	22,736,302	$104,845	$104,846

a)
On November 6, 2008, the company announced that its Board of Directors had authorized a renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,738,518 subordinate voting shares, at the prevailing market price. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid commenced on November 10, 2008, and will end on November 9, 2009. All shares repurchased under the bid are cancelled. In fiscal 2009, the company redeemed 488,786 subordinate voting shares for an aggregate net purchase price of $1,416,000.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

b)
On November 10, 2008, the company announced that its Board of Directors had authorized a substantial issuer bid (the “Offer”) to purchase for cancellation subordinate voting shares for an aggregate purchase price not to exceed CA$30,000,000. On December 18, 2008, pursuant to the Offer, the company purchased for cancellation 7,692,307 subordinate voting shares for the aggregate purchase price of CA$30,000,000 (US$24,879,000), plus related fees of $576,000. The company used cash and short-term investments to fund the purchase of shares.

c)
On November 6, 2009, the company announced that its Board of Directors had authorized the second renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,256,431 million subordinate voting shares, at the prevailing market price. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid will start on November 10, 2009, and will end on November 9, 2010, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

15  Stock-Based Compensation Plans

The maximum number of additional subordinate voting shares issuable under the Long-Term Incentive Plan and the Deferred Share Unit Plan cannot exceed 6,306,153 shares. The maximum number of subordinate voting shares that may be granted to any individual on an annual basis cannot exceed 5% of the number of outstanding subordinate voting shares. The company settles stock options and redeems restricted share units and deferred share units through the issuance of common shares from treasury.

Long-Term Incentive Plan

In May 2000, the company established a Stock Option Plan for directors, executive officers and employees and those of the company’s subsidiaries, as determined by the Board of Directors. In January 2005, the company made certain amendments to the existing Stock Option Plan, including the renaming of the plan to Long-Term Incentive Plan, which includes stock options and restricted share units. This plan was approved by the shareholders of the company.

Stock Options

The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan generally expire 10 years from the date of grant and vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The Board of Directors may accelerate the vesting of any or all outstanding stock options upon the occurrence of a change of control.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes stock option activity since August 31, 2006:

	Years ended August 31,

	2009		2008		2007

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		(CA$)		(CA$)		(CA$)
Outstanding – Beginning of year	1,821,481	$21	1,929,388	$21	2,439,375	$20
Exercised	(27,500)	3	(18,500)	3	(250,528)	4
Forfeited	(1,000)	6	(8,750)	6	(37,869)	5
Expired	(126,392)	26	(80,657)	29	(221,590)	37

Outstanding – End of year	1,666,589	$21	1,821,481	$21	1,929,388	$21

Exercisable – End of year	1,660,090	$21	1,762,969	$21	1,746,699	$22

The intrinsic value of stock options exercised during fiscal 2007, 2008 and 2009 was $743,000, $43,000 and $23,000, respectively.

Expected forfeitures are immaterial to the company and are not reflected in the table above.

The following table summarizes information about stock options as at August 31, 2009:

	Stock options outstanding				Stock options exercisable

Exercise price	Number	Weighted average exercise price	Intrinsic value	Weighted average remaining contractual life	Number	Weighted average exercise price	Intrinsic value	Weighted average remaining contractual life
(CA$)		(CA$)	(CA$)			(CA$)	(CA$)
$2.50	232,625	$2.50	$184	3.1 years	232,625	$2.50	$184	3.1 years
$3.96 to $5.60	383,404	5.11	–	4.7 years	376,905	5.11	–	4.7 years
$6.22 to $9.02	142,516	6.54	–	4.4 years	142,516	6.54	–	4.4 years
$14.27 to $20.00	354,928	15.57	–	2.1 years	354,928	15.57	–	2.1 years
$29.70 to $43.00	401,263	36.54	–	1.2 year	401,263	36.54	–	1.2 year
$51.25 to $68.17	119,523	66.26	–	1.0 year	119,523	66.26	–	1.0 year
$83.66	32,330	83.66	–	1.0 year	32,330	83.66	–	1.0 year

	1,666,589	$20.57	$184	2.7 years	1,660,090	$20.63	$184	2.7 years

Restricted Share Units (RSUs)

RSUs are “phantom” shares that rise and fall in value based on the market price of the company’s subordinate voting shares and are redeemable for actual subordinate voting shares or cash at the discretion of the Board of Directors as determined on the date of grant. Vesting dates are also established by the Board of Directors on the date of grant. The vesting dates are subject to a minimum term of three years and a maximum term of 10 years from the award date, being the required period of service from employees. Fair value of RSUs equals the market price of the common shares on the date of grant. This plan was approved by the shareholders of the company.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes RSU activity since August 31, 2006:

	Years ended August 31,

	2009	2008	2007

Outstanding – Beginning of year	847,791	488,015	327,877
Granted	685,972	469,847	219,002
Redeemed	(106,190)	(65,870)	(1,064)
Forfeited	(87,954)	(44,201)	(57,800)

Outstanding – End of year	1,339,619	847,791	488,015

None of the RSUs outstanding, as at August 31, 2007, 2008 and 2009, were redeemable. The weighted average grant-date fair value of RSUs granted during fiscal 2007, 2008 and 2009 amounted to $6.48, $5.46 and $2.69, respectively.

As at August 31, 2009, the intrinsic value of RSUs outstanding was $4,019,000.

Expected forfeitures are immaterial to the company and are not reflected in the table above.

As at August 31, 2009, unrecognized stock-based compensation costs of unvested RSUs amounted to $2,995,000. The weighted average period over which they are expected to be recognized is 3.2 years.

Deferred Share Unit Plan

In January 2005, the company established a Deferred Share Unit (DSU) Plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and will be redeemed in subordinate voting shares when the Board member ceases to be Director of the company. This plan was approved by the shareholders of the company.

The following table summarizes DSU activity since August 31, 2006:

	Years ended August 31,

	2009	2008	2007

Outstanding – Beginning of year	79,185	64,718	43,290
Granted	35,739	35,162	21,428
Redeemed	−	(20,695)	–

Outstanding – End of year	114,924	79,185	64,718

None of the DSUs outstanding as at August 31, 2007, 2008 and 2009 were redeemable. The weighted average grant-date fair value of DSUs granted during fiscal 2007, 2008 and 2009 amounted to $6.29, $5.14 and $3.19.

As at August 31, 2009, the intrinsic value of DSUs outstanding was $345,000.

Stock Appreciation Rights Plan

In August 2001, the company established the Stock Appreciation Rights Plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan generally expire 10 years from the date of grant and vest over a four-year period, being the required period of service from employees, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. This plan was approved by the shareholders of the company.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes stock appreciation rights activity since August 31, 2006:

	Years ended August 31,

	2009		2008		2007

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Outstanding – Beginning of year	30,700	$10	27,700	$11	24,500	$11
Granted	9,674	2	3,000	6	5,200	6
Forfeited	−	−	–	–	(2,000)	2

Outstanding – End of year	40,374	$8	30,700	$10	27,700	$11

Exercisable – End of year	24,475	$11	19,550	$12	13,875	$15

The following table summarizes information about stock appreciation rights as at August 31, 2009:

	Stock appreciation rights outstanding		Stock appreciation rights exercisable

Exercise price	Number	Weighted average remaining contractual life	Number

$2.36	9,674	9.2 years	−
$4.51 to $6.50	25,700	6.2 years	19,475
$22.25	2,500	1.4 year	2,500
$45.94	2,500	1.0 year	2,500

	40,374	6.3 years	24,475

16  Other Disclosures

Net research and development expenses

Net research and development expenses comprise the following:

	Years ended August 31,

	2009	2008	2007

Gross research and development expenses	$35,757	$32,454	$25,201
Research and development tax credits and grants	(6,157)	(5,587)	(5,371)
Recognition of previously unrecognized research and development tax credits (note 17)	(1,902)	–	(3,162)

	$27,698	$26,867	$16,668

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Government grants

Until December 31, 2006, companies operating in the Quebec City area were eligible for a refundable credit granted by the Quebec provincial government. This credit was earned based on the increase of eligible production and marketing salaries incurred in the Quebec City area at a rate of 40%. From the total amount claimed by the company under this program, a sum of CA$1,142,000 (US$1,079,000) was deferred in the balance sheet until the company received the final approval of eligible salaries by the sponsor of the program. In fiscal 2007, the sponsor of the program granted the company its final approval, and the company recorded CA$1,142,000 (US$1,079,000) in the earnings from operations in the statement of earnings of fiscal 2007.

Defined contribution plans

The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•	Deferred profit-sharing plan

The company maintains a plan for certain eligible employees residing in Canada, under which the company may elect to contribute an amount equal to 2% of an employee’s gross salary, provided that the employee has contributed at least 2% of his gross salary to a tax-deferred registered retirement savings plan. Cash contributions to this plan and expenses for the years ended August 31, 2007, 2008 and 2009, amounted to $419,000, $531,000 and $504,000, respectively.

•	401K plan

The company maintains a 401K plan for eligible employees residing in the U.S. Under this plan, the company must contribute an amount equal to 3% of an employee’s current compensation. During the years ended August 31, 2007, 2008 and 2009, the company recorded cash contributions and expenses totaling $166,000, $216,000 and $356,000, respectively.

17  Income Taxes

Fiscal 2007

During fiscal 2007, after reviewing both available positive and negative evidence, and because the company was in a cumulative profit position in the parent company (Canadian federal and provinces level) and in one of its subsidiaries, located in the United States, and also because the company expected to generate sufficient taxable income in future years, management concluded that it was more likely than not that future income tax assets and deferred non-refundable research and development tax credits of the parent company and a portion of the company’s future income tax assets in the United States would be realizable. Consequently, it reversed a portion of its valuation allowance against future income tax assets in the amount of $24,566,000 and recognized previously unrecognized non-refundable research and development tax credits in the amount of $3,162,000 (note 16). Future income tax assets recognized in 2007 were recorded in the income tax provision, while research and development tax credits were recorded against gross research and development expenses in the statement of earnings for that year.

However, in the United States (federal level), based on available positive and negative evidence as at August 31, 2007, as well as the level and the nature of cumulative and expected profits, the company maintained a valuation allowance of $7,568,000 on a portion of its future income tax assets in this tax jurisdiction because it was more likely than not that these assets would not be recovered. These future income tax assets consisted of operating losses carried forward.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In other tax jurisdictions where the company has future income tax assets, the company was still in a cumulative loss position as at August 31, 2007, and available negative evidence outweighed positive evidence. Consequently, for these tax jurisdictions, the company maintained a full valuation allowance against its future income tax assets. As at August 31, 2007, the valuation allowance recorded by the company for these tax jurisdictions amounted to $4,924,000 and mainly related to deferred operating losses.

Fiscal 2008

During fiscal 2008, reductions to the Canadian federal statutory tax rate were substantively enacted. Therefore, Canadian federal future income tax assets decreased by $1,524,000, and generated a future income tax expense in the same amount during the year.

In addition, during fiscal 2008, taking into consideration these new Canadian federal substantively enacted tax rates, the company reviewed its tax strategy for the future use of its Canadian federal operating losses, research and development expenses, certain timing differences and research and development tax credits to minimize income taxes payable on future years’ taxable income. Consequently, it amended its prior year’s income tax returns to generate a net operating loss to be carried back to prior years, which reinstated previously used research and development tax credits. This resulted in an increase of its tax-related assets of $2,715,000 and an income tax recovery of the same amount in the statement of earnings for the year ended August 31, 2008.

Finally, during fiscal 2008, considering the expected positive impact of the acquisitions of Navtel Communications Inc. and Brix Networks Inc. on future years’ taxable income at the United States (federal) level, and because actual taxable income in the United States was greater than initially expected, management concluded that it was more likely than not that all future income tax assets of its existing consolidated U.S. group would be recovered. Consequently, it reversed its valuation allowance against future income tax assets in the amount of $7,617,000. The portion of the valuation allowance that was reversed, and that was attributable to the effects of the Navtel Communications Inc. and Brix Networks Inc. acquisitions, in the amount of $652,000 and $1,641,000, respectively, was included in the purchase price allocation of the related acquired businesses. The remainder of the reversal, in the amount of $5,324,000, has been recorded in income taxes in the statement of earnings for the year ended August 31, 2008.

Fiscal 2009

During fiscal 2009, after reviewing both available positive and negative evidence, and because the company was in a cumulative profit position in one of its subsidiaries, and also because the company expected to generate sufficient taxable income in future years at the subsidiary level, management concluded that it was more likely than not that future income tax assets and deferred non-refundable research and development tax credits of this subsidiary would be realizable. Consequently, it reversed the valuation allowance against future income tax assets in the amount of $372,000 and recognized previously unrecognized non-refundable research and development tax credits in the amount of $1,902,000 (note 16). Future income tax assets recognized in 2009 were recorded in the income tax provision, while research and development tax credits were recorded against gross research and development expenses in the statement of earnings for that year.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,

	2009	2008	2007

Income tax provision at combined Canadian federal and provincial statutory tax rate (31% in 2009 and 2008 and 32% in 2007)	$(5,060)	$5,290	$6,864

Increase (decrease) due to:
Foreign income taxed at different rates	63	147	(12)
Non-taxable income	(211)	(448)	(109)
Non-deductible expenses	5,200	998	692
Change in tax rates	–	1,522	105
Change in tax strategy	–	(2,715)	–
Foreign exchange effect of translation of foreign integrated subsidiaries	95	32	45
Other	638	378	236
Recognition of previously unrecognized future income tax assets	(372)	(5,324)	(24,566)
Utilization of previously unrecognized future income tax assets	(937)	(1,872)	(4,715)
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	845	3,668	635

	$261	$1,676	$(20,825)
The income tax provision consists of the following:
Current
Canada	$62	$(7,474)	$3,568
Other	499	380	173

	561	(7,094)	3,741
Future
Canada	2,307	12,111	3,726
United States	(2,511)	376	428
Other	368	(189)	(74)

	164	12,298	4,080

Valuation allowance
Canada	(1,005)	812	(23,092)
United States	604	(4,545)	(5,628)
Other	(63)	205	74

	(464)	(3,528)	(28,646)
	(300)	8,770	(24,566)

	$261	$1,676	$(20,825)
Details of the company’s income taxes:
Earnings (loss) before income taxes and extraordinary gain
Canada	$(11,344)	$18,347	$19,634
United States	(5,026)	(748)	1,059
Other	46	(535)	757
	$(16,324)	$17,064	$21,450

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Significant components of the company’s future income tax assets and liabilities are as follows:

	As at August 31,

	2009	2008

Future income tax assets
Long-lived assets	$5,195	$3,696
Provisions and accruals	3,946	3,475
Deferred revenue	1,659	1,466
Research and development expenses	12,340	12,424
Losses carried forward	28,165	29,890

	51,305	50,951

Valuation allowance	(15,458)	(15,529)

	35,847	35,422

Future income tax liabilities
Research and development tax credits	(7,118)	(5,607)
Long-lived assets	(4,658)	(5,135)

	(11,776)	(10,742)

Future income tax assets, net	$24,071	$24,680

As at August 31, 2009, the company had available operating and capital losses in several tax jurisdictions, against which a valuation allowance of $13,161,000 was recorded. The valuation allowance includes $8,263,000 for which subsequently recognized benefits will be allocated to reduce goodwill (note 3).

The following table summarizes the year of expiry of these losses by tax jurisdiction:

	Canada		United States
Year of expiry	Federal	Provincial	and other

2013	$–	$–	$604
2014	–	–	451
2015	1,084	1,084	291
2019	–	–	68
2020	–	–	3,471
2021	–	–	10,202
2022	–	–	9,191
2023	–	–	6,356
2024	–	–	6,706
2025	–	–	6,525
2026	980	980	3,302
2027	1,244	1,244	1,376
2028	–	–	2,447
Indefinite	17,361	17,680	17,461

	$20,669	$20,988	$68,451

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2009, in addition to operating and capital losses, the company had available research and development expenses in Canada amounting to $41,919,000 at the federal level and $31,344,000 at the provincial level; in the United States, research and development expenses amounted to $4,680,000. A valuation allowance of $1,872,000 was recorded against these assets for which subsequently recognized benefits will be allocated to reduce goodwill (note 3). In Canada, these expenses can be carried forward indefinitely against future years’ taxable income in their respective tax jurisdiction, and in the United States, these expenses can be carried forward against taxable income of fiscal years 2013 to 2016.

Finally, as at August 31, 2009, the company had non-refundable research and development tax credits at the Canadian federal level in the amount of $26,432,000 that can be carried forward against future years’ income taxes payable over the next 20 years.

18  Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,

	2009	2008	2007

Basic weighted average number of shares outstanding (000’s)	61,845	68,767	68,875
Plus dilutive effect of:
Stock options (000’s)	131	291	448
Restricted share units (000’s)	311	181	179
Deferred share units (000’s)	94	79	53

Diluted weighted average number of shares outstanding (000’s)	62,381	69,318	69,555

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000’s)	1,602	1,404	1,207

For the year ended August 31, 2009, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of stock options, restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted amount per share for this period was calculated using the basic weighted average number of shares outstanding.

19  Segment Information

The company is organized under two reportable segments. The Telecom Division, which represents the company’s main business activity, offers a wide range of innovative solutions to assess optical networks, from the core to access, as well as next-generation IP infrastructures and related triple-play services. The Life Sciences and Industrial Division offers solutions for medical-device and opto-electronics assembly, fluorescence microscopy and other life sciences sectors.

The reporting structure reflects how the company manages its business and how it classifies its operations for planning and measuring performance.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables present information by segment:

	Year ended August 31, 2009

	Telecom Division		Life Sciences and Industrial Division		Total

Sales		$153,082		$19,796	$172,878
Earnings (loss) from operations		$(21,954)		$3,876	$(18,078)
Unallocated items:
Interest income					597
Foreign exchange gain					1,157
Loss before income taxes					(16,324)
Income taxes					261
Net loss for the year					$(16,585)
Recognition of previously unrecognized research and development tax credits (note 17)	$	−		$(1,902)	$(1,902)

Restructuring charges (note 4)		$963		$208	$1,171

Amortization of capital assets		$9,486		$188	$9,674

Stock-based compensation costs		$1,300		$109	$1,409

Impairment of goodwill (note 4)		$21,713	$	−	$21,713

Capital expenditures		$6,782		$163	$6,945

	Year ended August 31, 2008

	Telecom Division	Life Sciences and Industrial Division	Total

Sales	$160,981	$22,809	$183,790
Earnings from operations	$9,524	$2,459	$11,983
Unallocated items:
Interest income			4,639
Foreign exchange gain			442
Earnings before income taxes and extraordinary gain			17,064
Income taxes			1,676
Earnings before extraordinary gain			15,388
Extraordinary gain			3,036

Net earnings for the year			$18,424

Amortization of capital assets	$7,999	$164	$8,163

Stock-based compensation costs	$1,171	$101	$1,272

Capital expenditures	$6,327	$181	$6,508

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Year ended August 31, 2007

	Telecom Division	Life Sciences and Industrial Division		Total

Sales	$129,839		$23,095	$152,934
Earnings from operations	$13,132		$3,650	$16,782
Unallocated items:
Interest income				4,717
Foreign exchange loss				(49)
Earnings before income taxes				21,450
Income taxes				(20,825)
Net earnings for the year				$42,275
Recognition of previously unrecognized research and development tax credits (note 17)	$(3,162)	$	−	$(3,162)

Government grants (note 16)	$(1,079)	$	−	$(1,079)

Amortization of capital assets	$5,557		$290	$5,847

Stock-based compensation costs	$886		$95	$981

Capital expenditures	$5,424		$123	$5,547

Total assets by reportable segment are detailed as follows:

	As at August 31,

	2009	2008

Telecom Division	$135,015	$170,429
Life Sciences and Industrial Division	10,267	9,803
Unallocated assets	95,089	112,834

	$240,371	$293,066

Unallocated assets are comprised of cash, short-term investments, other receivable on forward exchange contracts as well as future income taxes.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,

	2009	2008	2007

United States	$72,379	$79,471	$73,679
Canada	18,681	14,219	9,619
Latin America	8,086	8,858	7,592

Americas	99,146	102,548	90,890

China	13,455	13,960	9,329
Other	13,745	15,148	11,445

Asia-Pacific	27,200	29,108	20,774

Europe, Middle-East and Africa	46,532	52,134	41,270

	$172,878	$183,790	$152,934

Sales were allocated to geographic regions based on the country of residence of the related customers.

Long-lived assets by geographic region are detailed as follows:

	As at August 31,

	2009			2008

	Property, plant and equipment	Intangible assets	Goodwill	Property, plant and equipment	Intangible assets	Goodwill

Canada	$15,013	$7,086	$4,638	$15,916	$7,479	$23,007
United States	1,015	9,687	17,840	918	12,397	19,646
China	2,033	32	−	1,965	16	−
Other	1,039	54	−	1,076	53	−

	$19,100	$16,859	$22,478	$19,875	$19,945	$42,653

20  United States Generally Accepted Accounting Principles

As a registrant with the Securities and Exchange Commission in the United States (SEC), the company is required to reconcile its financial statements for significant differences in measurement and disclosure between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP). Furthermore, additional significant disclosures required under U.S. GAAP and Regulation S-X of the SEC are also provided in the accompanying financial statements and notes. The following summarizes the significant quantitative differences between Canadian and U.S. GAAP, as well as other significant disclosures required under U.S. GAAP and Regulation S-X of the SEC not already provided in the accompanying financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of net earnings (loss) to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported net earnings (loss) and net earnings (loss) per share under Canadian GAAP as compared to U.S. GAAP. Refer to corresponding explanatory notes in the Reconciliation Items section.

			Years ended August 31,

			2009	2008	2007

Net earnings (loss) for the year in accordance with Canadian GAAP			$(16,585)	$18,424	$42,275
Impairment of goodwill	a	)	8,406	−	−
Unrealized losses on available-for-sale securities	b	)	−	−	55
Stock-based compensation costs related to stock appreciation rights	c	)	–	–	(73)

Net earnings (loss) for the year in accordance with U.S. GAAP			$(8,179)	$18,424	$42,257

Out of which:

Earnings (loss) before extraordinary gain			$(8,179)	$15,388	$42,257

Extraordinary gain			$–	$3,036	$–

Basic and diluted earnings (loss) before extraordinary gain per share in accordance with U.S. GAAP			$(0.13)	$0.22	$0.61
Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP			$(0.13)	$0.27	$0.61

Basic weighted average number of shares outstanding (000’s)			61,845	68,767	68,875
Diluted weighted average number of shares outstanding (000’s)			61,845	69,318	69,555

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP. Refer to the corresponding explanatory note in the Reconciliation Items section.

			As at August 31,

			2009	2008

Shareholders’ equity in accordance with Canadian GAAP			$208,045	$259,515
Goodwill	a	)	(3,879)	(12,640)
Stock appreciation rights	c	)	(73)	(73)

Shareholders’ equity in accordance with U.S. GAAP			$204,093	$246,802

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Statements of cash flows

For the years ended August 31, 2007, 2008 and 2009, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

Reconciliation items

a)	Goodwill

Under U.S. GAAP, until the adoption of SFAS 142, “Goodwill and Other Intangible Assets”, when assets being tested for recoverability were acquired in business combinations accounted for by the purchase method, the goodwill that arose in that transaction had to be included as part of the asset grouping in determining recoverability. The intangible assets tested for recoverability prior to the adoption of SFAS 142 were acquired in business combinations that were accounted for using the purchase method and, consequently, the company allocated goodwill to those assets on a pro rata basis, using the relative fair values of the long-lived assets and identifiable intangible assets acquired as determined at the date of acquisition. The carrying value of goodwill identified with the impaired intangible assets was written down before any reduction was made to the intangible assets.

Under Canadian GAAP, no allocation of goodwill was required and each asset was tested for recoverability separately based on its pre-tax undiscounted future cash flows over its expected period of use.

As a result of this difference, goodwill under U.S. GAAP was lower compared to Canadian GAAP. Consequently, the amount of goodwill impairment recorded in fiscal 2009 was lower under U.S. GAAP as compared to the amount recorded under Canadian GAAP.

b)	Short-term investments

Upon the adoption by the company of the CICA Handbook Section 3855 on September 1, 2007, existing GAAP differences between Canadian GAAP and U.S. GAAP with respect to accounting for short-term investments were eliminated. Under Canadian GAAP, prior to the adoption of Section 3855 on September 1, 2007, short-term investments were carried at the lower of cost and market value and any unrealized loss was reflected in the statements of earnings. Under U.S. GAAP, short-term investments are classified as “available-for-sale securities” and carried at their fair value and any changes in their fair value are reflected in comprehensive income consistent with the accounting treatment required by Section 3855.

c)	Stock-based compensation costs related to stock appreciation rights

Under U.S. GAAP, stock-based compensation costs related to stock appreciation rights must be measured using the fair value-based method at the end of each period. The company uses the Black-Scholes options valuation model to measure the fair value of its stock appreciation rights, based on the same assumptions than those used for stock options. Changes in the fair value of these awards must be charged to earnings. Under Canadian GAAP, stock appreciation rights are measured using the intrinsic value method, based on the market price of the common shares at the end of each period, and changes in the intrinsic value of these awards are charged to earnings.

d)	Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses in the statements or earnings. Under U.S. GAAP, tax credits that are refundable against income taxes otherwise payable are recorded in the income taxes. These tax credits amounted to $6,639,000, $3,692,000 and $5,565,000 for fiscal 2007, 2008 and 2009, respectively. This difference has no impact on the net earnings (loss) and the net earnings (loss) per share figures for the reporting years.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

e)	Elimination of deficit by reduction of share capital

As at August 31, 2006, under Canadian GAAP, the company proceeded to eliminate its deficit against its share capital. However, under U.S. GAAP, such elimination is not permitted, which creates a permanent difference of $373,711,000 in the deficit and the share capital between the Canadian GAAP and U.S. GAAP figures. This difference has no impact on the total amount of the shareholders’ equity.

f)	New accounting standards and pronouncements

Adopted in fiscal 2009

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP and is applicable to other accounting pronouncements, in which fair value is considered to be the relevant measurement attribute. SFAS 157 also expands disclosures about fair value measurement. In February 2008, the FASB amended SFAS 157 to exclude leasing transactions and to delay the effective date by one year for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. This statement is effective for fiscal years beginning after November 15, 2007. The company adopted this statement on September 1, 2008, and its adoption had no significant impact on the consolidated financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which allows entities to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007. The company adopted this statement on September 1, 2008, and it did not elect to use the fair value option as of the date of adoption.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”, which is intended to improve financial reporting by identifying a consistent framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for non-governmental entities. The guidance in SFAS 162 replaces that which is prescribed by the American Institute of Certified Public Accountants’ (“AICPA”) Statement on Auditing Standards (“SAS”) No. 69, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles, for Nongovernmental Entities”. SFAS 162 became effective in January 2009, and the adoption of this standard had no significant impact on the consolidated financial statements.

In May 2009, the FASB issued SFAS 165, “Subsequent Events”. This statement introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, i.e., whether that date represents the date when the financial statements were issued or were available to be issued. This statement is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. The adoption of this standard had no significant impact on the consolidated financial statements.

To be adopted after fiscal 2009

In December 2007, the FASB issued SFAS 141(R), “Business Combinations”, and SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. These new standards will significantly change the accounting and reporting for business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS 141(R) and SFAS 160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The company will adopt these statements on September 1, 2009, and is currently evaluating the impact that the adoption of SFAS 141(R) and SFAS 160 will have on its consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP FAS 157-2). FSP FAS 157-2 defers the implementation of SFAS No. 157 for certain non-financial assets and non-financial liabilities. The aspects that have been deferred by FSP FAS 157-2 will be effective for the company beginning in the first quarter of fiscal year 2010.  The company is currently evaluating the impact that FSP FAS 157-2 will have on its consolidated financial statements.

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”, which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flow. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The company will adopt this statement on September 1, 2009, and is currently evaluating the impact its adoption will have on the note disclosures related to derivative instruments and hedging activities.

In April 2008, the FASB issued the FASB staff position (FSP) FAS 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in paragraphs 7–11 of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in paragraphs 13–15 shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The company will adopt this FSP on September 1, 2009, and is currently evaluating the impact its adoption will have on the consolidated financial statements.

In April 2009, the FASB issued FSP FAS 107-1 and Accounting Principles Board (APB) APB 28-1 (“FSP FAS 107-1 and APB 28-1”), “Interim Disclosures about Fair Value of Financial Instruments”. FSP FAS 107-1 and APB 28-1 amends SFAS 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments for annual and interim reporting periods of publicly traded companies and amends APB 28, “Interim Financial Reporting” to require those disclosures in summarized financial information at interim reporting periods. FSP FAS 107-1 and APB 28-1 are effective for reporting periods ending after June 15, 2009. The company will adopt these statements on September 1, 2009 and is currently evaluating the impact their adoption will have on the consolidated financial statements.

In September 2009, the FASB issued Emerging Issues Task Force (“EITF”) 09-3, “Applicability of AICPA Statement of Position 97-2 to Certain Arrangements That Include Software Elements” (“EITF 09-3”). EITF 09-3 amends Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, to exclude tangible products containing software components and non-software components that function together to deliver the product’s essential functionality. EITF 09-3 applies to revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early application permitted with EITF 08-1. The company expects to adopt this standard in the first quarter of fiscal 2011. The company is currently evaluating the impact EITF 09-3 will have on the consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In September 2009, the FASB issued Emerging Issues Task Force (“EITF”) 08-1, “Revenue Arrangements with Multiple Deliverables” (“EITF 08-1”). EITF 08-1 amends EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, to require an entity to use an estimated selling price when vendor-specific objective evidence or acceptable third-party evidence does not exist for any products or services included in a multiple element arrangement. The arrangement consideration should be allocated among the products and services based upon their relative selling prices, thus eliminating the use of the residual method of allocation. EITF 08-01 also requires expanded qualitative and quantitative disclosures regarding significant judgments made and changes in applying the guidance. EITF 08-1 applies to fiscal years beginning after June 15, 2010, with early application permitted. The company expects to adopt the standard in the first quarter of fiscal 2011. The company is currently evaluating the impact EITF 08-1 will have on the financial statements.

In June 2009, the FASB issued SFAS 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 modifies the U.S. GAAP hierarchy created by FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, (“SFAS 162”) by establishing only two levels of GAAP: authoritative and non-authoritative. FASB Accounting Standards Codification will become the single source of authoritative U.S. accounting and reporting standards, along with rules and interpretative releases of the SEC which are considered sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification would become non-authoritative. SFAS 168 will not result in any accounting changes. This Statement applies to interim and annual reporting periods ending after September 15, 2009. The company will adopt this standard in the first quarter of fiscal 2010 and its adoption will have no material impact on the interim and annual consolidated financial statements.

21  Subsequent Events

Subsequent events have been evaluated until October 13, 2009, which is the date the consolidated financial statements of the company were available to be issued, except for notes 13 a) and 14 c), which are dated November 6, 2009.

BOARD OF DIRECTORS

GERMAIN LAMONDE
Chairman of the Board, President and CEO,
EXFO Electro-Optical Engineering Inc.

Germain Lamonde, a company founder, has been President and Chief Executive Officer of EXFO since its inception in 1985. Mr. Lamonde, who is responsible for the overall management and strategic direction of EXFO and its subsidiaries and divisions, has grown the company from the ground up into a global leader in the telecommunications test and measurement industry. As a majority shareholder of EXFO, Mr. Lamonde also acts as Chairman of the Board, ensuring excellence in corporate governance practices and alignment with shareholder interests. Mr. Lamonde has also served on the boards of several organizations such as the Canadian Institute for Photonic Innovations, the PÔLE QCA Economic Development Corporation and the National Optics Institute of Canada, to name a few. Germain Lamonde holds a bachelor’s degree in physics engineering from the University of Montreal’s School of Engineering (École Polytechnique), a master’s degree in optics from Université Laval in Quebec City, and is also a graduate of the Ivey Executive Program offered by the University of Western Ontario in London, Ontario.

GUY MARIER 1, 2, 3
Corporate Director

Formerly President of Bell Québec between 1999 and 2003, Guy Marier completed his successful 33-year career at Bell as Executive Vice-President of the Project Management Office of Bell, before retiring at the end of 2003. Mr. Marier began at Bell Canada in 1970 and quickly became an executive. From 1988 to 1990, he headed up Bell Canada International’s investments and projects in Saudi Arabia and, for the three following years, served as President of Télébec, a subsidiary of Bell Canada. He then returned to the parent company to hold various senior management positions. Mr. Marier was appointed to EXFO’s Board of Directors in January 2004. Guy Marier holds a Bachelor of Arts from the University of Montreal and a Bachelor of Business Administration from Université du Québec à Montréal.

PIERRE-PAUL ALLARD 1, 2
Area Vice-President, Sales,
Cisco Systems, Inc.

Pierre-Paul Allard is presently Area Vice-President of Sales for Cisco Systems, Inc., where he has held several management positions over the years. Currently, he is responsible for sales and field operations of Cisco’s Global Enterprise Client segment, focusing on new market opportunities, accelerated revenue growth and increased customer satisfaction. Prior to joining Cisco, Mr. Allard worked for IBM Canada for 12 years. He was appointed a member of EXFO’s Board of Directors in September 2008 and has been a board member of many other technology companies in Canada and in the U.S. Today, he is also an active philanthropist for the Institut de cardiologie de Québec. In 2002, Mr. Allard co-chaired the Canadian e-Business Initiative, a private-public partnership aiming to measure the role e-business plays in increasing productivity levels, job creation and competitive position. In 1998, he was the laureate of the Arista-Sunlife Award, for Top Young Entrepreneur in Large Enterprise, by the Montreal Chamber of Commerce. In 2003, he received the Queen’s Golden Jubilee Medal, which highlights significant contributions to Canada. In the same year, he was also awarded the prestigious Trudeau Medal from the University of Ottawa, School of Management. Pierre-Paul Allard holds a bachelor’s and master’s degree in Business Administration from the University of Ottawa, School of Management, in Canada.

DR. DAVID A. THOMPSON 1, 2
Retired Vice-President and Director of Technology, Corning Cable Systems

David A. Thompson most recently served as Vice-President and Director of Hardware and Equipment Technology at Corning Cable Systems, where he held this position until retiring from Corning in 2008. Prior to this, he held several technical management roles at Corning Inc. starting in 1976. He has been a member of the Board of Directors of EXFO since July 2000 and also continues to serve on the engineering advisory group at the University of North Carolina in Charlotte. Dr. Thompson joined Corning Inc. in 1976 in glass chemistry research, developing new specialty glasses for television, optical lenses, solar mirrors and optical fibers. He served in several global business management and strategic planning roles for Corning in both R&D and the Telecommunications Division between 1988 and 1999. He was technical director for the creation of optical amplifier and optical components for Corning and in creation of the Samsung-Corning Micro-Optics joint venture. He later was named Vice-President for the Strategic Planning and Innovation Effectiveness on return to the Corning RD&E Division. David A. Thompson holds a Bachelor of Science in chemistry from Ohio State University, a masters and doctorate in inorganic chemistry from the University of Michigan, and he attended the MIT Sloan School for technology leaders. He also holds over 20 patents and has over two dozen technical publications in the areas of inorganic chemistry, glass technology and telecommunications. Dr. Thompson is a member of several professional and honor societies and has chaired numerous technical society groups during his career.

PIERRE MARCOUILLER 1, 2
Chairman of the Board and CEO,
Camoplast Inc.

Pierre Marcouiller is Chairman of the Board and CEO of Camoplast Inc., an industrial manufacturer specializing in rubber tracks, undercarriage systems, and composite and plastic components aimed at the recreational, agricultural, automotive and industrial markets. Prior to joining Camoplast, Mr. Marcouiller was President and General Manager of Venmar Ventilation Inc. (1988-1996), where he was the controlling shareholder from 1991 to 1996. He is also a Director of Canam Group Inc., an industrial company specialized in the design and fabrication of construction products and solutions in the commercial, industrial, institutional, residential, and bridge and highway infrastructure markets. Mr. Marcouiller also holds directorships in other privately held companies. Pierre Marcouiller holds a bachelor’s degree in business administration from Université du Québec à Trois-Rivières and an MBA from Université de Sherbrooke.

ANDRÉ TREMBLAY 1, 2
President and CEO,
Terrestar Solutions Inc.

André Tremblay is President and CEO of Terrestar Solutions Inc., a leading-edge provider of satellite telecommunication services. He is also a founder and managing partner of Trio Capital Inc., a private equity fund management company. He has more than 20 years’ experience in the telecommunications industry, having been actively involved in the conception, financing and management of several companies. As a special advisor to the President of Telesystem Ltd., and as President of Telesystem Enterprises Ltd. from 1992 to 1998, Mr. Tremblay managed a portfolio of telecommunication companies under control. For almost 10 years, he served as President and Chief Executive Officer of Microcell Telecommunications, a wireless network and service provider, which he led from its inception on through the different phases of its evolution. During that time, he has also provided early-stage financing, along with strategic advice and direction, for startup technology firms. In 2005, he was appointed by Canada’s Industry Minister as member of the Telecommunications Policy Review Panel to make recommendations on how to modernize Canada’s telecommunication policies and regulatory framework. André Tremblay holds bachelor’s degrees in management and in accounting from Université Laval, a master’s degree in taxation from Université de Sherbrooke, and is also a graduate of Harvard Business School’s Advanced Management Program.

1) Audit Committee	2) Human Resources Committee	3) Independent Lead Director

MANAGEMENT AND CORPORATE OFFICERS

Germain Lamonde Chairman, President and Chief Executive Officer	Étienne Gagnon Vice-President, Telecom Product Management and Marketing
Jon Bradley Vice-President, Telecom Sales, International	Luc Gagnon Vice-President, Telecom Manufacturing Operations and Customer Service
Stephen Bull Vice-President, Research and Development, Telecom Division	Vivian Hudson Vice-President and General Manager, EXFO Service Assurance
Normand Durocher Vice-President, Human Resources	Pierre Plamondon, CA Vice-President, Finance and Chief Financial Officer
Allan Firhoj Vice-President and General Manager, Life Sciences and Industrial Division	Dana Yearian Vice-President, Telecom Sales, Americas
Benoît Ringuette General Counsel and Corporate Secretary

CORPORATE GOVERNANCE PRACTICES

Corporate governance practices have always been a priority at EXFO. The following policies and charters have been in force for several years now and are being reviewed on a regular basis and updated as the case may be: Ethics and Business Conduct Policy; Code of Ethics for Our Principal Executive Officer and Senior Financial Officers; Board of Directors Corporate Governance Guidelines; Statement on Reporting Ethical Violations (“whistle-blowing”); Audit Committee Charter; Human Resources Committee Charter; Disclosure Guidelines; Securities Trading Policy; and Policy Regarding Hiring Employees and Former Employees of Independent Auditor. Also, in the last financial year, following recent modifications to securities regulations, EXFO has adopted Guidelines Regarding the Filing and Disclosure of Material Contracts. All these policies and charters are readily available from EXFO’s website at www.EXFO.com, with the exception of the Disclosure Guidelines, the Securities Trading Policy and the Guidelines Regarding the Filing and Disclosure of Material Contracts.

In addition to the above-mentioned policies, the Board of Directors and management continue to keep abreast of applicable Canadian and U.S. regulatory requirements.

The Audit Committee was also very active throughout the year, ensuring compliance with the regulations of the U.S. Securities and Exchange Commission and the Canadian Securities authorities with respect to i) disclosure controls and procedures; ii) internal control over financial reporting that apply to Canadian companies with shares registered in the U.S.

As achieving best practices in corporate governance is an ongoing process in an ever-changing context, this past year, the Board of Directors also reviewed procedures to monitor the effectiveness of the Board. The Board of Directors believes that EXFO’s corporate governance practices do comply with current regulatory requirements. As new guidelines come into effect, we will continue to comply with these requirements. Further details about EXFO’s corporate governance practices, policies and guidelines are published in the Management Proxy Circular and on EXFO’s website.

Pursuant to the General By-Laws of the Corporation, the present Board members were elected at our last Annual Meeting of Shareholders, held on January 14, 2009.

RESPONSIBILITIES OF THE BOARD

The Board is responsible for the stewardship of our business and affairs by reviewing, discussing and approving our strategic direction and organizational structure, as well as for the review and approval of management’s strategic plan on an annual basis. The Board also identifies the principal risks of our business and reviews EXFO’s risk management systems on an annual and ongoing basis.

In addition to matters requiring Board approval under applicable laws, the Board grants final approval with respect to each of the following: (i) the strategic direction of EXFO; (ii) material contracts, acquisitions or dispositions of our assets; and (iii) the annual operational plan, as well as capital and operating budgets.

The Board of Directors assumes direct responsibility for corporate governance practices and for monitoring the powers, the mandates and the performance of its committees.

The Board is also responsible for the establishment and functioning of all Board committees, the appointment of members to serve on such committees, their compensation and their good standing. At regularly scheduled meetings of the Board, the Directors receive, consider and discuss committee reports.

During the fiscal year ended August 31, 2009, the Board met a total of ten (10) times. Attendance was satisfactory, as all members attended all meetings except for Mr. Allard, who was absent for one (1) meeting, Dr. Thompson, who was absent for one (1) meeting and Mr. Tremblay, who was absent for two (2) meetings.

Since January 2007, Mr. Guy Marier is the Independent Lead Director. As such, he is responsible for ensuring that the Board properly performs its duties, independent of management. The Independent Lead Director is required to hold as many Board of Directors meetings as necessary without management members present; additional meetings of independent Board members may also be held at any member’s request. During the fiscal year ended August 31, 2009, the independent Board members met a total of three (3) times; attendance was satisfactory, as all members attended all meetings except for Mr. Pierre-Paul Allard, who was absent for one (1) meeting.

As per its Human Resources Committee Charter (which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter), the Corporation also has a formal procedure in place for recruiting new Directors.

COMPOSITION OF THE BOARD

Our articles of incorporation provide for a Board of Directors with a minimum of three (3) and a maximum of twelve (12) Directors. EXFO’s Board presently consists of six (6) Directors, five (5) of whom are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with a Director’s ability to act with a view to the best interests of EXFO, other than interests arising from non-significant shareholding. EXFO’s Directors are elected at the Annual General Meeting of Shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier.

The Chairman of the Board and Chief Executive Officer, Mr. Germain Lamonde, is a majority shareholder of EXFO as he has the ability to exercise a majority of the votes for the election of the Board of Directors. Since the other five (5) Board members do not have interests in EXFO or relationships with either EXFO or Mr. Lamonde, except for non-significant shareholding in the company, EXFO believes that the interests of its investors, other than Mr. Lamonde’s, are fairly represented.

COMMITTEES OF THE BOARD

Board committees play a significant role in the performance of Board duties and obligations; committee chairs submit items for Board agendas and report on committee activities. The members of these committees are appointed annually, and the Board may appoint additional ad hoc committees periodically, as needed.

EXFO has a practice of permitting the Board, any committee thereof, and any individual Director to hire independent, external advisors at its expense. The Audit Committee and the Human Resources Committee are entirely comprised of independent Directors.

The following is a general description of the composition and general duties of each Board committee, as determined in its mandate as at fiscal year ended August 31, 2009.

AUDIT COMMITTEE

The Corporation’s Audit Committee Charter ensures full compliance with all applicable regulations. As such, the Audit Committee reviews interim in-house financial statements and annual audited financial statements and related disclosure documents, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, with management and external auditors and approves them prior to public release. The Audit Committee is also responsible for reviewing EXFO’s internal control systems with regard to finance, accounting, legal compliance and ethical behavior. The Committee meets regularly with external auditors, with and without management, to consider the scope and results of their audits, including analysis of the adequacy of the internal controls and the effect of the procedures relating to the outside auditors’ independence. The Committee also recommends to the shareholders the selection of external auditors for their appointment by the shareholders. The Audit Committee is comprised of the following independent Directors: Mr. Pierre-Paul Allard, who joined in January 2009, Mr. Pierre Marcouiller, Mr. Guy Marier, Mr. André Tremblay and Dr. David A. Thompson. The Chair of the Audit Committee is Mr. Tremblay. During the fiscal year ended August 31, 2009, the Audit Committee met a total of four (4) times; attendance was exemplary, as all members attended all meetings.

HUMAN RESOURCES COMMITTEE

The Corporation’s Human Resources Committee Charter, which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter, ensures full compliance with all applicable regulations. As such, the Human Resources Committee reviews, together with management, the Corporation’s “Compensation Discussion and Analysis” included in the Management Proxy Circular of the Corporation, and then approves it prior to public disclosure.

In accordance with these charters, the Human Resources Committee is responsible for assessing the performance and establishing the annual compensation of all EXFO senior officers, including the Chief Executive Officer.

This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all EXFO employees.

The Committee is responsible for the review and approval of the employees who will receive restricted share units (RSUs) and stock options to purchase EXFO shares in accordance with policies established by the Board and the terms of the Long-Term Incentive Plan. In addition, the Committee reports annually to the Board regarding the organizational structure and succession plan for senior management. The remuneration to be paid by EXFO to the Directors, either in cash or in the form of deferred share units (DSUs) pursuant to the Deferred Share Unit Plan, is recommended to the Board by the Human Resources Committee. The Human Resources Committee is comprised of the following independent Directors: Mr. Pierre-Paul Allard, who joined in January 2009, Mr. Pierre Marcouiller, Mr. Guy Marier, Dr. David A. Thompson and Mr. André Tremblay. The Chair of the Human Resources Committee is Mr. Guy Marier. During the fiscal year ended August 31, 2009, the Human Resources Committee met a total of four (4) times; attendance was satisfactory, as all members attended all meetings, except for Mr. Tremblay, who was absent for one (1) meeting.

Name	Board of Directors	Audit Committee	HR Committee
Germain Lamonde	Chair
Pierre Marcouiller	●	●	●
Guy Marier	Lead Director	●	Chair
David A. Thompson	●	●	●
André Tremblay	●	Chair	●
Pierre-Paul Allard	●	●	●

DISCLOSURE COMMITTEE

The Disclosure Committee is responsible for overseeing EXFO’s disclosure practices, as per the Corporation’s Disclosure Guidelines, which ensure full compliance with all applicable regulations. The Disclosure Committee consists of the Chief Executive Officer, the Chief Financial Officer, the Investor Relations Manager, the Manager of Financial Reporting and Accounting, as well as the General Counsel and Corporate Secretary.

During the year ended August 31, 2009, the Disclosure Committee ensured that the corporate governance policies adopted by the Board of Directors were made publicly available. This was done by posting the following documents on EXFO’s website: Audit Committee Charter; Board of Directors Corporate Governance Guidelines; Code of Ethics for Our Principal Executive Officer and Senior Financial Officers; Ethics and Business Conduct Policy; Human Resources Committee Charter; Statement on Reporting Ethical Violations; and Policy Regarding Hiring Employees and Former Employees of Independent Auditor. The Disclosure Committee also ensured that a contact to the Independent Lead Director and the General Counsel was made available via EXFO’s website.

SHAREHOLDER/INVESTOR COMMUNICATIONS AND FEEDBACK

The Chief Financial Officer assumes responsibility for investor relations. He is responsible for facilitating communications between senior management and EXFO’s shareholders and financial analysts. Information to shareholders is disseminated through annual and quarterly reports, press releases, the Management Proxy Circular, the Annual General Shareholders’ Meeting and investor presentations. EXFO receives and responds to all shareholders’ inquiries in an appropriate and timely manner. In communications to senior management, the Chief Financial Officer also provides feedback from shareholders.

SECURITIES TRADING POLICY

The Securities Trading Policy is one of the necessary measures to prevent trading by persons in possession of material information. The Corporation’s Securities Trading Policy also ensures full compliance with applicable regulations.

OTHER FINANCIAL INFORMATION

The company provides a non-GAAP financial measure (EBITDA*) as supplemental information regarding the company’s operational performance. The company uses EBITDA for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to its competitors. This measure also helps management to plan and forecast future periods and to assist to make operational and strategic decisions. The company believes that providing this information to its investors, in addition to the GAAP measures, allows them to see the company’s results through the eyes of management, and to better understand the company’s historical and future financial performance.

The presentation of this additional information is not prepared in accordance with GAAP. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with GAAP.

RECONCILIATION OF EBITDA TO GAAP NET EARNINGS (LOSS)
(in thousands of US dollars, except as a percentage of sales)

Years ended August 31,	2009	2008	2007	2006	2005
GAAP net earnings (loss) for the year	$(16,585)	$18,424	$42,275	$8,135	$(1,634)
Add (deduct):
Amortization of property, plant and equipment	4,607	4,292	2,983	3,523	4,256
Amortization of intangible assets	5,067	3,871	2,864	4,394	4,836
Impairment of goodwill	21,713	–	–	–	–
Interest income	(597)	(4,639)	(4,717)	(3,253)	(2,524)
Income taxes	261	1,676	20,825	2,585	2,623
Extraordinary gain	–	(3,036)	–	–	–
EBITDA for the year **	$14,466	$20,588	$22,580	$15,384	$7,557
EBITDA in percentage of sales **	8.4%	11.2%	14.8%	12.0%	7.8%

*	EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain.

**
EBITDA includes $1,902, or 1.1% of sales, for the recognition of previously unrecognized R&D tax credits in fiscal 2009, $4,241, or 2.8% of sales, for the recognition of previously unrecognized R&D tax credits and a government grant recovery in 2007, and $1,307, or 1.0% of sales, for a government grant recovery in 2006.

SHAREHOLDER INFORMATION

The subordinate voting shares of EXFO are listed on the Toronto Stock Exchange under the stock symbol “EXF” and on the NASDAQ Global Market under the stock symbol “EXFO”.

ANNUAL AND SPECIAL MEETING

The Annual and Special Meeting of Shareholders of EXFO Electro-Optical Engineering Inc. will be held on January 13, 2010, 10 a.m., at the Marriott Toronto Downtown Eaton Centre Hotel, Carlton Room (Second Floor), 525 Bay Street, Toronto, Ontario.

TRANSFER AGENTS AND REGISTRARS

CANADA CIBC Mellon Trust Company 320 Bay Street Banking Hall Toronto (Ontario) M5H 4A6 CANADA Tel.: 1 416 643-5000 Tel. (toll-free): 1 800 387-0825	UNITED STATES Mellon Investor Services, LLC P.O. Box 358016 Pittsburgh, PA 15252-8016 USA Tel. (toll-free): 1 800 522-6645 Tel. (for hearing-impaired): 1 800 231-5469

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
Place de la Cité, Tour Cominar
2640 Laurier Blvd., Suite 1700
Quebec City (Quebec) G1V 5C2 CANADA
Tel.: 1 418 522-7001

CONTACT INFORMATION

INVESTOR RELATIONS
Vance Oliver
Manager, Investor Relations
Tel.: 1 418 683-0913, ext. 3733
E-mail: vance.oliver@EXFO.com

The Annual Report is available in English and in French, both in print and on EXFO’s website at www.EXFO.com, at www.sedar.com in Canada and at www.sec.gov/edgar.shtml in the United States.

GLOSSARY

3G: The current generation of mobile telecommunication networks is collectively known as 3G (for third generation).

4G/LTE: Long-term evolution (LTE) is the last step toward the development of the fourth-generation (4G) standard designed to increase the capacity and speed of mobile telephone networks. LTE supports scalable carrier bandwidths as well as both frequency-division duplexing and time-division duplexing.

Access Network: Last link in a network between the customer premises and the first point of connection to the network infrastructure—a point of presence (PoP) on the edge of a metropolitan network or a central office (CO). Access networks have, up to now, consisted primarily of passive, twisted-pair copper wires, but there is a strong trend toward optical-fiber connections either directly or very close to the customer (fiber-to-the-curb).

Asymmetric Digital Subscriber Line (ADSL): Transmission technology that consists of modems attached to twisted-pair copper wiring that transmit from 1.5 Mbit/s to 8 Mbit/s downstream (to the subscriber) and up to 1.5 Mbit/s upstream, depending on line distance.

Bandwidth: Represents the amount of data that can be transmitted through a communications channel in a fixed amount of time. For digital devices, bandwidth is usually expressed in bits (or bytes) per second. For analog devices, it is expressed in cycles per second or in hertz (Hz).

Business Ethernet Services: Services delivered over high-speed Ethernet connectivity to enterprises.

Circuit-Switched Network: A type of network in which a continuous link is established between a source and a receiver. Circuit-switching is used for voice and video to ensure that individual parts of a signal are received in the correct order by the destination site.

Digital Subscriber Line (DSL): The generic term that refers to the entire family of DSL technologies. DSL refers to digital modems placed at either end of a local loop. DSL bypasses the circuit-switched lines that make up that network and yields much faster data transmission rates than analog modem technologies.

Ethernet: Protocol for data networking. Ethernet networks typically operate at 10, 100 or 1000 Mbit/s.

Fiber-to-the-Curb (FTTC): Network in which fiber is installed typically within 1000 feet of the premises, leaving the curb-to-building section made out of twisted-pair copper cable.

Fiber-to-the-Home (FTTH): Network in which the deployment of fiber runs all the way from the central-office telephone switch to the subscriber’s premises or home.

Fiber-to-the-Node (FTTN): Network in which fiber is used for part, of the link from the fiber distribution hub to the end-user. An optical-to-electrical conversion takes place at an active device called a node, which typically serves a neighborhood or geographically similar area. Most current cable TV and telephony networks have FTTN architectures.

Fiber-to-the-x (FTTx): The x is a variable indicating the point at which the fiber in a network stops and copper cabling takes over. The further the fiber goes, the wider the bandwidth, the quicker the speed, and the more applications and services can be offered.

Internet Cloud: It typically involves the provision of dynamically scalable and often virtualized resources as a service over the Internet.

Internet Protocol (IP): Method by which data is sent from one computer to another on the Internet. Each computer on the Internet has at least one IP address that uniquely identifies it from all other computers on the Internet. Because of these standardized IP addresses, the gateway receiving the data can keep track of, recognize and route messages appropriately.

Internet Protocol Television (IPTV): Delivers scheduled TV programs and video-on-demand (VOD) via the IP protocol and digital streaming techniques used to watch video on the Internet. To receive and decode the images in real time, the user requires either an IPTV set-top box or a computer and software-based media player.

IP Multimedia Subsystem (IMS): An architectural framework for delivering multimedia services to both wireless and fixed line subscribers utilizing the Internet protocol (IP). The IMS architecture is access-independent and utilizes a horizontal control layer that isolates the access network from the service layer.

Mobile Backhaul Network: A mobile backhaul network refers to the wireless communications system used to get data from the base station to the controller of the base station in a major wireless network.

Packet: Bits grouped serially in a defined format, containing a command or data message sent over a network.

Polarization Mode Dispersion (PMD): Dispersion of light causing a delay between the two principle states of polarization propagating along a fiber or through a device due to the birefringence properties of the material.

Protocol: A formal set of rules governing the format, timing, sequencing and error control of data exchange across a network. Many protocols may be required and used on a single network.

Quadruple-Play Services: Combine triple-play services (broadband Internet access, television and telephone) with wireless service provisions.

Synchronous Digital Hierarchy (SDH): A standardized multiplexing protocol that transfer multiple digital bit streams over optical fiber; used around the world (except in North America).

Synchronous Optical Network (SONET): A standardized multiplexing protocol that transfer multiple digital bit streams over optical fiber; used in the U.S. and Canada.

Triple-Play Services: Also known as bundled services. The ability of a telecommunications carrier to supply voice, data and video applications at once. A typical example of a triple-play proposal would include one or multiple phone lines, a high-speed Internet connection and television/video services.

Very-High-Data-Rate Digital Subscriber Line (VDSL): A developing technology that promises much higher data rates over relatively short distances (up to 52 Mbit/s over lines up to 1000 ft or 300 m in length).

Voice-over-Internet-Protocol (VoIP): Refers to communications services — voice, facsimile and/or voice-messaging applications—that are transported via the Internet, rather than the public switched telephone network. In an Internet-based telephone call, the voice signals are converted to digital format and compressed/translated into IP packets for transmission over the Internet.

WORLDWIDE OFFICES

EXFO CORPORATE HEADQUARTERS
AND OPTICAL BUSINESS
400 Godin Avenue
Quebec City (Quebec) G1M 2K2 CANADA
Tel.: 1 418 683-0211
Toll-free: 1 800 663-3936 (USA and Canada)
Fax: 1 418 683-2170

ACCESS BUSINESS
160 Drumlin Circle
Concord (Ontario) L4K 3E5 CANADA
Tel.: 1 905 738-3741
Fax: 1 905 738-3712

PROTOCOL BUSINESS
Navtel Product Group
160 Drumlin Circle
Concord (Ontario) L4K 3E5 CANADA
Tel.: 1 905 738-3741
Fax: 1 905 738-3712

Transport and Datacom
2650 Marie-Curie Avenue West
St-Laurent (Quebec) H4S 2C3 CANADA
Tel.: 1 514 856-2222
Toll-free: 1 888 972-7666 (USA and Canada)
Fax: 1 514 856-2232

EXFO Service Assurance
285 Mill Road
Chelmsford, MA 01824 USA
Tel.: 1 978 367-5600
Toll-free: 1 888 274 9638 (USA and Canada)
Fax: 1 978 367-5700

EXFO SWEDEN
Arvid Hedvalls Backe 4
SE-411 33 Gothenburg SWEDEN
Tel.: +46 31 164949

LIFE SCIENCES AND INDUSTRIAL DIVISION
2260 Argentia Road
Mississauga (Ontario) L5N 6H7 CANADA
Tel.: 1 905 821-2600
Fax: 1 905 821-2055

EXFO AMERICA
3701 Plano Parkway, Suite 160
Plano, TX 75075 USA
Tel.: 1 972 907-1505
Toll-free: 1 800 663-3936 (USA and Canada)
Fax: 1 972 836-0164

EXFO EUROPE
Omega Enterprise Park, Electron Way
Chandlers Ford, Eastleigh,
Hampshire S053 4SE UK
Tel.: +44 2380 246810
Fax: +44 2380 246801

EXFO INDIA
701 Cerebrum IT Park, Wadgaon Sheri
Pune 411006 INDIA
Tel.: +91 20 4018 6613

EXFO ASIA-PACIFIC
151 Chin Swee Road, #03-29
Manhattan House 169876 SINGAPORE
Tel.: +65 6333 8241
Fax: +65 6333 8242

EXFO CHINA
EXFO Telecom Equipment (Shenzhen) Ltd.
3rd Floor, Building 10
Yu Sheng Industrial Park (Gu Shu Crossing), No. 467
National Highway 107, Xixiang, Bao An District
Shenzhen 518126 CHINA
Tel.: +86 (755) 2955 3100
Fax: +86 (755) 2955 3101

Sales Office - Shenzhen
No. 88 Fuhua First Road
Central Tower, Room 801
Futian District
Shenzhen 518048, P. R. CHINA
Tel.: +86 (755) 8203 2300
Fax: +86 (755) 8203 2306

Sales Office - Beijing
Beijing New Century Hotel Office Tower
Room 1754-1755
No. 6 Southern Capital Gym Road
Beijing 100044 P. R. CHINA
Tel.: +86 (10) 6849 2738
Fax: +86 (10) 6849 2662

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including the effect of the worldwide recession and the timing of the expected recovery on the telecom market for our customers and suppliers; fluctuating exchange rates and our ability to execute in these uncertain conditions; consolidation in the global telecommunications test, measurement and service assurance industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market condition. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

TRADEMARKS AND LOGOS

EXFO and the EXFO logo are registered trademarks of EXFO Electro-Optical Engineering Inc. in Canada, the United States and/or other countries. Other EXFO product names or logos referenced in this document are either trademarks or registered trademarks of EXFO Electro-Optical Engineering Inc. or of its affiliated companies. All other product names and trademarks mentioned herein are trademarks of their respective owners. However, neither the presence nor absence of the identification symbols ® or ™ affects the legal status of any trademark.

All dollar amounts in this Annual Report are expressed in US dollars, except as otherwise noted.

WWW.EXFO.COM	EXFO
Assessing Next-Gen Networks

© 2009 EXFO Electro-0ptical Engineering Inc. All rights reserved. Printed in Canada.

Quebec City, Canada, November 2, 2009

RE: Annual and Special Meeting of Shareholders

Dear Shareholder,

Fiscal 2009 unfolded like two years in one at EXFO. At the midpoint of fiscal 2009, we had increased sales 10.1% year-over-year (or flat organically, excluding acquisitions and forward exchange contracts), while most of our peers endured double-digit declines. We had also generated strong earnings thanks, in part, to a favorable Canadian/US exchange rate.

The depressed economic environment, however, caught up with us in the second half of the fiscal year, especially in May and June, as several opportunities that we had been tracking were delayed or reduced in size. We also witnessed a significant decrease in the US dollar against multiple currencies, including the Canadian dollar, in the third quarter, which prompted us to implement a restructuring plan that will provide $6 million in annualized pre-tax savings to help us return to better profitability levels.

We closed fiscal 2009 with a 5.9% year-over-year decrease in sales to $172.9 million, or -13.5% on an organic basis. Given the lower sales volume caused by the economic recession, EBITDA* dropped to $14.5 million, or 8.4% of sales.

Obviously, these results are disappointing to me, but I believe that we continued to increase our market share as the telecom test and service assurance pie contracted more than our sales in the past year. We also made inroads in new market segments, intensified sales and marketing initiatives in targeted regions, and launched a series of ground-breaking solutions. I’m confident these actions will lead to a significant increase in sales and earnings in upcoming years.

Following is a summary of our key achievements in fiscal 2009:

•	Increased protocol sales 63.1% year-over-year to $54.9 million;
•	Raised gross margin for a seventh consecutive year to reach 61.3%;
•	Generated a record $22.6 million in cash flows from operations;
•	Maintained a healthy balance sheet with a cash position of $69.7 million and no debt;
•	Returned $26.3 million to shareholders via our share buyback program;
•	Positioned EXFO for our key market opportunities by launching 26 new products, including several game-changers; and
•	Over the last five years, increased sales by a CAGR of 18.3% and improved gross margin on average 1.3% per year—from 54.7% to 61.3%.

With the worst of the economic recession seemingly behind us, I’m optimistic that EXFO is poised to return to profitable growth. Given that operators are shifting their fixed and mobile networks to a fully converged, IP architecture in order to meet growing bandwidth demand in a flexible and cost-effective manner, EXFO is well positioned to meet the challenge with its market-leading optical product portfolio and higher-margin, next-generation IP test and service assurance offerings.

Against this backdrop, we have maintained our best practice of establishing corporate metrics by which management’s performance can be measured by shareholders. Due to the economic recession in 2009, however, we’ve adjusted them for a new three-year period extending from fiscal 2010 to 2012. We’re retaining our minimum target of 20% sales CAGR as we intend to grow sales faster than our end-markets. We’re raising our gross margin metric to a minimum of 64% based on an increased contribution from higher-margin protocol solutions. Finally, we plan to at least double EBITDA* in dollars over the newly defined three-year period.

I will discuss these objectives in greater detail at our upcoming Annual and Special Meeting of Shareholders. Please consider this letter as a formal invitation to attend our Meeting, which will be held on January 13, 2010, 10 a.m., at the Marriott Toronto Downtown Eaton Centre Hotel, Carlton Room (Second Floor), 525 Bay Street, Toronto, Ontario.

Details of the business to be conducted at the Meeting are provided in the attached Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders.

It is important that your shares be represented at the Meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

If you send in your proxy card and then decide to attend the Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Management Proxy Circular.

For investors holding EXFO shares through a broker and wanting a printed copy of our Annual Report, please make the request to your broker. Otherwise, contact our Investor Relations Department at ir@EXFO.com.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in EXFO. We look forward to seeing you at the Meeting.

Sincerely,

/s/ Germain Lamonde
Germain Lamonde
Chairman, President and
Chief Executive Officer
EXFO Electro-Optical Engineering Inc.

*
EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain. Please see EXFO’s website, www.EXFO.com/investors, for a reconciliation of EBITDA to GAAP net earnings (loss).

EXFO ELECTRO-OPTICAL ENGINEERING INC.

_________________________

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of shareholders of EXFO Electro-Optical Engineering Inc. (the "Corporation") will be held at 10:00 a.m. (Eastern Standard Time), on Wednesday, January 13, 2010, at the Marriott Toronto Downtown Eaton Centre Hotel, Carlton Room (Second Floor), 525 Bay Street, Toronto, Ontario, Canada for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the financial year ended August 31, 2009, and the Auditor’s report thereon;

2.	to elect Directors of the Corporation;

3.	to appoint PricewaterhouseCoopers LLP as auditors and to authorize the Audit Committee to fix their remuneration;

4.
to consider and, if deemed advisable, to adopt with or without variation, a special resolution, whose text is reproduced in full in the accompanying Information Circular, authorizing an amendment to the articles of the Corporation to change the name of the Corporation to “EXFO Inc.”;

5.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Enclosed is a copy of the 2009 Annual Report of the Corporation including the consolidated financial statements and the Auditor’s Report thereon, together with the Management Proxy Circular and a form of Proxy.

DATED at Quebec, Province of Quebec, this 2nd day of November, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Benoit Ringuette
Benoit Ringuette
Secretary

Shareholders unable to attend the Meeting are requested to complete the enclosed proxy form and return it in the envelope provided. To be valid, proxies must reach the office of CIBC Mellon Trust Company, no later than the last day prior to the date of the Meeting or any reconvening of the Meeting in case of adjournment. Shareholders may also have the proxy form delivered to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

EXFO ELECTRO-OPTICAL ENGINEERING INC.

MANAGEMENT PROXY CIRCULAR OF THE CORPORATION
FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of EXFO ELECTRO-OPTICAL ENGINEERING INC. hereby appoints (CHECK EITHER (A) or (B)):

o (A)	Mr. Germain Lamonde of St-Augustin-de-Desmaures, Quebec, or failing him, Mr. Pierre Plamondon of Quebec, Quebec;

o (B)		of	;
	(Name)		(Address)

as the representative of the undersigned to attend, act and vote on behalf of the undersigned at the Annual and Special Meeting of the shareholders (the "Meeting") of the Corporation to be held at the Marriott Toronto Downtown Eaton Centre Hotel, Carlton Room (Second Floor), 525 Bay Street, Toronto, Ontario, Canada, on January 13, 2010, at 10:00 o’clock a.m. (Eastern Standard Time) and at any adjournments of such meeting.

The undersigned wishes that all shares represented by this proxy be voted in accordance with the instructions hereinbelow. All shares represented by this proxy will be voted for or be the subject of abstentions, as specified by the shareholder. However, in the absence of instructions, the shares represented by proxy will be voted in favor of each of the proposals set forth herein.
(MARK WITH AN X)

To elect Pierre-Paul Allard, Germain Lamonde, Pierre Marcouiller, Guy Marier, David A. Thompson and André Tremblay, whose cities of residence are indicated in the Management Proxy Circular, as Directors of the Corporation.
	FOR ABSTENTION	o o
To appoint PricewaterhouseCoopers LLP as auditors and to authorize the Audit Committee to fix their remuneration.	FOR ABSTENTION	o o
To adopt a special resolution, authorizing an amendment to the articles of the Corporation to change the name of the Corporation to “EXFO Inc.”;	FOR AGAINST	o o

A DISCRETIONARY POWER IS HEREBY CONFERRED as to any amendment or change made to the matters mentioned in the Notice of Meeting or as to such other matters as may legally come before the Meeting. The Management of the Corporation is not aware of any amendments, changes or other matters that may come before the Meeting.

* A shareholder is entitled to appoint, to attend and act for and on behalf of such shareholder at the Meeting, a person other than the person mentioned in (A) herein above and may do so by checking (B) hereinabove and adding the name of such other person in the space reserved for such purpose.
DATED this day of __________________________________________ SIGNATURE OF SHAREHOLDER [ ] name of shareholder [ ]

This proxy must be signed by the shareholder or his proxyholder authorized in writing or, if the shareholder is a corporation, under its corporate seal, by a duly authorized officer or proxyholder of the corporation. Please remember to date and sign this proxy. If this proxy is not dated, it will be deemed to bear the date of its mailing by Management.

YOU ARE REFERRED TO THE MANAGEMENT PROXY CIRCULAR APPENDED.

Français au verso

NOTICE OF ANNUAL AND
SPECIAL MEETING OF SHAREHOLDERS
And
MANAGEMENT PROXY CIRCULAR

November 2, 2009

EXFO Electro-Optical Engineering Inc.

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is provided in connection with the solicitation by the Management of EXFO Electro-Optical Engineering Inc. (the "Corporation" or "EXFO") of proxies to be used at the Annual and Special Meeting of shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes stated in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of November 2, 2009.

It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names or in the names of nominees, for their costs incurred in sending proxy material to principals and obtaining their proxies. The cost of solicitation will be borne by the Corporation and is expected to be nominal.

APPOINTMENT AND REVOCATION OF PROXIES AND ATTENDANCE OF BENEFICIAL SHAREHOLDERS

The persons named in the enclosed Form of Proxy (the "Form of Proxy") are officers of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such person’s name in the blank space provided in the Form of Proxy and checking item (B).

To be valid, proxies must be received at the Montreal, Canada office of CIBC Mellon Trust Company, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, the transfer agent of the Corporation, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. A beneficial shareholder who completes a Form of Proxy and who wishes to attend and vote at the Meeting personally must appoint himself or herself proxy holder in the foregoing manner.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Corporate Secretary no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING OF PROXIES

The shares represented by proxies appointing the persons, or any one of them, designated by Management thereon to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder. Unless otherwise indicated, the voting rights attaching to the shares represented by a Form of Proxy will be voted “FOR” in respect of all the proposals described herein.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, Management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at November 2, 2009, 22,749,965 Subordinate Voting Shares and 36,643,000 Multiple Voting Shares were outstanding, being the only classes of shares entitled to be voted at the Meeting. Each holder of Subordinate Voting Shares is entitled to one vote and the holder of Multiple Voting Shares is entitled to 10 votes for each share registered in his or her name at the close of business on November 17, 2009, being the date fixed by the Board of Directors for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting and to vote (the “Record Date”).  A list of shareholders entitled to vote as of the Record Date, showing the number of shares held by each shareholder, shall be prepared within 10 days of the Record Date. This list of shareholders will be available for inspection during normal business hours at the Montreal, Canada office of CIBC Mellon Trust Company, the transfer agent of the Corporation, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Subordinate Voting Shares and Multiple Voting Shares, as a single class, present at the Meeting in person or by proxy and voting in respect of all resolutions to be voted on by the shareholders of the Corporation.

To the knowledge of executive officers and directors of the Corporation, as of November 2, 2009, the only persons who are beneficial owners or who exercise control or direction, directly or indirectly, over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation are:

Name of Shareholder	Number of Subordinate Voting Shares	Percentage of Voting Rights Attached to All Subordinate Voting Shares	Number of Multiple Voting Shares (1)	Percentage of Voting Rights Attached to All Multiple Voting Shares	Percentage of Voting Rights Attached to All Subordinate and Multiple Voting Shares
Germain Lamonde	16,139	0.07%	36,643,000 (2)	100%	94.16%

(1)	The holder of Multiple Voting Shares is entitled to 10 votes for each share.
(2)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde’s family.

ELECTRONIC DELIVERY

The Corporation has a voluntary program for e-mail notification to our shareholders that documents which must be delivered pursuant to securities legislation are available on EXFO’s website.  Every year, EXFO delivers documentation to shareholders, such as this Management Proxy Circular and its Annual Report containing the annual consolidated financial statements together with the auditors' report thereon that must be delivered to shareholders of a public company by law. EXFO has made this process more convenient for its shareholders, as shareholders who so wish, may be notified by e-mail when the Corporation’s documentation is posted in the "Investors" section on its website (www.EXFO.com). Accordingly such documentation will not be sent in paper form by mail.  The Corporation believes that electronic delivery will benefit the environment and reduce its costs. Shareholders who do not consent to receive documentation by e-mail will continue to receive such documentation by mail. Shareholders may also notify the Corporation in writing of their intention not to receive the Annual Report containing the annual consolidated financial statements together with the auditors' report thereon, neither by e-mail nor by mail.

Registered shareholders can consent to electronic delivery by completing and returning the consent form accompanying this Circular to CIBC Mellon Trust Company. Unregistered shareholders (i.e. shares are held through a securities broker, bank, trust company or other nominee) can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

BUSINESS TO BE TRANSACTED AT THE MEETING

Presentation of the Financial Statements

The consolidated financial statements of the Corporation for the financial year ended August 31, 2009 and the Auditors’ report thereon contained in EXFO’s Annual Report accompanying this Circular will be submitted to shareholders at the Meeting but no vote with respect thereto is required or proposed to be taken.

Election of the Directors

According to the articles of the Corporation, the Board of Directors shall consist of a minimum of three (3) and a maximum of twelve (12) directors. The number of directors is currently fixed to six (6) pursuant to a resolution of the Board of Directors. At the Meeting, Management proposes the six (6) persons named hereafter on page 4 as nominees for election as directors to hold office until the next annual meeting or until the office is otherwise vacated in accordance with the Corporation’s by-laws.

Management does not anticipate that any of the nominees will be unable, or for any reason whatsoever, be reluctant to fulfill their duties as directors. Should this occur for any reason whatsoever before the election, the persons named in the Form of Proxy reserve the right to vote for another nominee of their choice unless the shareholder specified on the Form of Proxy to abstain from voting for the election of the directors. The election of the directors must be approved by a majority of the votes cast on the matter at the Meeting.

Appointment and Remuneration of Auditors

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors of the Corporation until the close of the next annual meeting.  The Audit Committee is to be authorized to fix the remuneration of the auditors so appointed.  The Board of Directors and Management, upon the advice of the Audit Committee, recommend that PricewaterhouseCoopers LLP be re-appointed as Auditors of the Corporation.  The re-appointment of PricewaterhouseCoopers LLP must be approved by a majority of the votes cast on the matter at the Meeting.

Resolution for the Approval of the Corporation’s Name Change

When the Corporation was founded in 1985, its original products were focused on the needs of installers and operators of fiber-optic networks. Over the past several years the Corporation has extended its business activities to include transport and datacom, copper/xDSL, service assurance as well as life sciences and industrial business. As a result, management of the Corporation believes that the words “Electro-Optical Engineering” should be deleted from the name of the Corporation, and therefore, proposes to change the name of the Corporation from “EXFO Electro-Optical Engineering Inc.” to “EXFO Inc.” The word “EXFO” by itself is a registered trademark in Canada, the United States of America, the European Union and various other countries, and the Corporation is recognized worldwide as being “EXFO”. In the opinion of management of the Corporation: (a) the proposed new name, simplified from the original name, is better adapted to the present broader range of the business activities of the Corporation; (b) the proposed new name would be more suitable for any additional future business orientations the Corporation may wish to encounter, if any; and (c) the deletion of the words “Electro-Optical Engineering” from the name of the Corporation is desirable in light of the fact that the Corporation is no longer only focused on the needs of installers and operators of fiber-optic networks.

Accordingly, the following special resolution (the “Name Change Resolution”) authorizing an amendment to the articles of the Corporation to change the name of the Corporation to “EXFO Inc.” will be considered at the Meeting:

“BE IT RESOLVED, as a special resolution pursuant to s. 173(1) (a) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (the “Act”), that:

(i)	the articles of the Corporation be amended to change the name of the Corporation to “EXFO Inc.”;

(i)
any officer of the Corporation be and hereby is authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered any and all documents and instruments, and to do or cause to be done all such other acts and things, as, in the opinion of the Board of Directors or such designate, may be necessary or desirable in order to fulfill the intent of the foregoing provisions of this resolution including, without limitation, registering such articles of amendment in accordance with the Act to change the name of the Corporation as described above;

(ii)
notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the Board be and is hereby authorized and empowered to revoke this resolution, in whole or in part, at any time prior to such articles of amendment being registered pursuant to the Act without further approval of the shareholders of the Corporation.”

The Board of Directors recommends that the shareholders vote “For” the adoption of the Name Change Resolution. To be effective, the Name Change resolution must be approved by not less than two-thirds of the votes cast on the matter at the Meeting.

NOMINEES FOR ELECTION AS DIRECTORS AND THEIR BENEFICIAL OWNERSHIP OF VOTING SECURITIES

The following table and notes set out the name of each of the individuals proposed to be nominated at the Meeting for election as a director of the Corporation, all other positions and offices with the Corporation now held by each such individual, if any, the principal occupation or employment of each such individual, their respective period of service as a director and the approximate number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction.

Name and Position or Office with the Corporation	Principal Occupation or Employment	Residence	Director Since	Number of Subordinate Voting Shares	Number of Multiple Voting Shares

Germain Lamonde Chairman of the Board, President and Chief Executive Officer	Chairman of the Board, President and Chief Executive Officer, EXFO Electro-Optical Engineering Inc.	St-Augustin-de-Desmaures, Quebec, Canada	September 1985	16,139	36,643,000 (1)

Pierre-Paul Allard (2) Independent Director	Area Vice-President, Sales Cisco Systems Inc. (3)	Pleasanton, California, USA	September 2008	8,000	-

Pierre Marcouiller (4) (5) Independent Director	Chairman of the Board and Chief Executive Officer, Camoplast Inc. (6)	Magog, Quebec, Canada	May 2000	5,000	-

Guy Marier (4) (7) Independent Lead Director	Executive Consultant	Lakefield Gore, Quebec, Canada	January 2004	1,000	-

David A. Thompson, Ph.D.(4) (5) Independent Director	Executive Consultant (8)	Newton, North Carolina, USA	June 2000	2,100	-

André Tremblay (5) (9) Independent Director	President and Chief Executive Officer, Terrestar Solutions Inc. (10)	Outremont, Quebec, Canada	May 2000	6,650 (11)	-

(1)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde’s family.

(2)	Member of the Audit Committee and the Human Resources Committee since January 2009.
(3)	Cisco Systems Inc. is a leading network equipment manufacturer in the global telecommunications industry.
(4)	Member of the Audit Committee.

(5)	Member of the Human Resources Committee.
(6)
Camoplast Inc. designs, develops and manufactures specialized components, sub-systems and assemblies for the world leading original equipment manufacturers (OEMs) of both on- and off-road vehicles in a variety of markets including automotive, agricultural, construction and industrial, defence and powersports.

(7)	Chairman of the Human Resources Committee.
(8)
Mr. David A. Thompson has recently retired from his position as Vice-President and Director of Technology, Corning Cable Systems. Corning Incorporated is a diversified technology company that concentrates its efforts on high-impact growth opportunities. Corning combines its expertise in specialty glass, ceramic materials, polymers, and the manipulation of the properties of light, with strong process and manufacturing capabilities to develop, engineer and commercialize significant innovative products for the telecommunications, flat panel display, environmental, semiconductor, and life science industries.

(9)	Chairman of the Audit Committee.
(10)	Terrestar Solutions Inc. is a leading edge provider of satellite telecommunication services in Canada.
(11)	Mr. Tremblay exercises control over this number of Subordinate Voting Shares through 9104-5559 Quebec inc., a company controlled by Mr. Tremblay.

The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individuals.

With the exception of Mr. André Tremblay, none of the individuals who are proposed to be nominated at the Meeting for election as a director of the Corporation:

(a)
is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such individual was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such individual ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
is, as at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company that, while such individual was acting in that capacity, or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or

(d)
has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such individual.

Mr. Tremblay was a director and the President and Chief Executive Officer of Microcell Telecommunications Inc. (“Microcell”) in 2003, when Microcell successfully completed its recapitalization process according to a Plan of Reorganization and Compromise and Arrangement approved by the Superior Court of the Province of Quebec.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion & Analysis

This Compensation Discussion & Analysis mainly focuses on: (i) significant elements of the Corporation’s executive compensation program; (ii) principles on which the Corporation makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Human Resources Committee for the financial year ended August 31, 2009.

The following is a discussion of the compensation arrangements with the Corporation’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers whose total compensation was, individually, more than $150,000 (the “NEOs”). The Corporation’s NEOs for the financial year ended August 31, 2009 were, Mr. Germain Lamonde (CEO), Mr. Pierre Plamondon (CFO), Mr. Jon Bradley, Vice-President, Telecom Sales, International, Mr. Dana Yearian, Vice-President, Telecom Sales, Americas and Mr. Stephen Bull, Vice-President, Research and Development, Telecom Division.

Members of the Human Resources Committee

During the fiscal year ended August 31, 2009, the Human Resources Committee was composed of Mr. Guy Marier, as Chairman, Mr. Pierre-Paul Allard (starting January 14, 2009), Mr. Pierre Marcouiller, Mr. David A. Thompson and Mr. André Tremblay, none of whom were officers or employees, or former officers or employees of the Corporation or its subsidiaries. All of the members of the Human Resources Committee are considered “independent”, as defined in applicable securities legislation.

Mandate of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and overseeing the assessment of the performance of all the Corporation’s executive officers, including the President and Chief Executive Officer. This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Committee also evaluates and makes recommendations to the Board regarding the compensation of directors, including the number of Deferred Share Units credited to the non-employee directors pursuant to the Deferred Share Unit Plan.  The Committee’s goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholders' interests. Though the Committee is responsible for the review and approval of the employees that will receive Restricted Share Units or options to purchase shares of the Corporation, in accordance with policies established by the Board and the terms of the Long-Term Incentive Plan, these functions may be shared between the Board of Directors and the Human Resources Committee. During the period from September 1, 2008 to August 31, 2009 these functions have exclusively been performed by the Human Resources Committee.

The Human Resources Committee has reviewed and discussed with management the compensation disclosure in this document, and has recommended to the Board of Directors that the disclosure be included in this Circular.

Since September 1, 2008 and prior to November 2, 2009, the Human Resources Committee held 5 meetings and at three of those meetings executive compensation was discussed. On October 15, 2008 and October 13, 2009, the Human Resources Committee met to discuss and approve the compensation plans of executive officers for the financial years beginning on September 1, 2008 and 2009. On June 30, 2009 the Human Resources Committee met to discuss the Executive Compensation Survey prepared by Mercer (Canada) Ltd. ("Mercer") that provided certain recommendations with respect to the target compensation (base salary, short-term compensation and long-term compensation) that should be aimed by the Corporation for its executive officers. The Human Resources Committee meetings were attended by all the members of the Committee, except Mr. Tremblay who was absent at two meetings.

Compensation Plan Control - Compensation Consultant and Internal Review

As a general practice, the Corporation’s relative position in terms of compensation levels is determined annually through studies performed by independent consulting firms using a selected reference market of comparable companies. The benchmarking activities are further detailed below under the heading – “Benchmarking”.

In 2004, the Corporation engaged Mercer to conduct a full market benchmarking and review of the Corporation’s executive compensation plans. The analysis of Mercer was based on three elements: (i) base salary; (ii) variable compensation; and (iii) long-term incentive compensation and indicated that the base salary and variable compensation of the executive officers were competitive with the reference group identified by Mercer but indicated that the long-term incentive compensation element was weak compared to the reference group. In order to overcome such weakness Mercer recommended the introduction of a Long-Term Incentive Plan. Following such recommendations, the Corporation decided to align the overall compensation of the executive officers with the median compensation offered in a comparative market and also introduced an amendment to the Stock Option Plan creating the Long-Term Incentive Plan pursuant to which, the Corporation may grant Restricted Share Units to executive officers. Such Plan was approved by the shareholders of the Corporation on January 12, 2005.

In 2006, Mercer provided data regarding market competitive annual base salary increases, which were applied to the executive compensation structure developed in 2004. In addition, Mercer provided information about the following topics in 2006: (i) job classification structure & salary scales (Define Job positions vs. comparable market including salary scale); and (ii) development of compensation management policies & practices (to manage employee progression through the salary scale).

In 2007, the Corporation engaged two human resources consultants, Mercer and AON Corporation to adivse whether the compensation positioning of the Corporation was still aligned with the comparative market. Both consultants confirmed that the Corporation’s position was still aligned with the comparative market and both also recommended that the Corporation’s compensation scheme should gradually evolve from the fiftieth percentile to the sixtieth percentile. The recommendations of both consultants were followed and the Corporation decided to gradually align the compensation positioning from the fiftieth percentile to the sixtieth percentile (hereinafter in this Circular referred to as the “Target Compensation Positioning”) over the next three years.

In 2008, the Corporation engaged Hewitt Associates LLC to conduct a world-wide market analysis for selected international positions. The survey included annual base salary, bonuses and commission plans.

In 2009, the Corporation appointed Mercer to review the compensation positioning of the Corporation. Mercer confirmed that the majority of the Corporation’s compensation scheme (base salary, short-term compensation and long-term compensation) was still aligned with the comparative market but some adjustments were proposed to be made for certain executive officers. Considering the overall economic situation, the adjustments proposed by Mercer will be postponed.

In addition, internal pay equity studies are a key factor to complete the compensation review process and indicate where necessary adjustments may be required. During the financial year ended August 31, 2009, this practice continued and certain compensation adjustments were made.

Benchmarking

The target compensation levels of the Corporation are determined in relation to the compensation levels of the peer companies of the Corporation and in consideration of the results of the Corporation. The reference companies were determined using the market data for Canada, United States and the United Kingdom from the following sources: 2008 Canadian Mercer benchmark Database, US Mercer benchmark database and 2008 Mercer United Kingdom benchmark database. Although the Corporation was not provided with the list of the companies identified in the peer group, the peer group was determined in accordance with the following elements: (i) companies operating in Canada where the attraction and retention of skilled candidates is crucial in order to fulfill the Corporation's strategy; (ii) companies that are in the high-technology, telecommunications and durable-manufacturing of goods industries and (iii) that have a median annual revenue of 200-300 million US dollars. The report provided by Mercer compared the Corporation’s compensation levels with the compensation levels of the peer group for each of the following core compensation elements: base salary, sum of base salary and annual short-term incentives and the sum of base salary, annual short-term incentives and long-term incentives.

Key Elements and Policies for Compensation of Executive Officers

The Corporation’s executive compensation plans are designed to attract, retain and motivate key executives who directly impact the Corporation’s long-term success and the creation of shareholder value. In determining executive compensation, the Committee considers the following four principles:

•
Performance-based: Executive compensation levels reflect both the results of the Corporation and individual results based on specific quantitative and qualitative objectives established at the start of each financial year in keeping with the Corporation’s long-term strategic objectives.

•
Aligned with shareholder interests: An important portion of incentive compensation for executives is composed of equity awards to ensure that executives are aligned with the principles of sustained long-term shareholder value growth.

•
Market competitive: Compensation of executives is designed to be externally competitive when compared against executives of comparable peer companies, and in consideration of the Corporation’s results.

•	Individually equitable: Compensation levels are also designed to reflect individual factors such as scope of responsibility, experience, and performance against individual measures.

Compensation Elements

The significant elements of the Corporation’s 2009 executive compensation program were (i) Base Salary, (ii) the Short-Term Incentive Plan, and (iii) the stock-based incentive compensation delivered through the Long-Term Incentive Plan. In addition to the foregoing and as the case may be, the Corporation also offered benefit plans and if applicable, contributed to a Deferred Profit-Sharing Plan or a 401K Plan, as the case may be. To determine appropriate compensation levels for each pay component, the Human Resources Committee considered all key elements of the executive compensation program. The Committee did not assign specific weightings to any key element of the Corporation’s 2009 executive compensation program.

Base Salaries

In establishing the base salaries of senior officers, including the President and Chief Executive Officer, the Corporation takes into consideration responsibilities, job descriptions and salaries paid by other similar Canadian organizations for positions similar in magnitude, scope and complexity. The Committee’s objective is to align executive compensation levels with the Target Compensation Positioning offered within a reference group of comparable companies that are similar in size to the Corporation, with a particular focus on those within the High-Technology/Telecommunications and Manufacturing-Durable Goods industries. The Committee reviews the base salary of each executive officer on an annual basis at the beginning of each financial year and recommends that the Board approve appropriate adjustments, if required, within the salary range in order to maintain a competitive position within the market place.

Short-Term Incentive Compensation

The short-term incentive plan (“STIP”) provides executive officers with the opportunity to earn annual bonuses based on the Corporation’s financial performance and the achievement of strategic corporate and product line objectives established on a yearly basis as well as the achievement of personal objectives. The STIP’s objectives are aimed to reward seven elements: three elements are shareholder oriented (sales, gross margins and EBITDA), two are customer oriented (on time delivery and quality), one is based on the growth metrics of the Corporation compared to the growth rate of the competition and one is based on personal objectives.

Target payout levels for NEOs eligible for incentive bonuses in the year ended August 31, 2009 were established to be in line with the objective of the Committee to align compensation with the Target Compensation Positioning offered in the reference group. The minimum, target and maximum payouts to executive officers under the STIP (expressed as a percentage of their base salary) for the financial year ended August 31, 2009 were as follows:

Our President and Chief Executive Officer, Mr. Germain Lamonde, had a short-term incentive target of 55% of his annual base salary. That bonus was based on the achievement of financial, strategic and personal objectives as shown in the following table.

Our Chief Financial Officer, Mr. Pierre Plamondon, had a short-term incentive target of 35% of his annual base salary. That bonus was based on the achievement of financial, strategic and personal objectives as shown in the following table.

Our Vice-President, Research and Development, Telecom Division, Mr. Stephen Bull, had a short-term incentive target of 32,5% of his annual base salary. That bonus was based on the achievement of financial, strategic and personal objectives as shown in the following table.

Measure (1)	Weighting for Mr. Lamonde, Mr. Plamondon and Mr. Bull
Sales (2)	35%
EBITDA (2)	20%
Gross margin (2)	20%
Customer satisfaction (quality and on time delivery) (3)	25%
Growth metrics (4)	10%
Personal objectives (multiplier) (5) (6)	0% - 125%

(1)
Sales, EBITDA, Gross margin and Customer satisfaction measures are established to provide a metric from 0% to 150% (and up to an additional 10% for the Growth measures) and such a metric is multiplied by the personal objectives measure. This result is then multiplied by the short-term incentive target % of the individual annual base salary.

(2)	Upon attainment of 40% of the target objective, the NEO begins to be compensated for this element and can be compensated up to the attainment of 150% of the target objective.
(3)	The compensation for this element is pro-rated up to the attainment of 150% of the target objective.
(4)
If the Corporation’s growth rate is higher by 10% than the growth rate of target competitive companies, then the Corporation’s growth rate exceeding 10% (up to a maximum of 10%) will be added to the metric determined above in note 1.

(5)	The compensation for this element is pro-rated up to the attainment of 125% of the target objective.
(6)
The personal objectives of each NEO are based on the position and role he has with the Corporation. Such personal objectives are based mostly on the attainment of departmental objectives and the others objectives are based on the attainment of personal management objectives all of which attainments are determined by an evaluation of the individual’s supervisor or the Human Resources Committee, as the case may be.

Our Vice-President, Telecom Sales, International, Mr. Jon Bradley, and Vice-President, Telecom Sales, Americas, Mr. Dana Yearian, do not participate in the short-term incentive plan that is available to the company’s other senior executives. Instead, Mr. Bradley and Mr. Yearian participate in the company’s sales incentive plan (“SIP”). Under the SIP, Mr. Bradley and Mr. Yearian have target incentives of 40% of their target compensation. The target compensation being the sum of base salary (60%) and target SIP (40%). The SIP is based 45% on the achievement of revenue targets (billings), 45% on margin targets and 10% on personal objectives. The compensation rate for the attainment of revenue targets (billings) is equal to the total billings potential amount of commission on the total billings quotas defined at the beginning of the financial year. This rate is lower for the attainment of 62.5% or less of the objective and the regular rate for the attainment from greater than 62.5% to 100% of the objective. An accelerator is applied after 100% attainment of the objective. The commission rate for the attainment of the margin targets is equal to the total margins potential on the total margins quotas defined at the beginning of the financial year. This rate is used for all margins up to 100% attainment of the objective and an accelerator is applied after 100% attainment of the objective. The compensation for personal objectives is a maximum amount based on the quarterly achievement of the sales target for their specific territory. It is pro-rated between 70% and 100% achievement and no compensation will be attributed to this element if less than 70% of the objective is attained. Additional bonuses are also available, one being based on revenues of recent acquisitions and the other on reduction of cost per order dollar. Accordingly, a total sales achievement figure target of recent acquisitions and a commission rate are determined at the beginning of the financial year. The commission rate is applied when total sales achievement figure of recent acquisitions exceeds 50% of the target. A reduction of cost per order dollar figure target is determined at the beginning of the financial year. The compensation for the attainment of the reduction of cost per order dollar figure target is a maximum amount based on the achievement of such target and is pro-rated up to 100% achievement.

Long-Term Incentive Compensation

•	Long-Term Incentive Plan

The principal component of the long-term incentive compensation offered by the Corporation is made up of the Long-Term Incentive Plan for directors, officers, employees and consultants of the Corporation and its subsidiaries.

Introduced in May 2000, amended in October 2004 and effective in January 2005, the Long-Term Incentive Plan (“LITP”), is designed to provide directors, officers, employees and consultants with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation’s shareholders and to further attract, motivate and retain all of its employees, including the NEOs. The LTIP is subject to Human Resources Committee review to ensure maintenance of its market competitiveness. The Board has full and complete authority to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all relevant securities legislation.

The Long-Term Incentive Plan provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units (“RSUs”) redeemable for actual Subordinate Voting Shares or the equivalent in cash to directors, officers, employees and consultants. The Board of Directors upon recommendation of the Human Resources Committee designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2009, target awards for eligible officers under the LTIP were established to be in line with the objective of the Committee to align compensation with the Target Compensation Positioning offered in the reference group. Each executive officer is entitled to receive annually from 25% to 30% of his base salary in RSUs except for the Corporation’s CEO that is entitled to receive annually up to 55% of his base salary in RSUs, subject to other grants of RSUs that may be granted from time to time as an additional incentive to all executive officers. As disclosed under the section “Summary Compensation Table” hereof, the NEOs were granted RSUs during the last financial year. The Corporation did not take into account the amount and terms of outstanding options or RSUs neither the restrictions on resale of such units, when determining the grants mentioned above.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all relevant securities legislation.  In any event, the exercise price may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of options prior to January 1, 2009) or the Bank of Canada (for grants of options on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Any option issued is non-transferable. At August 31, 2009, there were a total of 1,666,589 options granted to all LTIP participants and outstanding pursuant to the Long-Term Incentive Plan having a weighted average exercise price of US$13.78 (CA$20.57) per option.

The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of RSUs prior to January 1, 2009) or the Bank of Canada (for grants of RSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. At the end of financial year ended August 31, 2009, there were a total of 1,339,619 RSUs granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average fair value at the time of grant of US$4.21 (CA$4.74) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 6,306,153 Subordinate Voting Shares, which represents 10.6% of the Corporation’s issued and outstanding voting shares as of November 2, 2009.  The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares, which represents 1,137,498 issued and outstanding Subordinate Voting Shares as of November 2, 2009.

Some options granted to directors and employees vest on the first anniversary date of their grant. Some options granted in the financial years ended August 31, 2004 and 2005 vest at a rate of 12.5% six (6) months after the date of grant, 12.5% twelve (12) months after the date of grant and 25% annually thereafter commencing on the second anniversary date of the grant in October 2005. Otherwise all options vest at a rate of 25% annually commencing on the first anniversary date of the grant. All options may be exercised in whole or in part once vested. All of the options that are granted under the Plan must be exercised within a maximum period of ten (10) years following the date of their grant or they will be forfeited.

All RSUs first vesting cannot be earlier than the third anniversary date of their grant. Some RSUs granted in the financial year ended August 31, 2009, vest at a rate of 1/2 annually commencing on the third anniversary date of the grants in October 2008, January 2009, April 2009 and July 2009. Some RSUs granted in the financial year ended August 31, 2009, vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in January 2009. Some RSUs granted in the financial year ended August 31, 2008, vest at a rate of 1/2 annually commencing on the third anniversary date of the grants in October 2007, January 2008, April 2008 and July 2008. Some RSUs granted in the financial year ended August 31, 2007, vest at a rate of 1/2 annually commencing on the third anniversary date of the grants in September 2006, January 2007 and July 2007 and others at a rate of 1/3 annually on the third, fourth and fifth anniversary dates of the grants in September 2006, October 2006 and January 2007. Some RSUs granted in the financial year ended August 31, 2006 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in February 2006 and in June 2006 and others at a rate of 1/3 annually commencing on the third anniversary date of the grant in August 2006. Some RSUs granted in the financial year ended August 31, 2005 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005 and others at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005.

Some RSUs granted during the last five financial years vest on the fifth anniversary date of each grant respectively in October 2008, October 2007, October 2006, December 2005 and in January 2005. However, these RSUs are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives, namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

If any vesting dates fall into any black-out period or any other restrictive period during which the RSU holder is not entitled to trade the Corporation’s Subordinate Voting Shares, the RSUs shall: a) vest on the fifth trading day the RSU holder is entitled to trade after such black-out period or restrictive period or b) if the RSU holder decides,  prior to such vesting date, to pay his/her income tax without using any of the Subordinate Voting Shares’ proceeds, then and only then, the vesting date shall remain the one determined on the granting date for such RSUs.

Any option granted pursuant to the Long-Term Incentive Plan will lapse (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder’s employment is terminated for reasons not related to cause); and (ii) 30 days after a director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries. In the event of retirement or disability, any option held by an employee lapses 30 days after the date of any such disability or retirement.  In the event of death, any option held by the optionee lapses 6 months after the date of death.

Any RSU granted pursuant to the Long-Term Incentive Plan will lapse (i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by the Board of Directors); and (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries.

Any RSU granted pursuant to the Long-Term Incentive Plan will vest immediately, to a certain proportion as determined by the Plan, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries (i) for reasons not related to cause; (ii) because of death or permanent disability and (iii) retirement.

•	Restricted Share Unit Grants in Last Financial Year

The aggregate number of Restricted Share Units (RSUs) granted during the financial year ended August 31, 2009 was 685,972 having a weighted average fair value at the time of grant of US$2.69 (CA$3.38) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At August 31, 2009, there were a total of 1,339,619 RSUs granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average fair value at the time of grant of US$4.21 (CA$4.74) per RSU.

The RSUs may be redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of the Board of Directors of the Corporation on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place and is taxable as an employment income. The table below shows information regarding RSU grants made under the Long-Term Incentive Plan during the financial year ended August 31, 2009.

During the financial year ended August 31, 2009, the following RSUs were granted:

RSUs #	Fair Value at the Time of Grant US$/RSU	Vesting (1)
71,003	2.36	50% on the third and fourth anniversary dates of the grant in October 2008
216,685	2.36
100% on the fifth anniversary date of the grant in October 2008 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained

135,584	2.36
100% on the fifth anniversary date of the grant in October 2008 subject to early vesting up to 100% on the third anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained

243,700	3.22	50% on the third and fourth anniversary dates of the grant in January 2009
5,000	3.22	1/3 on the third, fourth and fifth anniversary dates of the grant in January 2009
11,000	3.52	50% on the third and fourth anniversary dates of the grant in April 2009
3,000	2.99	50% on the third and fourth anniversary dates of the grant in July 2009

(1)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.

During the financial year ended August 31, 2009, the following RSUs were granted to the following NEOs:

Name	RSUs #	Percentage of Net Total of RSUs Granted to Employees in Financial Year (%)	Fair Value at the Time of Grant US$/RSU	Vesting (1)
Germain Lamonde	65,254	9.51%	2.36
100% on the fifth anniversary date of the grant in October 2008 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

Pierre Plamondon	40,983	5.97%	2.36
20,664 of the RSUs granted will vest 100% on the fifth anniversary date of the grant in October 2008 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

20,339 of the RSUs granted will vest 100% on the fifth anniversary date of the grant in October 2008 subject to early vesting of 100% on the third anniversary date of the grant if the objectives are fully attained (3)

Jon Bradley	42,242	6.16%	2.36
16,826 of the RSUs granted will vest 100% on the fifth anniversary date of the grant in October 2008 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

25,416 of the RSUs will vest 100% on the fifth anniversary date of the grant in October 2008 subject to early vesting of 100% on the third anniversary date of the grant if the objectives are fully attained (3)

Dana Yearian	48,496	7.07%	2.36
23,072 of the RSUs granted will vest 100% on the fifth anniversary date of the grant in October 2008 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

25,424 of the RSUs granted will vest 100% on the fifth anniversary date of the grant in October 2008 subject to early vesting of 100% on the third anniversary date of the grant if the objectives are fully attained (3)

Stephen Bull	31,315	4.57%	2.36
17,756 of the RSUs granted will vest 100% on the fifth anniversary date of the grant in October 2008 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

13,559 of the RSUs granted will vest 100% on the fifth anniversary date of the grant in October 2008 subject to early vesting of 100% on the third anniversary date of the grant if the objectives are fully attained (3)

(1)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(2)
Those RSUs granted in the financial year ended August 31, 2009 vest on the fifth anniversary date of the grant in October 2008 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. The early vesting shall be subject to the attainment of performance objectives. Such performance objectives are based on the attainment of a sales growth metric combined with profitability metric. The sales growth metric is determined according to the Compound Annual Growth Rate (CAGR) of the sales of the Corporation (SALES CAGR). The profitability metric is determined according to the Compound Annual Growth Rate (CAGR) of the Corporation’s net earnings before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain (EBITDA) (EBITDA CAGR). Accordingly, the first early vesting performance objectives will be attained, calculated on a pro-rated basis, as of: i) 100% for SALES CAGR of 20% or more and 0% for SALES CAGR of 10% or less for the three fiscal years from the date of grant and cumulated with ii) 100% for EBITDA CAGR of 20% or more and 0% for EBITDA CAGR of 10% or less for the three fiscal years form the date of grant. The second early vesting performance objectives will be attained on the same premises as described above but for the four fiscal years from the date of grant.

(3)
Those RSUs granted in the financial year ended August 31, 2009 vest on the fifth anniversary date of the grant in October 2008 but are subject to early vesting on the third anniversary date of the grant on the attainment of performance objectives, related to a target cumulative sales of Service Assurance (formerly Brix Networks Inc.) and Navtel’s products and services, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the early vesting is 100% of the units on the third anniversary date of the grant.

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2009:

	Number of RSUs	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant $US/RSU
President and CEO (one individual)	140,459	10.48%	4.19
Board of Directors (five individuals)	–	–	–
Management and Corporate Officers (eleven individuals)	479,887	35.82%	3.74

•	Option Grants in Last Financial Year

There were no options to purchase the Corporation’s Subordinate Voting Shares granted during the financial year ended August 31, 2009. At August 31, 2009, there were a total of 1,666,589 Subordinate Voting Shares covered by options granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average exercise price of US$13.78 (CA$20.57) per option.

The following table summarizes information about stock options granted to the members of the Board of Directors, and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2009:

	Number of Options	% of Issued and Outstanding Options	Weighted Average Exercise Price ($US/Security)
President and CEO (one individual)	179,642	10.78%	9.05
Board of Directors (four individuals)	148,807	8.93%	6.19
Management and Corporate Officers (eight individuals)	212,139	12.73%	14.49

•	Deferred Share Unit Plan

Introduced in October 2004 and effective as of January 2005, the Deferred Share Unit Plan is designed to align more closely the interests of the Corporation’s non-employee directors with those of its shareholders.

Under the Deferred Share Unit Plan, non-employee directors may elect to receive up to 100 % of their retainer fees in the form of Deferred Share Units (“DSUs”), each of which has an estimated value determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share. When a director ceases to be a member of the Board, the DSUs are either converted and paid in Subordinate Voting Shares purchased on the open market or issued by the Corporation. Such Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Long-Term Incentive Plan, which is 10.6% of the total issued and outstanding voting shares.

•	Deferred Share Unit Grants in Last Financial Year

The aggregate number of Deferred Share Units (“DSUs”) credited to non-employee directors during the financial year ended August 31, 2009 was 35,739. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of the Subordinate Voting Shares when a DSU is converted to such Subordinate Voting Share. As at August 31, 2009, there were a total of 114,924 DSUs credited to directors pursuant to the Deferred Share Unit Plan having a weighted average fair value at the time of grant of US$4.62 (CA$5.18).

During the financial year ended August 31, 2009, the following DSUs were granted to the non-employee members of the Board of Directors:

DSUs #	Weighted Average Fair Value at the Time of Grant US$/DSU	Vesting
35,739	3.19	At the time director cease to be a member of the Board of the Corporation

The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 2, 2009:

	Number of DSUs	% of Issued and Outstanding DSUs	Weighted Average Fair Value at the Time of Grant $US/DSU
Board of Directors (five individuals)	114,924	100%	4.62

•	Number of Subordinate Voting Shares reserved for future issuance

During the financial year ended August 31, 2009, 35,739 DSUs and 685,972 RSUs were granted to directors, officers and employees. Such awards were issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Long-Term Incentive Plan of which the maximum number of Subordinate Voting Shares issuable shall not exceed 6,306,153 Subordinate Voting Shares, which represents 10.6% of the Corporation’s issued and outstanding voting shares as of November 2, 2009. As at November 2, 2009, the number of Subordinate Voting Shares reserved for future issuance is 2,128,866 representing 3.6% of the Corporation’s issued and outstanding voting shares as at November 2, 2009.

•	Stock Appreciation Rights Plan

On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan (“SAR Plan”) for the benefit of certain employees residing in countries where the granting of stock-based compensation under the Long-Term Incentive Plan is not feasible in the opinion of the Corporation.  The Board has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the Subordinate Voting Shares on the date of exercise and the exercise price determined on the date of grant.  No Subordinate Voting Shares are issuable under the SAR Plan.

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of vesting, the expiry date and other conditions.  Under the terms of the SAR Plan, the exercise price of the stock appreciation rights may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of SARs prior to January 1, 2009) or the Bank of Canada (for grants of SARs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Stock appreciation rights are non-transferable.

The stock appreciation rights vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. However, since October 2007, some stock appreciation rights vest at a rate of 50% annually commencing on the third anniversary date of the grants in October 2007 and October 2008. Once vested, stock appreciation rights may be exercised between the second and the fifteenth business day following each release of the Corporation’s quarterly financial results.  All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of 10 years following the date of their grant. Any stock appreciation rights granted under the SAR Plan will lapse immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder is dismissed without cause).  In the event of retirement or disability, any stock appreciation right held by an employee lapses 30 days after the date of any such disability or retirement.  In the event of death, any stock appreciation right lapses 6 months after the date of death.

Benefits and Perquisites

All eligible employees of the Corporation, including the NEOs, are eligible to participate in the Corporation’s benefits program, which includes, life insurance, extended health and dental coverage, short and long-term disability coverage, accidental death and dismemberment (AD&D) and emergency travel assistance. Although the majority of costs of the benefits are paid by the Corporation, employees (including the NEOs) are also required to contribute to obtain such benefits.

With the exception of car allowances that are provided to the Corporation’s CEO, Vice-President ,Telecom Sales, Americas and Vice-President, Telecom Sales, International, executive officers, including other NEOs, do not receive any perquisites. The value of the perquisites for each of the NEOs, is less than $50,000 or 10% of total annual salary and bonus for the financial year and, as such is not included in the table provided under the heading “Summary Compensation Table” and in the table provided under the heading “Termination and Change of Control Benefits”.

Deferred Profit-Sharing Plan

The Corporation maintains a deferred profit-sharing plan (“DPSP”) for certain eligible Canadian resident employees, including NEOs but excluding the Corporation’s CEO under which the Corporation may elect to contribute an amount equal to 2% of an employee’s gross salary, provided that the employee has contributed at least 2% of his gross salary to a tax-deferred registered retirement savings plan. Cash contributions to this plan and expenses for the years ended August 31, 2007, 2008 and 2009, amounted to US$419,000, US$531,000 and US$504,000, respectively. The amounts contributed to the DPSP are invested at the employee’s will in the investment vehicles offered by Standard Life, the Corporation’s fund administrator. Withdrawals of funds from the DPSP account are not permitted. In the event of termination of the employment, if the employee has been a member of the DPSP for more than 2 years, the employee is entitled to receive the funds accumulated in his DPSP account.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Employees become eligible to participate in the 401K plan on the date they are hired. Employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401K plan. The 401K plan permits, but does not require the Corporation to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. Accordingly, the Corporation contributes up to 3% of the participant’s current compensation, subject to certain legislated maximum contribution limits. In the years ended August 31, 2007, 2008 and 2009, the Corporation made an aggregate of US$166,000, US$216,000 and US$356,000 respectively, in Safe Harbor Contributions to the 401K plan. Contributions by participants or by the Corporation to the 401K plan and income earned on plan contributions are generally not taxable to the participant until withdrawn and contributions by the Corporation are generally deductible by the Corporation when made. At the direction of each participant, the trustees of the 401K plan invest the assets of the 401K plan in selected investment options. As of August 31, 2009, the Corporation made an aggregate of US$2,098,000 in Safe Harbor Contributions to the 401K plan. A participant may have access to the assets of the plan under the following limited circumstances: (i) termination of employment; (ii) permitted withdrawals; and (iii) limited loans.

Conclusion

By way of application of the Corporation’s executive compensation policy, an important part of executive compensation is linked to corporate performance and long-term value creation. The Human Resources Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation’s objectives, values and business strategies.

Depending on specific circumstances, the Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

Summary Compensation Table

The table below shows compensation information during the most recently completed financial year for the NEOs. This information includes the US dollar value of base salaries, share-based and option-based awards, non-equity incentive plan compensations, pension value and all other compensation, if any, whether paid or deferred.

Name and Principal Position	Financial Year	Salary (1) ($)		Share- Based Awards (2) ($)		Option- based awards (3) ($)	Non-equity incentive plan compensation ($)				Pension value ($)	All other compensation (5)		Total Compensation ($)
							Annual incentive plans (4)			Long-term incentive plans
Germain Lamonde, President and Chief Executive Officer	2009	314,887 371,000	(US) (CA)	153,999 192,499	(US) (CA)	–	135,335 159,452	(US) (CA)	(6)	–	–	–		604,221 722,951	(US) (CA)
Pierre Plamondon, Vice-President, Finance and Chief Financial Officer	2009	186,726 220,000	(US) (CA)	96,720 120,900	(US) (CA)	–	51,033 60,127	(US) (CA)	(7)	–	–	5,033 5,930	(US) (CA)	339,512 406,957	(US) (CA)
Jon Bradley, Vice-President, Telecom Sales, International	2009	133,799 157,642 86,100	(US) (CA) (£)	99,691 124,614 61,649	(US) (CA) (£)	–	65,578 77,264 42,200	(US) (CA) (£)	(8)	–	–	–		299,068 359,520 189,949	(US) (CA) (£)

Name and Principal Position	Financial Year	Salary (1) ($)		Share- Based Awards (2) ($)		Option- based awards (3) ($)	Non-equity incentive plan compensation ($)				Pension value ($)	All other compensation (5)		Total Compensation ($)
							Annual incentive plans (4)			Long-term incentive plans
Dana Yearian Vice-President, Telecom Sales, Americas	2009	190,000 223,858	(US) (CA)	114,451 143,063	(US) (CA)	–	97,508 114,884	(US) (CA)	(9)	–	–	6,536 7,701	(US) (CA)	408,495 489,506	(US) (CA)
Stephen Bull, Vice-President, Research and Development	2009	156,343 184,203	(US) (CA)	73,903 92,379	(US) (CA)	–	35,771 42,145	(US) (CA)	(10)	–	–	4,065 4,789	(US) (CA)	270,082 323,516	(US) (CA)

(1)
Base salary earned in the financial year, regardless when paid. The compensation information for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.1782 = US$1.00 for the financial year ended August 31, 2009. The compensation information for UK resident has been converted from British Pounds to US dollars based upon an average foreign exchange rate of £0.6435 = US$1.00 for the financial year ended August 31, 2009 and the conversion from US dollars to Canadian dollars is made as described above. The currency conversions cause these reported salaries to fluctuate from year-to-year because of the fluctuations in exchange rates.

(2)
Indicates the dollar amount based on the grant date fair value of the RSUs awarded under the Long-Term Incentive Plan for the financial year . The grant date fair value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of RSUs prior to January 1, 2009) or the Bank of Canada (for grants of RSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Grants of RSUs to NEOs are detailed under section “Compensation Discussion & Analysis – Long-Term Incentive Plan”.

(3)
Indicates the dollar amount, if any, based on the grant date fair value of the Subordinate Voting Share options or Share Appreciation Rights awarded under the Long-Term Incentive Plan for the financial year . The grant date fair value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of options or SARs prior to January 1, 2009) or the Bank of Canada (for grants of options or SARs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Grants of Subordinate Voting Share options or Share Appreciation Rights to NEOs are detailed under section “Compensation Discussion & Analysis – Long-Term Incentive Plan”.

(4)	Indicates the total bonus earned during the financial year whether paid during the financial year or payable on a later date.
(5)
Indicates the amount contributed by the Corporation during the financial year to the Deferred Profit-Sharing Plan as detailed under section “Compensation Discussion & Analysis – Deferred Profit-Sharing Plan” or 401K Plan as detailed under section “Compensation Discussion & Analysis – 401K Plan”, as applicable, for the benefit of the NEO. Mr. Lamonde is not eligible to participate in the Deferred Profit-Sharing Plan and Mr. Bradley did not participate.

(6)
US$77,918 (CA$91,803) paid during the financial year ended August 31, 2009 and US$57,417 (CA$67,649) earned in the financial year ended August 31, 2009 but paid in the first quarter of the financial year ending on August 31, 2010.

(7)
US$29,404 (CA$34,643) paid during the financial year ended August 31, 2009 and US$21,629 (CA$25,484) earned in the financial year ended August 31, 2009 but paid in the first quarter of the financial year ending on August 31, 2010.

(8)
US$58,192 (CA$68,562) paid during the financial year ended August 31, 2009 and US$7,386 (CA$8,702) earned in the financial year ended August 31, 2009 but paid in the first quarter of the financial year ending on August 31, 2010.

(9)
US$74,160 (CA$87,375) paid during the financial year ended August 31, 2009 and US$23,348 (CA$27,509) earned in the financial year ended August 31, 2009 but paid in the first quarter of the financial year ending on August 31, 2010.

(10)
US$22,864 (CA$26,938) paid during the financial year ended August 31, 2009 and US$12,907 (CA$15,207) earned in the financial year ended August 31, 2009 but paid in the first quarter of the financial year ending on August 31, 2010.

Incentive Plan Awards

The significant terms of all plan-based awards and non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the fiscal year, or outstanding at the end of the financial year are described herein under the section entitled “Compensation Discussion and Analysis – Long-Term Incentive Plan” and “Compensation Discussion and Analysis – Short-Term Incentive Compensation”.

Outstanding share-based awards and option-based awards

The following sets out for each NEO all option and RSU awards outstanding as at August 31, 2009, if any, including those granted before August 31, 2009.

	Option-based Awards (Options)				Share-based Awards (RSUs)
Name	Number of securities underlying unexercised options (#) (1)	Option exercise price (US$) (2)	Option expiration date	Value of unexercised in- the-money options (US$) (3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (4)
Germain Lamonde	25,402	26.00	June 29, 2010	–	140,459	421,377
	5,080	22.25	Jan. 10, 2011	–
	70,000	9.13	Oct. 10, 2011	–
	50,000	1.58	Sept. 25, 2012	71,000
	17,942	4.51	Feb. 1, 2015	–
	11,218	4.76	Dec. 6, 2015	–
Pierre Plamondon	8,700	26.00	June 29, 2010	–	72,922	218,766
	10,000	45.94	Sept. 13, 2010	–
	5,000	34.07	Oct. 11, 2010	–
	9,240	22.25	Jan. 10, 2011	–
	19,000	9.13	Oct. 10, 2011	–
	20,000	1.58	Sept. 25, 2012	28,400
	5,383	5.13	Oct. 26, 2014	–
	3,653	4.76	Dec. 6, 2015	–
Jon Bradley	5,000	45.94	Sept. 13, 2010	–	50,281	150,843
	5,000	22.25	Jan. 10, 2011	–
	1,000	12.22	Jan. 3, 2012	–
	1,500	3.19	Jan. 7, 2013	–
	10,000	3.50	Dec. 17, 2013	–
	4,000	4.51	Feb. 1, 2015	–
Dana Yearian	–	–	–	–	65,699	197,097
Stephen Bull	900	26.00	June 29, 2010	–	61,765	185,295
	5,000	45.94	Sept. 13, 2010	–
	2,930	22.25	Jan. 10, 2011	–
	15,000	9.13	Oct. 10, 2011	–
	1,795	5.13	Oct. 26, 2014	–
	1,803	4.76	Dec. 6, 2015	–

(1)
The unexercised options have not been and may never be exercised, and actual gains if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these options will be exercised or any gain realized.

(2)	Prices noted are the grant date exercise price for each option under each award.
(3)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2009. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2009, which was US$3.00 (CA$3.29). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2009 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. This value has been converted from Canadian to US dollars based upon the foreign exchange rate on August 31, 2009 of 1.0967.

(4)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2009, which was US$3.00 (CA$3.29). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2009 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Incentive plan awards – value vested or earned during the year

The following table summarizes, for each of the NEOs, the value of option-based awards, if any vested during the financial year ended August 31, 2009, the value of share-based awards vested during the financial year ended August 31, 2009, if any, and the value of non-equity incentive plan compensation earned during the financial year ended August 31, 2009, if any.

Name	Option-based awards – value vested during the year (US$) (1)	Share-based awards – value vested during the year (US$) (2)	Non-equity incentive plan compensation – Value earned during the year (US$) (3)
Germain Lamonde	–	32,235	135,335
Pierre Plamondon	–	43,189	51,033
Jon Bradley	–	7,114	65,578
Dana Yearian	–	5,068	97,508
Stephen Bull	–	37,875	35,771

(1)
Indicates the aggregate dollar value that would have been realized on the vesting date if the options under the option-based awards had been exercised on the vesting date. The value of option-based awards vested during the year at the vesting date is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share on the date of the vesting. The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the date of the vesting using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required.

(2)
The aggregate dollar value realized is equivalent to the market value of the securities underlying the RSUs at vesting. This value, as the case may be, has been converted from Canadian dollars to US dollars based upon the noon buying rate of the Bank of Canada on the day of vesting.

(3)	Includes total non-equity incentive plan compensation earned by each NEO in respect to the financial year ended on August 31, 2009 (as indicated under the “Summary Compensation Table”).

Pension plan Benefits

The Corporation does not have a defined benefit or a defined contribution pension plan. The significant terms of the Deferred Profit-Sharing Plan and the 401K Plan of the Corporation are described herein under the sections entitled “Compensation Discussion and Analysis – Deferred Profit-Sharing Plan” and “Compensation Discussion and Analysis – 401K Plan” and the amounts paid by the Corporation under such plans are detailed in the column entitled “All other compensation” in the “Summary Compensation Table”.

Termination and Change of Control Benefits

The Corporation has an employment agreement with Mr. Germain Lamonde. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of the termination of Mr. Lamonde’s employment without cause, Mr. Lamonde will be entitled to severance payments equal to 24 months of the current rate of remuneration (base salary, STIP compensation and benefits) and the immediate vesting of all stock options and RSUs. In addition, in the event that Mr. Lamonde’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 24 months of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs. If Mr. Lamonde voluntarily resigns he will be entitled to immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Pierre Plamondon, the Corporation’s Vice-President, Finance and Chief Financial Officer. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Plamondon’s employment without cause, Mr. Plamondon will be entitled to severance payments equal to 12 months of the current base salary. In addition, in the event Mr. Plamondon’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 18 months of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Jon Bradley, the Corporation’s Vice-President, Telecom Sales, International. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Bradley’s employment without cause, Mr. Bradley will be entitled to severance payments equal to 2 months of the current base salary per year of service as a Vice-President of the Corporation (a minimum of 4 months of current base salary but in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Bradley’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 2 months of remuneration (base salary, SIP compensation and benefits) per year of service as a Vice-President of the Corporation (a minimum of 6 months of remuneration but in no case exceeding 18 months of remuneration) and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Dana Yearian, the Corporation’s Vice-President, Telecom Sales, Americas. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Yearian’s employment without cause, Mr. Yearian will be entitled to severance payments equal to 2 months of the current base salary per year of service but in no case exceeding 12 months. In addition, in the event Mr. Yearian’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 12 months (for 0-5 years of service) or 18 months of remuneration (base salary, SIP compensation and benefits) (for more than 5 years of services) and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Stephen Bull, the Corporation’s Vice-President, Research and Development, Telecom Division. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Bull’s employment without cause, Mr. Bull will be entitled to severance payments equal to 12 months of the current base salary. In addition, in the event Mr. Bull’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 18 months of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The following table outlines the estimated incremental payments NEOs would be entitled to receive if a termination payment event occurred on August 31, 2009, which includes all payments, payables and benefits that would be given by the Corporation to an NEO upon such termination payment event.

Named Executive Officer	Termination Payment Event
	Without Cause ($) (1)		Change of Control ($) (2) (3)		Voluntary ($)
Germain Lamonde	1,519,847 1,644,130	(US) (4) (CA)	1,519,847 1,644,130	(US) (CA)	492,377 501,610	(US) (5) (CA)
Pierre Plamondon	294,710 323,077	(US) (CA)	633,826 693,040	(US) (CA)	–
Jon Bradley	78,293 89,497	(US) (CA)	235,213 261,839	(US) (CA)	–
Dana Yearian	146,195 168,073	(US) (CA)	391,923 444,869	(US) (CA)	–
Stephen Bull	231,253 266,354	(US) (CA)	494,562 554,795	(US) (CA)	–

(1)
The aggregate amount disclosed includes an evaluation of the amount that the NEO would have been entitled to should a termination of employment without cause have occurred on August 31, 2009 and includes, as the case may be for each NEO, the base salary that would have been received and total value of RSUs and options that would have vested (with the exception of Mr. Lamonde’s evaluation which is described in note 4 below). The amount for base salary compensation is calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Circular. The amount for the total value attached to the vesting of RSUs and options determined pursuant to the Long-Term Incentive Plan as described in the section entitled ‘’Long-Term Incentive Compensation’’ – ‘’Long-Term Incentive Plan’’ for termination without cause.

(2)	Is considered a “Change of Control” a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital.

(3)
The aggregate amount disclosed includes, as the case may be for each NEO, an evaluation of the amount that the NEO would have been entitled to should a termination of employment for Change of Control have occurred on August 31, 2009 and includes, as the case may be, namely, the base salary, STIP or SIP compensation and total value of RSUs and options that would have vested. The amount for base salary and STIP or SIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Circular, the total value attached to the vesting of RSUs and options is calculated according to those amounts provided in the columns named “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled – “Outstanding share-based awards and option-based awards”.

(4)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a termination of employment without cause have occurred on August 31, 2009 and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested. The amount for base salary and STIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Circular; the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled – “Outstanding share-based awards and option-based awards”.

(5)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a voluntary termination of employment have occurred on August 31, 2009 and includes: the total value of RSUs and options that would have vested. The amount for the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled – “Outstanding share-based awards and option-based awards”

Compensation of Directors

Director Compensation Table

In the financial year ended August 31, 2009, each director who was not an employee of the Corporation or any of its subsidiaries received the level of compensation set forth in the table below as annual compensation payable in a combination of cash and Deferred Share Units (“DSUs”) as chosen by the director pursuant to the Deferred Share Unit Plan. The significant terms of the DSU Plan of the Corporation is described herein under the section entitled “Long-Term Incentive Compensation – Deferred Share Unit Plan”.

Annual Retainer for Directors (1)	CA$50,000	(2)	US$42,438	(3)
Annual Retainer for Lead Director	CA$5,000		US$4,244	(3)
Annual Retainer for Committee Chairman	CA$5,000		US$4,244	(3)
Annual Retainer for Committee Members	CA$3,000		US$2,546	(3)
Fees for all Meetings Attended per day in Person	CA$1,000		US$849	(3)
Fees for all Meetings Attended per day by Telephone	CA$500		US$424	(3)

(1)	All the Directors elected to receive 50% of their Annual Retainer in form of DSUs.
(2)	The Annual Retainer for Mr. Pierre-Paul Allard and Dr. David A. Thompson is US$50,000 (CA$58,910).
(3)	The compensation information has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.1782 = US$1.00 for the financial year ended August 31, 2009.

In the financial year ended August 31, 2009, the Directors who are not employees of the Corporation received the following compensation in the form indicated:

Name	Fees earned ($) (1)	Share-based awards ($) (2)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Pierre-Paul Allard (3)	34,138 (US) 40,222 (CA)	25,000 (US) 29,455 (CA)	–	–	–	–	59,138 (US) 69,677 (CA)
Pierre Marcouiller (4)	33,101 (US) 39,000 (CA)	21,219 (US) 25,000 (CA)	–	–	–	–	54,320 (US) 64,000 (CA)
Guy Marier (5)	39,043 US) 46,000 (CA)	21,219 (US) 25,000 (CA)	–	–	–	–	60,262 (US) 71,000 (CA)
David A. Thompson (6)	36,459 (US) 42,955 (CA)	25,000 (US) 29,455 (CA)	–	–	–	–	61,459 (US) 72,410 (CA)
André Tremblay (7)	33,526 (US) 39,500 (CA)	21,219 (US) 25,000 (CA)	–	–	–	–	54,745 (US) 64,500 (CA)

(1)
The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.1782 = US$1.00 for the financial year ended August 31, 2009 except for Mr. Pierre-Paul Allard and Mr. David A. Thompson who are paid in US dollar for the portion of their annual retainer for Directors.

(2)
The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.

(3)
Mr. Pierre-Paul Allard is a Director of the Corporation and member of the Human Resources Committee and the Audit Committee since January 14, 2009. He received the Annual Retainer for Directors, the Annual Retainer for the Human Resources Committee and Audit Committee Members (pro rated as of January 14, 2009) and received the fees for attending 5 days of meetings in person, 4 days of meetings by telephone.

(4)
Mr. Pierre Marcouiller is a Director of the Corporation and a member of the Human Resources Committee and the Audit Committee. He received the Annual Retainer for Directors, the Annual Retainer for the Human Resources Committee and Audit Committee Members and received the fees for attending 6 days of meetings in person, 4 days of meetings by telephone.

(5)
Mr. Guy Marier is a Director of the Corporation and a member of the Audit Committee and the Chairman of the Human Resources Committee and the Lead Director. He received the Annual Retainer for Directors, the Annual Retainer for the Human Resources Committee Chairman, the Annual Retainer for Audit Committee Members, the Annual Retainer for Lead Director and received the fees for attending 6 days of meetings in person, 4 days of meetings by telephone.

(6)
Dr. David A, Thompson is a Director of the Corporation, a member of the Audit Committee and the Human Resources Committee. He received the Annual Retainer for Directors, the Annual Retainer for Human Resource Committee Members, the Annual Retainer for Audit Committee Members and received the fees for attending 5 days of meetings in person, 4 days of meetings by telephone.

(7)
Mr. André Tremblay is a Director of the Corporation, a member of the Human Resources Committee and Chairman of the Audit Committee. He received the Annual Retainer for Directors, the Annual Retainer for Human Resources Committee Members, the Annual Retainer for Audit Committee Chairman and received the fees for attending 4 days of meetings in person, 4 days of meetings by telephone.

Director Incentive Plan Awards

The significant terms of all plan-based awards and non equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at the end of the financial year are described herein under section entitled “Compensation Discussion and Analysis – Long-Term Incentive Plan”.

Outstanding share-based awards and option-based awards

The following sets out for each director of the Corporation all awards outstanding as at August 31, 2009, if any, including awards granted before August 31, 2009.

	Option-based Awards (Options)				Share-based Awards (DSUs)
Name	Number of securities underlying unexercised options (#) (1)	Option exercise price (US$) (2)	Option expiration date	Value of unexercised in-the-money options (US$) (3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (4)
Pierre-Paul Allard	–	–	–	–	7,866	23,598
Pierre Marcouiller	2,000	26.00	June 29, 2010	–	23,778	71,334
	400	22.25	Jan. 10, 2011	–
	17,966	9.13	Oct. 10, 2011	–
	1,037	12.69	Dec. 1, 2011	–
	2,479	5.65	Mar. 1, 2012	–
	12,500	1.58	Sept. 25, 2012	17,750
	12,500	3.51	Oct. 27, 2013	–
Guy Marier	12,500	4.65	Mar. 24, 2014	–	23,778	71,334
David A. Thompson	2,000	26.00	June 29, 2010	–	26,963	80,889
	400	22.25	Jan. 10, 2011	–
	15,334	9.13	Oct. 10, 2011	–
	12,500	1.58	Sept. 25, 2012	17,750
	12,500	3.51	Oct. 27, 2013	–

	Option-based Awards (Options)				Share-based Awards (DSUs)
Name	Number of securities underlying unexercised options (#) (1)	Option exercise price (US$) (2)	Option expiration date	Value of unexercised in-the-money options (US$) (3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (4)
André Tremblay	2,000	26.00	June 29, 2010	–	32,539	97,617
	400	22.25	Jan. 10, 2011	–
	17,291	9.13	Oct. 10, 2011	–
	12,500	1.58	Sept. 25, 2012	17,750
	12,500	3.51	Oct. 27, 2013	–

(1)
The unexercised options have not been and may never be exercised, and actual gains if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these options will be exercised or any gain realized.

(2)	Prices noted are the grant date exercise price for each option under each award.
(3)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2009. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2009 which was US$3.00 (CA$3.29). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2009 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required.

(4)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2009, which was US$3.00 (CA$3.29). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2009 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

In the financial year that ended August 31, 2009, all of the options of directors that became exercisable were not “in-the-money”, none of the DSUs of directors vested and the directors did not receive any non-equity incentive compensation from the Corporation.

Securities authorized for issuance under equity compensation plans

The following sets forth the number of Subordinate Voting Shares of the Corporation issued and outstanding on August 31, 2009 or that may be issued, under the Corporation’s Long Term Incentive plan (“LTIP”) and Deferred Share Unit plan (“DSUP”), both of which were approved by the Corporation’s shareholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, RSUs and DSUs (#) (a)	Weighted-average exercise price of outstanding options, RSUs and DSUs (US$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
LTIP – RSU	1,339,619	n/a (1)	2,301,648
LTIP – Options	1,666,589	13.78
DSUP – DSU	114,924	n/a (1)

(1)	The value of RSUs and DSUs will be equal to the market value of the Subordinate Voting Shares of the Corporation on the date of vesting.

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return of EXFO’s Subordinate Voting Shares with the cumulative shareholder return of the S&P/TSX Composite Index for the last five years ended August 31, 2009. It assumes that the initial value of the investment in EXFO’s Subordinate Voting Shares and in the S&P/TSX Composite Index was $100 on August 31, 2004.

The Corporation’s Stock Performance
(August 31, 2004 to August 31, 2009)

	2004	2005	2006	2007	2008	2009
EXFO Subordinate Voting Share	$100	$97	$101	$123	$78	$57
S&P/TSX Stock Index	$100	$127	$144	$162	$164	$129

Total compensation to NEOs of the Corporation is defined as the aggregate of base salary, short-term compensation, and long-term compensation. Base salary is established at the beginning of each fiscal year, according to recommendations made by the Board of Directors’ Human Resources Committee. Short-term compensation, which varies from one year to the next, is contingent upon the achievement of pre-established objectives measured against corporate and individual targets for a given fiscal year. For more information about short-term compensation, refer to the heading entitled “Short Term Incentive Compensation”. Long-term compensation, which is handed out in the form of Restricted Share Units (“RSUs”), vests over a three- to five-year period, depending on the achievement of pre-established corporate goals. For more information about long-term compensation, refer to the heading entitled “Long Term Incentive Plan”.

Consequently, base salary and short-term compensation do not necessarily track the market value of our share price. Long-term compensation, however, is directly aligned with share-price performance, since the market value of RSUs is equal to the market value of our shares on any vesting day. Accordingly, the market value of our share price significantly reduced the planned value of NEOs’ total compensation, thereby partially aligning their experience with that of shareholders.

DIRECTORS AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$169,250 from September 30, 2009 to September 30, 2010, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$10 million per year, subject to a deductible of US$250,000. A separate excess director and officer liability policy (Chubb Executive Elite) with aggregate limit of US$5 million provides broad form side A coverage, featuring difference-in-conditions (DIC) drop-down coverage that fills in potential coverage gaps that may exist under restrictive or unresponsive underlying insurance. This specific policy provides coverage for personal directors and officers liability if the organization fails or refuses to indemnify, or is financially unable to do so, or is prevented by law from indemnifying and will also respond if the primary D&O policy limit is consumed.

REPORT ON CORPORATE GOVERNANCE PRACTICES

Corporate Governance Developments in Canada

In January 2004, the Canadian Securities Administrators (the “CSA”) adopted Multilateral Instrument 52-110 — Audit Committees, which was amended as of June 30, 2005 (“MI 52-110”). MI 52-110 sets forth certain requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the MI 52-110 requirements is included in our 2009 Annual Information Form in Form 20-F under Exhibit 11.6 (Audit Committee Charter), Items 6.A (Directors and Senior Management) and 16.C (Audit Committee Pre-Approval Policies and Procedures and Principal Accountant Fees and Services) available as described below. For the composition of the Audit committee, refer to the table provided under heading “Nominees for Election as Directors and their Beneficial Ownership of Voting Securities”.

Effective June 30, 2005, the CSA also adopted National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 — Effective Corporate Governance (“NP 58-201” and, together with MI 52-110, the “CSA Corporate Governance Standards”). NP 58-201 provides guidance to Canadian issuers with respect to corporate governance practices, while NI 58-101 requires issuers to make certain disclosures regarding their governance practices. The CSA Corporate Governance Standards, particularly NI 58-101 and NP 58-201, have replaced the former guidelines of the Toronto Stock Exchange that had, prior to the coming into force of the CSA Corporate Governance Standards, served as the primary source of codified recommendations in respect of corporate governance practices in Canada.

EXFO’s Corporate Governance Practices

In accordance with NI 58-101, we are required to disclose information with respect to our system of corporate governance. Over the past few years, we have undertaken a comprehensive review of our corporate governance practices in order to best comply with and, whenever practicable, exceed the CSA Standards.

We adopted in March 2005 and are updating on a regular basis a number of charters and policies, including an Audit Committee Charter; a Board of Directors Corporate Governance Guidelines, a Code of Ethics for our Principal Executive Officer and Senior Financial Officers, a Disclosure Guidelines, an Ethics and Business Conduct Policy, a Human Resources Committee Charter, a Securities Trading Policy and a Statement on Reporting Ethical Violations (Whistle Blower). We also adopted in October 2006 a policy regarding Hiring Employees and Former Employees of Independent Auditor. We are also implementing best practices such as, Best Practice regarding the Granting base of Stock Incentive Compensation and the establishment of Guidelines regarding the filing and disclosure of material contracts. We refer to our Board and Committee Charters as our “Corporate Governance Rules”.

We are of the view that adopting and implementing good corporate governance practices is a cornerstone of our corporate and management practices and policies and that our existing corporate governance practices already meet or surpass the prevailing corporate governance standards. We further believe that the measures we have adopted with respect to corporate governance comply substantially with the CSA Standards.

We encourage our shareholders to consult our Corporate Governance Rules and Ethics and Business Conduct Policy available on our website at www.EXFO.com and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.

Our 2009 Annual Information Form in Form 20-F (also filed with the SEC), which will be available on or before November 27, 2009 and which may be obtained free of charge upon request to the Corporate Secretary or at www.sedar.com, will also contain certain information with respect to our corporate governance practices.

We are dedicated to updating our corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. We and our Board of Directors are of the view that our corporate governance practices, as summarized in the Schedule A attached to this Management Proxy Circular, are in substantial compliance with the CSA Corporate Governance Standards. Copies of our Corporate Governance Rules and all related policies (including those mentioned above) are available on our website at www.EXFO.com as mentioned in Schedule A.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. The Corporation shall provide to any person or company, free of charge upon request to the Corporate Secretary of the Corporation, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 3704 or fax number (418) 683-9839:

(a)
one copy of the Annual Report on Form 20-F of the Corporation filed with the Securities and Exchange Commission (the “SEC”) in the United States pursuant to the Securities Exchange Act of 1934, and with securities commissions or similar authorities;

(b)
one copy of the comparative consolidated financial statements of the Corporation for its most recently completed financial year and the Auditors report thereon, included in the Annual Report of the Corporation and one copy of any interim consolidated financial statements of the Corporation subsequent to the consolidated financial statements for its most recently completed financial year;

(c)	one copy of this Management Proxy Circular.

Additional information relating to the Corporation is also included in the Corporation’s Annual Report for the year ended August 31, 2009. The Annual Report containing the consolidated audited annual financial statements, the report of the auditor and management’s discussion and analysis is being mailed to shareholders with the Notice of Meeting and this Management Proxy Circular.  Additional copies of the Annual Report are available on SEDAR at www.sedar.com and may be obtained free of charge from the Corporation upon request and will be available at the Meeting.

DIRECTORS’ APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

DATED at Quebec, Province of Quebec, Canada, this 2nd day of November, 2009.

/s/ Benoit Ringuette
Benoit Ringuette
Corporate Secretary

EXFO ELECTRO-OPTICAL ENGINEERING INC.
400 Godin Avenue
Quebec, Province of Quebec, Canada, G1M 2K2

SCHEDULE A

CSA Guidelines	EXFO Electro-Optical Engineering’s Corporate Governance Practices
1. Board of Directors
(a) Disclose the identity of directors who are independent.	The following directors are independent: Mr. Pierre-Paul Allard Mr. Pierre Marcouiller Mr. Guy Marier Dr. David A. Thompson Mr. André Tremblay
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.
Mr. Germain Lamonde – non-independent – is President and Chief Executive Officer of the Corporation and the majority shareholder of the Corporation as he has the ability to exercise a majority of the votes for the election of the Board of Directors.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The majority of directors are independent (5 out of 6).
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Pierre Marcouiller is a Director of Canam Group Inc., a publicly listed corporation of Saint-Georges de Beauce, Quebec, Canada. Andre Tremblay is a Director of Transcontinental Inc., a publicly listed corporation of Montreal, Quebec, Canada.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent Directors hold as many meeting, as needed, annually and any Director may request such meeting at any time. Since September 1, 2008 and prior to November 2, 2009, four (4) meetings of independent Directors without management occurred.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chair of the Board is not an independent director. During the financial year ended August 31, 2002, the Board of Directors designated Mr. Michael Unger to act as the independent “Lead Director” and in January 2007, Mr. Guy Marier was designated to act as the independent “Lead Director” in replacement of Mr. Unger.

The Lead Director is an outside and unrelated director appointed by the Board of Directors to ensure that the Board can perform its duties in an effective and efficient manner independent of management. The appointment of a Lead Director is part of EXFO’s ongoing commitment to good corporate governance. The Lead Director will namely:
• provide independent leadership to the Board;
• select topics to be included in the Board of Directors meetings;
• facilitate the functioning of the Board independently of the Corporation’s management;
• maintain and enhance the quality of the Corporation’s corporate governance practices;
• in the absence of the Executive Chair, act as chair of meetings of the Board;
• recommend, where necessary, the holding of special meetings of the Board;
• serve as Board ombudsman, so as to ensure that questions or comments of individual directors are heard and addressed;
• manage and investigate any report received through the Corporation website pursuant to the Corporation’s Statement on reporting Ethical Violations and Ethics and
   Business Conduct Policy;
• work with the Board of Directors to facilitate the process for developing, monitoring and evaluating specific annual objectives for the Board each year.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The table below indicates the directors’ record of attendance at meetings of the Board of Directors and its committees during the financial year ended August 31, 2009:
Director	Board meetings attended	Audit Committee meetings attended	Human Resources Committee meetings attended	Independent Directors meetings attended	Total Board and Committee meetings attendance rate
Lamonde, Germain	10 of 10	n/a	n/a	n/a	100%
Allard, Pierre-Paul	9 of 10	2 of 2	2 of 2	2 of 3	88%
Marcouiller, Pierre	10 of 10	4 of 4	4 of 4	3 of 3	100%
Marier, Guy	10 of 10	4 of 4	4 of 4	3 of 3	100%
Thompson, David	9 of 10	4 of 4	4 of 4	3 of 3	95%
Tremblay, André	8 of 10	4 of 4	3 of 4	3 of 3	86%
Attendance Rate:	93%	100%	94%	93%	95%

2. Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.
(a) Assuring the integrity of the executive officers and creating a culture of integrity throughout the organisation.
The Board is committed to maintaining the highest standards of integrity throughout the organisation. Accordingly, the Board adopted an Ethics and Business Conduct Policy and a Statement on Reporting Ethical Violations (“Whistleblower Policy”) which are available on EXFO website at www.EXFO.com to all employees and initially distributed to every new employees of the Corporation.

(b) Adoption of a strategic planning process
The Board provides guidance for the development of the strategic planning process and approves the process and the plan developed by management annually. In addition, the Board carefully reviews the strategic plan and deals with strategic planning matters that arise during the year.

(c) Identification of principal risks and implementing of risk management systems	The Board works with management to identify the Corporation’s principal risks and manages these risks through regular appraisal of management’s practices on an ongoing basis.
(d) Succession planning including appointing, training and monitoring senior management
The Human Resources Committee is responsible for the elaboration and implementation of a succession planning process and its updates as required. The Human Resources Committee is responsible to monitor and review the performance of the Chief Executive Officer and that of all other senior officers.

(e) Communications policy
The Chief Financial Officer of the Corporation is responsible for communications between Management and the Corporation’s current and potential shareholders and financial analysts. The Board adopted and implemented Disclosure Guidelines to ensure consistency in the manner that communications with shareholders and the public are managed. The Audit Committee reviews press releases containing the quarterly results of the Corporation prior to release. In addition, all material press releases of the Corporation are reviewed by the President and Chief Executive Officer, Chief Financial Officer, Investor Relations Manager, Manager of Financial Reporting and Accounting and Internal Legal Counsel. The Disclosure Guidelines have been established in accordance with the relevant disclosure requirements under applicable Canadian and United States securities laws.

(f) Integrity of internal control and management information systems
The Audit Committee has the responsibility to review the Corporation’s systems of internal controls regarding finance, accounting, legal compliance and ethical behaviour. The Audit Committee meets with the Corporation’s external auditors on a quarterly basis. Accordingly, the Corporation fully complies with Sarbanes-Oxley Act requirements within the required period of time.

(g) Approach to corporate governance including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer
The Board assumes direct responsibility for the monitoring of the Board’s corporate governance practices, the functioning of the Board and the powers, mandates and performance of the committees. These responsibilities were previously assumed by the Human Resources Committee. Accordingly, the Board updated and adopted in March 2005 the following policies to fully comply with these responsibilities which are updated on a regular basis:

• Audit Committee Charter*;

• Board of Directors Corporate Governance Guidelines*;

• Code of Ethics for our Principal Executive Officer and Senior Financial
   Officers*;

• Disclosure Guidelines;

• Ethics and Business Conduct Policy*;

• Human Resources Committee Charter*;

• Securities Trading Policy;

• Statement on Reporting Ethical Violations (Whistle Blower)*;

• Policy Regarding Hiring Employees and Former Employees of Independent
   Auditor*.

The Board also adopted in October 2006 the Policy Regarding Hiring Employees and Former Employees of Independent Auditors which is also available on EXFO website at www.EXFO.com. The Board also adopted in April 2007 the Best Practice regarding the Granting Date of Stock Incentive Compensation and adopted in October 2008 the Guidelines regarding the filing and disclosure of material contracts.

* available on EXFO website at www.EXFO.com.

(h) Expectations and responsibilities of Directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials
The Board is also responsible for the establishment and functioning of all Board committees, their compensation and their good standing. At regularly scheduled meetings of the Board, the Directors receive, consider and discuss committee reports. The Directors also receive in advance of any meeting, all documentation required for the upcoming meetings and they are expected to review and consult this documentation.

3. Position Descriptions
(a) Disclose whether or not the board has developed written position descriptions for the chair of the board and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

There is no specific mandate for the Board, however the Board of Directors is, by law, responsible for managing the business and affairs of the Corporation. Any responsibility which is not delegated to senior management or to a committee of the Board remains the responsibility of the Board. Accordingly, the chair of the Board, of the Audit Committee and of the Human Resources Committee will namely:

• provide leadership to the Board or Committee;

• ensure that the Board or Committee can perform its duties in an effective and efficient manner;

• facilitate the functionary of the Board or Committee;

• promote best practices and high standards of corporate governance.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

No written position description has been developed for the CEO. The President and Chief Executive Officer, along with the rest of management placed under his supervision, is responsible for meeting the corporate objectives as determined by the strategic objectives and budget as they are adopted each year by the Board of Directors.

4. Orientation and Continuing Education
(a) Briefly describe what measures the board takes to orient new directors regarding

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.

The Human Resources Committee Charter foresees that the Human Resource Committee maintains an orientation program for New Directors.

Presentations and reports relating to the Corporation’s business and affairs are provided to new Directors. In addition, new Board members meet with senior management of the Corporation to review the business and affairs of the Corporation.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Human Resources Committee Charter foresees that the Human Resources Committee maintains a continuing education programs for Directors.

5. Ethical Business Conduct
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

i. disclose how a person or company may obtain a copy of the code;

ii. describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Corporation is committed to maintaining the highest standard of business conduct and ethics. Accordingly, the Board updated and established (i) a Board of Directors Corporate Governance Guidelines (ii) a Code of Ethics for our Principal Executive Officer and senior Financial Officers (iii) Ethics and Business Conduct Policy and (iv) a Statement on Reporting Ethical Violations “Whistleblower Policy” which are available on the Corporation’s website at www.EXFO.com.

The Board of Directors will determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of a violation of the Code of Ethics for our Principal Executive Officer and senior Financial Officers. Someone that does not comply with this Code of Ethics will be subject to disciplinary measures, up to and including discharge from the Corporation. Furthermore, a compliance affirmation must be filled in a written form agreeing to abide by the policies of the Code of Ethics.

 iii. provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been required or filed during our financial year ended August 31, 2009 with respect to any conduct constituting a departure from our Code of Ethics.
(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Activities that could give rise to conflicts of interest are prohibited. Board members should contact the Lead Director or in-house legal counsel regarding any issues relating to possible conflict of interest. If such event occurs, the implicated Board member will not participate in the meeting and discussion with respect to such possible conflict of interest and will not be entitled to vote on such matter. Senior executives should also contact the in-house legal counsel regarding any issues relating to possible conflict of interest.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
The Corporation has instituted and follows a “Whistleblower Policy” where each member of the Board as well as any senior officer, every employee of the Corporation and any person is invited and encouraged to report anything appearing or suspected of being non-ethical to our Lead Director, in confidence. The Lead Director has the power to hire professional assistance to conduct an internal investigation should he so fell required.

6. Nomination of Directors
(a) Describe the process by which the board identifies new candidates for board nomination.
The Board adopted and implemented a Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter. The Human Resources Committee is responsible for nomination, assessment and compensation of directors and Officers.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Human Resources Committee consists of five members all of who are independent Directors. The Chairman of the Human Resources Committee is Mr. Guy Marier per interim following the departure of Mr. Unger in June 2008 and starting October 2008 he was confirmed as Chairman.

The Human Resources Committee Charter namely foresees:

• The Committee to identify individuals qualified to become members of the Board, to conduct background checks respecting such individuals, to recommend that the Board select the director nominees for the next annual meeting of shareholders;

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
7. Compensation
(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.
The Human Resources Committee reviews periodically compensation policies in light of market conditions, industry practice and level of responsibilities. Only independent Directors are compensated for acting as a Director of the Corporation.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources Committee consists of five members all of who are independent Directors. The Chairman of the Human Resources Committee is Mr. Guy Marier per interim following the departure of Mr. Unger in June 2008 and starting October 2008 he was confirmed as Chairman.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The Human Resources Committee Charter namely foresees:

• The Committee to review and approve on an annual basis with respect to the annual compensation of all senior officers;

• The Committee to review and approve, on behalf of the Board of Directors (“the Board”) or in collaboration with the Board as applicable, on the basis of the attribution authorized by the Board, to whom options to purchase shares of the Corporation, RSUs or DSUs shall be offered as the case may be and if so, the terms of such options, RSUs or DSUs in accordance with the terms of the Corporation’s Long-Term Incentive Plan or the Deferred Share Unit Plan provided that no options, RSUs or DSUs shall be granted to members of this committee without the approval of the Board;

• The committee to recommend to the Board from time to time the remuneration to be paid by the Corporation to Directors;

• The Committee to make recommendations to the Board with respect to the Corporation’s incentive compensation plans and equity-based plans.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

In 2004, the Corporation hired Mercer Human Resource Consulting to conduct a full market benchmarking and review of the Corporation’s executive compensation plans. In 2006, Mercer provided data regarding market competitive annual base salary increases, which were applied to the executive compensation structure developed in 2004. In addition, Mercer completed mandates on the following topics in 2006:

• Job classification structure & salary scales (Define Job positions vs. comparable market including salary scale);

• Development of compensation management policies & practices (to manage employee progression through the salary scale).

In 2007, the Corporation appointed two human resources consultants, Mercer an AON Corporation to confirm that the compensation positioning of the Corporation was still aligned with the comparative market.

In 2008, Hewitt has conducted a world-wide market analysis for selected international positions. The survey included annual base salary, bonuses and commission plans.

In 2009, Mercer reviewed the compensation positioning of the Corporation.

8. Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.	The Board has no other standing committee.

9. Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board assumes direct responsibility for the monitoring of the Board’s corporate governance practices, the functioning of the Board and the powers, mandates and performance of the Committee. The Human Resources Committee, composed solely of independent Directors, initiates a self-evaluation of the Board’s performance on an annual basis.